EXHIBIT 4.1

$8,028,000,000

CREDIT AGREEMENT

Dated as of May 17, 2007

Among

TRIBUNE COMPANY

as Borrower

THE INITIAL LENDERS NAMED HEREIN

as Initial Lenders

JPMORGAN CHASE BANK, N.A.

as Administrative Agent

MERRILL LYNCH CAPITAL CORPORATION

as Syndication Agent

CITICORP NORTH AMERICA, INC.,
BANK OF AMERICA, N.A.
and
BARCLAY’S BANK PLC

as Co-Documentation Agents

and

J.P. MORGAN SECURITIES INC.,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
CITIGROUP GLOBAL MARKETS INC.
and
BANC OF AMERICA SECURITIES LLC

as Joint Lead Arrangers and Joint Bookrunners

i

ii

Schedules

Schedule I	–	Commitments; List of Applicable Lending Offices
Schedule 1.01(a)	–	Refinancing Debt
Schedule 1.01(b)	–	TMCT Property
Schedule 1.01(c)	–	Pro Forma Basis
Schedule 1.01(d)	–	Certain Intercompany Indebtedness
Schedule 1.01(e)	–	Closing Date Guarantors
Schedule 2.04(a)	–	Fiscal Quarters
Schedule 4.01(f)	–	Litigation
Schedule 4.01(p)	–	Subsidiaries
Schedule 5.02(a)	–	Existing Liens
Schedule 5.02(c)(ii)	–	Existing Debt
Schedule 5.02(e)	–	Asset Sales

Exhibits

Exhibit A-1	–	Form of Revolving Credit Note
Exhibit A-2	–	Form of Tranche X Note
Exhibit A-3	–	Form of Tranche B Note
Exhibit A-4	–	Form of Swing Line Note
Exhibit B	–	Form of Notice of Borrowing
Exhibit C	–	Form of Assignment and Acceptance
Exhibit D-1	–	Form of Opinion of Counsel for the Company
Exhibit D-2	–	Form of Opinion of Counsel to the Trustee of the ESOP Trust
Exhibit E	–	Form of Solvency Certificate
Exhibit F	–	Form of Guarantee
Exhibit G	–	Form of Pledge Agreement
Exhibit H	–	Form of Compliance Certificate
Exhibit I	–	Form of Administrative Questionnaire

iii

CREDIT AGREEMENT

This CREDIT AGREEMENT (“Agreement”) is entered into as of May 17, 2007 among TRIBUNE COMPANY, a Delaware corporation (“Tribune” or “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), JPMORGAN CHASE BANK, N.A., as administrative agent (the “Agent”), MERRILL LYNCH CAPITAL CORPORATION, as syndication agent (in such capacity, the “Syndication Agent”), and CITICORP NORTH AMERICA, INC. and BANK OF AMERICA, N.A., as co-documentation agents (in such capacity, the “Documentation Agents”), J.P. MORGAN SECURITIES INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, CITIGROUP GLOBAL MARKETS INC. and BANC OF AMERICA SECURITIES LLC (collectively, the “Lead Arrangers”) will act as Joint Lead Arrangers and Joint Bookrunners.

Borrower has requested that the Lenders provide a revolving credit facility, a tranche X facility, an initial tranche B facility and a delayed draw tranche B facility, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01.      Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition” shall mean the merger providing for Merger Sub to be merged with and into Borrower, and following such merger, Borrower to continue as the surviving corporation wholly owned by the ESOP.

“Acquisition Agreement” shall mean the Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune, Merger Sub, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, and, for the limited purposes set forth therein, EGI-TRB, L.L.C., as the same may be waived, amended, supplemented or otherwise modified from time to time; provided that any such waiver, amendment, supplement or other modification, in each case that is material and adverse to Lenders shall have been approved by the Agent.

“Acquisition Conditions” has the meaning specified in Section 5.02(b)(v).

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit I.

“Advance” means a Revolving Credit Advance, a Term Advance or a Swing Line Advance.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person.  For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and

“under common control with”) of a Person means the possession, direct or indirect, of the power to vote 10% or more of the Voting Stock of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“Agent” has the meaning specified in the preamble.

“Agent’s Account” means the account of the Agent maintained by the Agent at JPMorgan Chase Bank, N.A. at its office at 270 Park Avenue, New York, New York 10017.

“Agreement” has the meaning specified in the preamble and includes any subsequent amendments, supplements, amendments and restatements or other modifications from time to time thereto.

“Applicable ECF Percentage” means, for any fiscal year, (a) 50% if the Total Guaranteed Leverage Ratio as of the last day of such fiscal year is greater than or equal to 6.25 to 1.00, (b) 25% if the Total Guaranteed Leverage Ratio as of the last day of such fiscal year is less than 6.25 to 1.00 but greater than or equal to 5.75 to 1.00 and (c) 0% if the Total Guaranteed Leverage Ratio as of the last day of such fiscal year is less than 5.75 to 1.00.

“Applicable Fee” means, for any day with respect to (i) Unused Revolving Credit Commitments, the percentage per annum specified as the “Revolver Commitment Fee” in the table under “Applicable Margin” based on the then applicable price level and (ii) any Unused Delayed Draw Tranche B Commitment, 0.75% per annum.

“Applicable Lending Office” means, with respect to each Lender, such Lender’s Domestic Lending Office in the case of a Base Rate Advance and such Lender’s Eurodollar Lending Office in the case of a Eurodollar Rate Advance.

“Applicable Margin” means (a) with respect to the Tranche X Advances (i) prior to the Second Step Closing Date, (A) 2.50% per annum, in the case of Eurodollar Rate Advances, and (B) 1.50% per annum, in the case of Base Rate Advances and (ii) on and after the Second Step Closing Date, (A) 2.75% per annum, in the case of Eurodollar Rate Advances and (B) 1.75% per annum, in the case of Base Rate Advances; (b) with respect to the Tranche B Advances (i) 3.00% per annum, in the case of Eurodollar Rate Advances and (ii) 2.00% per annum, in the case of Base Rate Advances; and (c) with respect to the Revolving Credit Advances (i) until delivery of financial statements for the first full fiscal quarter commencing on or after the Closing Date pursuant to Section 5.01(i), (A) 3.00% per annum, in the case of Eurodollar Rate Advances, and (B) 2.00% per annum, in the case of Base Rate Advances and (ii) thereafter, the following percentages per annum, based upon the Total Guaranteed Leverage Ratio:

Applicable Margin

Pricing Level	Total Guaranteed Leverage Ratio	Revolver Commitment Fee	Eurodollar Rate Advances	Base Rate Advances
1	>6.25:1	0.500%	3.00%	2.00%
2	<6.25:1 and >5.75:1	0.500%	2.50%	1.50%
3	<5.75:1	0.375%	2.00%	1.00%

provided that if (x) the Acquisition Agreement is terminated prior to the consummation of the Acquisition and (y) the corporate credit ratings for Borrower are B1 or better by Moody’s and B+ or better by S&P (in each case with a stable outlook), then the Applicable Margin for each of the Revolving Credit Facility, the

Tranche X Advances and the Tranche B Advances shall be reduced by 25 basis points.  Any increase or decrease in the Applicable Margin shall be effective as of the first Business Day immediately following the receipt by the Agent of annual or quarterly financial statements pursuant to Section 5.01(i).

“Appropriate Lender” means, at any time, with respect to any of the Tranche X Facility, the Tranche B Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Facility at such time.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” means (a) any conveyance, sale, lease, sublease, assignment, transfer or other disposition (including by way of merger or consolidation and including any Sale and Lease-Back Transaction and any Disposition) of any property excluding sales of inventory and dispositions of cash and Cash Equivalents in each case, in the ordinary course of business, by Borrower or any of its Subsidiaries and (b) any issuance or sale of any Equity Interests of any Subsidiary of Borrower, in each case to any Person other than (i) Borrower, (ii) any Guarantor or (iii) except for purposes of Section 5.02(e), any other Subsidiary.  Notwithstanding anything herein to the contrary, Asset Sales shall not include (x) any conveyance, sale, lease, sublease, assignment, transfer or other disposition of property or any issuance or sale of any Equity Interests of any Subsidiary of Borrower (in a single or series of related transactions) with an aggregate fair market value of less than $10.0 million and (y) any issuance or sale of Junior Capital.

“Asset Sale Prepayment Event” means (x) the receipt of any Net Cash Proceeds from any Asset Sale or series of related Asset Sales; provided that the receipt of Net Cash Proceeds from any transactions expressly permitted by Section 5.02(e), other than transactions consummated in reliance on Section 5.02(e)(ii) and (vii), shall be excluded for purposes of this clause (x), and (y) pursuant to clause (v) of the definition of “Permitted Disposition Transactions,” the receipt of the prepayment amount associated with a Disposition.  Notwithstanding the foregoing, any sale of the asset listed in the Side Letter shall not constitute an Asset Sale Prepayment Event if used for the purposes stipulated in the Side Letter.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 8.07 or by the definition of “Eligible Assignee”), and accepted by the Agent and, if applicable, Borrower, in substantially the form of Exhibit C hereto or any other form approved by the Agent.

“Attributable Debt” shall mean, when used with respect to any Sale and Lease-Back Transaction, as at the time of determination, the present value (discounted at a rate equivalent to Borrower’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Lease-Back Transaction.

“Available Amount” of any Letter of Credit means, at any time, the maximum amount available to be drawn under such Letter of Credit at such time (assuming compliance at such time with all conditions to drawing), which maximum amount shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all automatic increases, if any, under the terms of such Letter of Credit, whether or not such maximum stated amount is in effect at such time.

“Base Rate” means a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the higher of:

(a)           the rate of interest announced publicly by JPMorgan Chase Bank, N.A. in New York, New York, from time to time, as JPMorgan Chase Bank, N.A.’s corporate base rate; and

(b)           1/2 of one percent per annum above the Federal Funds Rate.

“Base Rate Advance” means an Advance that bears interest as provided in Section 2.07(a)(i).

“Board of Directors” means (a) with respect to a corporation, the board of directors of the corporation, (b) with respect to a partnership, the board of directors of the general partner of the partnership and (c) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” has the meaning specified in the preamble.

“Borrower Acquisition Bridge Loans” means senior unsecured bridge loans of Borrower (together with senior subordinated guarantees thereof by the Guarantors) in each case incurred under agreements with representations, warranties, affirmative covenants, negative covenants and events of default substantially similar to those set forth herein, the net proceeds of which are used exclusively to finance the consummation of the Acquisition and to pay related fees and expenses.  Borrower Acquisition Bridge Loans also includes any extended senior term loans and senior exchange securities issued upon initial maturity of the Borrower Acquisition Bridge Loans in accordance with the Borrower Acquisition Bridge Loan Documents.

“Borrower Acquisition Bridge Loan Documents” means any bridge loan credit agreement, loan agreement or indenture, related guarantee agreement and all other documents executed and delivered, in each case in connection with the making of Borrower Acquisition Bridge Loans (including, without limitation, any applicable extended senior term loans and senior exchange securities issued in exchange therefore and not in addition thereto), in each case as amended, restated, replaced or otherwise modified from time to time in accordance therewith.

“Borrower Information” has the meaning specified in Section 8.08.

“Borrower’s Account” means the account of Borrower specified by Borrower to the Agent from time to time in writing.

“Borrower High Yield Notes” means senior or senior subordinated notes issued by Borrower (in either case, with related senior subordinated guarantees thereof by the Guarantors) in each case incurred on terms and conditions reasonably satisfactory to the Agent, the net proceeds of which are used exclusively to (i) finance the consummation of the Acquisition and to pay related fees and expenses or (ii) refinance any Borrower Acquisition Bridge Loans.  Borrower High Yield Notes also includes exchange notes and related guarantees to be issued in exchange for the initial Borrower High Yield Notes pursuant to a customary registration rights agreement.

“Borrower High Yield Notes Documents” means any Borrower High Yield Notes, the indenture under which Borrower High Yield Notes are issued and all other documents executed and delivered in connection with the issuance of Borrower High Yield Notes, in each case as amended, restated, replaced or otherwise modified from time to time in accordance therewith.

“Borrowing” means a Revolving Credit Borrowing, a Tranche X Borrowing, a Tranche B Borrowing or a Swing Line Borrowing.

“Broadcasting Holdco Transaction” means the contribution by Borrower of 100% of its equity interests in Tribune Broadcasting Company to its newly-formed, direct wholly owned Subsidiary, Tribune Broadcasting Holdco, LLC.

“Business Day” means a day of the year on which banks are not required or authorized by law to close in New York City or Chicago, Illinois and, if the applicable Business Day relates to any Eurodollar Rate Advances, on which dealings are carried on in the London interbank market.

“Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Lease Obligations) by the Borrower and the Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on a consolidated statement of cash flows of Borrower and its Subsidiaries; provided that the term “Capital Expenditures” shall not include (i) with respect to any purchase or acquisition of all of the Equity Interests of a Person or all or substantially all of the property or assets of a Person or business line of a Person, (x) the purchase price thereof and (y) any Capital Expenditures expended by the seller or entity to be acquired in connection with such purchase or acquisition prior to the date thereof or (ii) expenditures constituting part of a Permitted Disposition Transaction.

“Capital Lease Obligation” means, of any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation).

“Cash Equivalents” means, as to any Person, (a) securities issued, or directly, unconditionally and fully guaranteed or insured, by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition by such Person; (b) time deposits and certificates of deposit of any Lender or any commercial bank having, or which is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia having, capital and surplus aggregating in excess of $500.0 million and a rating of “A” (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) with maturities of not more than one year from the date of acquisition by such Person; (c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above; (d) commercial paper issued by any Person incorporated in the United States rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s, and in each case maturing not more than one year after the date of acquisition by such Person; (e) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (a), (b) and (d) above; (f) demand deposit accounts maintained in the ordinary course of business; (g) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended from time to time, (ii) are rated AAA by S&P or Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000; (h) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or

Moody’s; and (i) investments in auction rate securities or similar securities with a rating of AA and a maximum holding period of 90 days, for which the reset date will be used to determine the potential maturity date.

“Cash Interest Expense” means, for any period, Consolidated Interest Expense for such period, less the sum of (a) interest on any debt paid by the increase in the principal amount of such debt including by issuance of additional debt of such kind, (b) items described in clause (c) of the definition of “Consolidated Interest Expense” and (c) non-cash interest expense related to PHONES.

“Cash Management Agreement” means any agreement or arrangement to provide cash management services, including treasury, depository overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Casualty Event” means, with respect to any equipment, fixed assets or real property (including any improvements thereon) of Borrower or any Subsidiary, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property, the date on which Borrower or any of the Subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation to replace or repair such property, in each case, in excess of $10.0 million with respect to any such event.

“Change in Control” means (i) any Person or group of Persons (within the meaning of Sections 13(d) and 14(d) under the Exchange Act), other than, in the aggregate, Zell, EGI-TRB, L.L.C., the ESOP, the ESOP Trust or any Permitted Transferee, shall become the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock representing 40% or more of the Voting Stock of Borrower (or other securities convertible or exercisable into such Voting Stock) on a fully diluted basis (including common stock equivalents issued pursuant to the Tribune Management Equity Incentive Plan) or shall obtain the power (whether or not exercised) to elect a majority of Borrower’s directors or (ii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of Borrower (together with any new directors whose election to such board or whose nomination for election by the stockholders of Borrower was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Borrower then in office; provided that the consummation of the Transactions (including the change in Board of Directors pursuant thereto) shall not constitute a “Change of Control”.

“Closing Date” means the date of the initial Advances hereunder.

“Code” means the Internal Revenue Code of 1986, and the regulations thereunder, in each case as amended, reformed or otherwise modified from time to time.

“Collateral” means any and all property owned, leased or operated by a Person from time to time subject to a Lien under the Pledge Agreement.

“Commitment” means a Revolving Credit Commitment, a Letter of Credit Commitment, a Tranche X Commitment, a Tranche B Commitment, a Delayed Draw Tranche B Commitment or a Swing Line Commitment.

“Communications” has the meaning specified in Section 8.02(d).

“Companies” means Borrower and its Subsidiaries collectively, and any one of them, a “Company”.

“Company Material Adverse Effect” means the definition ascribed thereto in the Acquisition Agreement.

“Compliance Certificate” means a certificate of Borrower in the form of Exhibit H hereto.

“Consolidated” refers to the consolidation of accounts in accordance with GAAP.

“Consolidated Current Assets” means, as at any date of determination, the total assets of Borrower and its Subsidiaries which may properly be classified as current assets on a consolidated balance sheet of Borrower and its Subsidiaries in accordance with GAAP, excluding cash and Cash Equivalents.

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of Borrower and its Subsidiaries which may properly be classified as current liabilities (other than the current portion of any Debt) on a consolidated balance sheet of Borrower and its Subsidiaries in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, the total Consolidated interest expense of Borrower and its Subsidiaries for such period, including without duplication:

(a)           imputed interest on Capital Lease Obligations and Attributable Debt of Borrower and its Subsidiaries for such period;

(b)           commissions, discounts and other fees and charges owed by Borrower or any of its Subsidiaries with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period;

(c)           amortization of debt issuance costs, original issue discount and other financing, legal and accounting fees, costs and expenses (whether or not deferred) and any interest expense on deferred compensation arrangements, in each case incurred by Borrower or any of its Subsidiaries for such period;

(d)           cash contributions to any employee stock ownership plan or similar trust made by Borrower or any of its Subsidiaries to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Borrower or a wholly owned Subsidiary) in connection with Debt incurred by such plan or trust for such period;

(e)           all interest paid or payable with respect to discontinued operations of Borrower or any of its Subsidiaries for such period;

(f)            the interest portion of any deferred payment obligations of Borrower or any of its Subsidiaries for such period; and

(g)           all interest on any Debt of Borrower or any of its Subsidiaries of the type described in clause (h) or (i) of the definition of “Debt” for such period to the extent paid by Borrower and its Subsidiaries;

provided that (a) to the extent directly related to the Transactions, debt issuance costs, debt discount or premium and other financing fees, costs and expenses shall be excluded from the calculation of Consolidated Interest Expense and (b) Consolidated Interest Expense shall be calculated after giving effect to Hedge Agreements related to interest rates (including associated costs), but excluding unrealized gains and losses with respect to Hedge Agreements related to interest rates.

Other than for purposes of calculating Excess Cash Flow, Consolidated Interest Expense shall be calculated on a Pro Forma Basis to give effect to any Debt (other than Debt incurred for ordinary course working capital needs under ordinary course revolving credit facilities) incurred, assumed or permanently repaid or extinguished at any time on or after the first day of a Test Period and prior to the date of determination in connection with any Permitted Acquisitions and Asset Sales (other than any dispositions in the ordinary course of business) as if such incurrence, assumption, repayment or extinguishing had been effected on the first day of such period.

“Consolidated Total Assets” means the total of all assets of Borrower and the Subsidiaries determined on a consolidated basis in accordance with GAAP.

“Convert”, “Conversion” and “Converted” each refers to a conversion of Advances of one Type into Advances of the other Type pursuant to Section 2.08 or 2.09.

“Debt” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all payment obligations of such Person for the deferred purchase price of property or services (other than trade payables not overdue by more than 120 days incurred in the ordinary course of such Person’s business), (c) all payment obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all Purchase Money Obligations, Capital Lease Obligations, Attributable Debt and under synthetic, off-balance sheet or tax retention leases (excluding, however, operating leases), (e) all payment obligations, contingent or otherwise, of such Person in respect of acceptances, standby letters of credit or similar extensions of credit, (f) all net payment obligations of such Person in respect of Hedge Agreements, (g) all payment obligations outstanding to Persons that are not Affiliates of Borrower in connection with a Receivables Facility, (h) all Debt of others referred to in clauses (a) through (g) above or clause (i) below (collectively, “Guaranteed Debt”) guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person, through an agreement (1) to pay or purchase such Guaranteed Debt or to advance or supply funds for the payment or purchase of such Guaranteed Debt, (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Guaranteed Debt or to assure the holder of such Guaranteed Debt against loss in respect of such Guaranteed Debt, (3) to supply funds to or in any other manner invest funds in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (4) otherwise to assure a creditor against loss in respect of such Guaranteed Debt and (i) all Debt referred to in clauses (a) through (h) above (including Guaranteed Debt) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided that, if such Person has not assumed or otherwise become liable in respect of such Debt, such obligations shall be deemed to be in an amount equal to the lesser of (i) the amount of such Debt and (ii) fair market value of such property at the time of determination (in the Borrower’s good faith estimate).  The amount of any Guaranteed Debt shall be deemed to be an amount equal to the lesser of (a) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Debt is made and (b) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Debt, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of the Guaranteed Debt shall be such guaranteeing Person’s reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.  Notwithstanding anything to the contrary, Borrower’s obligation to pay Dividends to the ESOP pursuant to Section 6.3(a)(3) of the ESOP Purchase Agreement shall not constitute Debt.

“Debt for Borrowed Money” means, as of any date of determination and without duplication, all items that, in accordance with GAAP, would be classified as debt on Borrower’s Consolidated balance sheet; provided that Debt for Borrowed Money shall exclude, to the extent otherwise included the preceding clause, (i) accounts payable and accrued liabilities in the ordinary course of business of Borrower and its Subsidiaries, (ii) to the extent constituting an “effective” hedge in accordance with GAAP, prepaid variable forward derivative instruments and prepaid variable forward contract obligations, (iii) notes, bills and checks presented in the ordinary course of business by Borrower or any of its Subsidiaries to banks for collection or deposit, (iv) all obligations of Borrower and its Subsidiaries of the character referred to in this definition to the extent owing to Borrower or any of its Subsidiaries; provided, further, that, with respect to Hedge Agreements, Debt for Borrowed Money shall include only net payment obligations of such Person in respect of Hedge Agreements and (v) Debt of the type otherwise permitted under clauses (viii) or (xi) of Section 5.02(c); and provided, further, that Debt for Borrowed Money shall include, without duplication, whether or not reflected as debt on Borrower’s Consolidated balance sheet, all payment obligations outstanding to Persons that are not Affiliates of Borrower in connection with a Receivables Facility.

“Debt Service” means for any period, Cash Interest Expense for such period plus scheduled principal amortization in respect of Debt for Borrowed Money that is payable in cash for such period.

“Default” means any Event of Default or any event that, unless cured or waived, would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Default Interest” has the meaning specified in Section 2.07(b).

“Defaulted Advance” means, with respect to any Lender at any time, the portion of any Advance required to be made by such Lender to Borrower pursuant to Section 2.01 or 2.02 at or prior to such time that has not been made by such Lender or by the Agent for the account of such Lender pursuant to Section 2.02(d) as of such time.

“Defaulting Lender” means, at any time, any Lender that, at such time, owes a Defaulted Advance.

“Deferred Net Cash Proceeds” has the meaning assigned to such term in clauses (a) and (c) of the definition of “Net Cash Proceeds.”

“Delayed Draw Tranche B Advance” has the meaning assigned to such term in Section 2.01(c).

“Delayed Draw Tranche B Commitment” means as to any Lender (a) the amount set forth opposite such Lender’s name on Schedule I hereto as such Lender’s “Delayed Draw Tranche B Commitment” or (b) if such Lender has entered into any Assignment and Acceptance, the amount set forth for such Lender in the Register maintained by the Agent pursuant to Section 8.07(d) as such Lender’s “Delayed Draw Tranche B Commitment”, as such amount may be reduced pursuant to Section 2.05.  The aggregate Delayed Draw Tranche B Commitment on the Closing Date is $263,000,000.

“Designated Assets” means those assets listed as items 1 and 2 on Schedule 5.02(e) and those assets listed in the Side Letter.

“Disposition” has the meaning provided in the definition of “Permitted Disposition Transaction.”

“Dividend” means with respect to any Person that such Person has declared or paid a dividend or returned any equity capital to the holders of its Equity Interests or authorized or made any other distribution, payment or delivery of property (other than common stock of such Person) or cash to the holders of its Equity Interests as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for consideration any of its Equity Interests outstanding (or any options or warrants issued by such Person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of its Subsidiaries to purchase or otherwise acquire for consideration any of the Equity Interests of such Person outstanding (or any options or warrants issued by such Person with respect to its Equity Interests).  Without limiting the foregoing, “Dividends” with respect to any Person shall also include (i) all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes and (ii) contributions to the ESOP.

“Documentation Agents” has the meaning assigned to such term in the preamble hereto.

“Dollars” and the “$” sign each means lawful currency of the United States of America.

“Domestic Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Domestic Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to Borrower and the Agent.

“Domestic Subsidiary” means any Subsidiary that is organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided, that the definition of “Domestic Subsidiary” shall exclude any such Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary.

“EBITDA” means, for any period, and with respect to Borrower and its Subsidiaries, Consolidated net income (or net loss) of Borrower and its Subsidiaries, exclusive of, without duplication, (w) the income or loss resulting from extraordinary items for such period, and all losses or gains resulting from non-cash, non-operating items and one-time charges, (x) the income of any PDT Entity and any Person accounted for by Borrower or any of its Subsidiaries on the equity method for such period, but any such income so excluded may be included in such period or any later period to the extent of any cash dividends or distributions actually paid in the relevant period or any later period to Borrower or any Subsidiary of Borrower, (y) whether or not recurring, non-cash charges and, non-cash stock-based compensation charges determined in accordance with GAAP during such period, and whether or not recurring, non-cash retirement expense, including such expense from ESOP, pension and cash balance plans and (z) expected or actual gains resulting from the disposition of discontinued operations, (excluding in the case of clauses (w) and (y) (i) any non-cash charge representing an accrual or a reserve for potential cash charges in any future period and (ii) the accrual of revenue or recording of receivables in the ordinary course of business), plus the sum of (a) Consolidated Interest Expense of Borrower and its Subsidiaries for such period, (b) Consolidated income tax expense of Borrower and its Subsidiaries for such period, (c) depreciation expense of Borrower and its Subsidiaries for such period, (d) amortization expense of Borrower and its Subsidiaries for such period, in each case determined in accordance with GAAP for such period, (e) transaction fees and costs associated or incurred by Borrower or any of its Subsidiaries in connection with the First Step Transactions, the Second Step Transactions and Borrower’s existing credit facilities, (f) for the four quarter periods ending December 30, 2007, March 30, 2008, June 29, 2008 and September 28, 2008, $60.0 million in each such four quarter period consisting of pro forma cash savings resulting from termination of contributions into the Tribune Company 401(k) Savings and Profit Sharing Plan, (g) expected or actual losses resulting from the disposition of discontinued operations and (h) to the extent deducted in calculating Consolidated net income (or net loss) of Borrower and its Subsidiaries, Dividends by Borrower to the ESOP to the extent the amount so Dividended to the ESOP is used to fund the ESOP Note Repayment Amounts (and to the extent such ESOP Note Repayment Amounts are themselves not included in Consolidated net income (or net loss) of Borrower and its Subsidiaries).

Other than for purposes of calculating Excess Cash Flow, EBITDA shall be calculated on a Pro Forma Basis.

“Eligible Assignee” means (i) a Lender, (ii) an Affiliate of a Lender, (iii) an Approved Fund, and (iv) any other bank or financial institution approved by the Agent, each Issuing Bank (in the case of any assignment of Revolving Credit Commitments) and Borrower (such approval not to be unreasonably withheld or delayed); provided, however, that neither Borrower nor an Affiliate of Borrower shall qualify as an Eligible Assignee.

“Employee Benefit Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) that is maintained or contributed to by a Company or with respect to which a Company could incur liability.

“Environmental Action” means any action, suit, demand, demand letter, claim, notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat to health, safety or the environment relating to Hazardous Materials, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, rule, regulation, code, order, judgment, decree or judicial interpretation or any binding agency interpretation, policy or guidance relating to pollution or protection of the environment, health, safety or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means (i) shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person or (ii) any warrants, options or other rights to acquire such shares or interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any Person that is a member of Borrower’s controlled group, or under common control with Borrower, within the meaning of Section 414 of the Code.

“ERISA Event” means (a) (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC, or (ii) the requirements of subclause (1) of Section 4043(b) of ERISA (without regard to subclause (2) of such Section) are met with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following 30 days; (b) the application for a minimum funding waiver with respect to a Plan; (c) the provision by the administrator of any Plan of a notice of intent to terminate such Plan pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA); (d) the cessation of operations at a facility of Borrower or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (e) the withdrawal by Borrower or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (f) the conditions for the imposition of a lien under Section 302 or Section 303 of ERISA shall have been met with respect to any Plan; (g) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA; (h) the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, a Plan or (i) the receipt by a Loan Party, a Subsidiary or a PDT Entity of any notice concerning the imposition of liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA, or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“ESOP” means the Tribune Employee Stock Ownership Plan.

“ESOP Documentation” means, collectively (a) the Tribune Employee Stock Ownership Plan, effective as of January 1, 2007, (b) the Tribune Employee Stock Ownership Trust, dated April 1, 2007, (c) the ESOP Loan Agreement, ESOP Loan and ESOP Pledge Agreement, (d) the ESOP Purchase Agreement, (e) Acquisition Agreement, (f) Investor Rights Agreement and (g) all amendments, supplements or other modifications to the foregoing, all schedules, exhibits and annexes thereto and all agreements affecting the terms thereof or entered into in connection therewith.

“ESOP Investment” means the purchase by the ESOP of $250.0 million of Tribune common equity made by the ESOP on April 1, 2007.

“ESOP Loan” means the extension of credit made under the ESOP Note and the ESOP Loan Agreement.

“ESOP Loan Agreement” means the ESOP Loan Agreement, dated as of April 1, 2007, by and between Borrower and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the ESOP Trust, which implements and forms a part of the ESOP, as the same may be supplemented, amended, restated or otherwise modified from time to time.

“ESOP Note” means the ESOP’s 30-year amortizing 5.01% note as in effect on the Closing Date.

“ESOP Note Repayment Amounts” means, for any period, the aggregate amount of principal and interest payments due to Borrower in respect of the ESOP Note.

“ESOP Pledge Agreement” means the ESOP Pledge Agreement made April 1, 2007, between GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the ESOP Trust which forms a part of the ESOP and Borrower, as the same may be supplemented, amended, restated or otherwise modified from time to time.

“ESOP Purchase Agreement” means the ESOP Purchase Agreement made April 1, 2007, between Borrower and GreatBanc Trust Company, as trustee of the ESOP Trust, a separate trust created under the ESOP, as the same may be amended, restated or otherwise modified from time to time.

“ESOP Related Distributions” means payments, loans, advances, distributions or dividends made by Borrower to satisfy its obligations to repurchase Borrower’s common stock pursuant to the ESOP Documentation or ERISA (including contributions to the ESOP to enable the ESOP to purchase common stock that Borrower would otherwise be required to purchase under the ESOP Documentation or ERISA).

“ESOP Trust” means the Tribune Employee Stock Ownership Trust, dated April 1, 2007.

“Eurocurrency Liabilities” has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Eurodollar Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Eurodollar Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender (or, if no such office is specified, its Domestic Lending Office), or such other office of such Lender as such Lender may from time to time specify to Borrower and the Agent.

“Eurodollar Rate” means, for any Interest Period for each Eurodollar Rate Advance comprising part of the same Borrowing, an interest rate per annum equal to the rate per annum obtained by dividing (a) the rate per annum (rounded upward to the nearest whole multiple of 1/16 of 1% per annum) appearing on Reuters LIBOR 01 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period or, if for any reason such rate is not available, the average (rounded upward to the nearest whole multiple of 1/16 of 1% per annum, if such average is not such a multiple) of the rate per annum at which deposits in U.S.  dollars are offered by the principal office of each of the Reference Banks in London, England to prime banks in the London interbank market at 11:00 A.M. (London time) two Business Days before the first day of such Interest Period in an amount substantially equal to such Reference Bank’s Eurodollar Rate Advance comprising part of such Borrowing to be outstanding during such Interest Period and for a period equal to such Interest Period by (b) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period.  If the Reuters LIBOR 01 (or any successor page) is unavailable, the Eurodollar Rate for any Interest Period for each Eurodollar Rate Advance comprising part of the same Borrowing shall be determined by the Agent on the basis of applicable rates furnished to and received by the Agent from the Reference Banks two Business Days before the first day of such Interest Period, subject, however, to the provisions of Section 2.08.

“Eurodollar Rate Advance” means an Advance that bears interest as provided in Section 2.07(a)(ii).

“Eurodollar Rate Reserve Percentage” for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve re-

quirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Advances is determined) having a term equal to such Interest Period.

“Events of Default” has the meaning specified in Section 6.01.

“Excess Cash Flow” shall mean, for any fiscal year, EBITDA for such fiscal year, minus, without duplication:

(a)           Debt Service for such fiscal year;

(b)           any prepayments of Term Advances or Borrower Acquisition Bridge Loans, any prepayments of Revolving Credit Advances and Swingline Advances to the extent accompanied by corresponding permanent reductions in the Revolving Credit Commitments, and any prepayments of other Debt for Borrowed Money, during such fiscal year, in each case other than amounts already reflected in Debt Service;

(c)           Capital Expenditures during such fiscal year (excluding Capital Expenditures made in such fiscal year where a certificate in the form contemplated by the following clause (d) was previously delivered) that are paid in cash;

(d)           Capital Expenditures that Borrower or any of its Subsidiaries shall, during such fiscal year, become obligated to make but that are not made during such fiscal year; provided that Borrower shall deliver a certificate to the Agent not later than 90 days after the end of such fiscal year, signed by a financial officer of Borrower and certifying that such Capital Expenditures will be made in the following fiscal year;

(e)           the aggregate amount of expenditures made in cash during such period pursuant to Sections 5.02(h)(v) and (x) and 5.02(f)(vi);

(f)            Taxes of Borrower and its Subsidiaries that were paid in cash during such fiscal year or will be paid within six months after the end of such fiscal year and for which reserves have been established in accordance with GAAP;

(g)           the absolute value of the difference, if negative, of the amount of Net Working Capital at the end of the prior fiscal year (or the beginning of the fiscal year in the case of 2008) over the amount of Net Working Capital at the end of such fiscal year;

(h)           losses resulting from (i) non-ordinary course Asset Sales and related tax impact and (ii) extraordinary losses together with any tax effect, in each case, paid in cash during such fiscal year excluded from Consolidated net income;

(i)            to the extent (x) deducted in determining Consolidated net income and added back to determine EBITDA or (y) not deducted in determining EBITDA, in each case, the aggregate amount of expenditures made in cash during such period pursuant to Sections 5.02(g)(ii), (iii), (vii) and (ix);

(j)            the aggregate amount of all net cash payments received (i) under any Hedge Agreements and (ii) in respect of reserves relating to a prior fiscal year;

(k)           without duplication of any of clauses (a) – (j) and (l) through (n) of this definition, any amounts paid in connection with an Asset Sale for indemnification obligations, which obligations are not deducted from the definition of “Net Cash Proceeds”;

(l)            to the extent included in EBITDA, proceeds from any sale of certain Equity Interests held by Borrower or its Subsidiaries listed in the Side Letter;

(m)          to the extent included in EBITDA, the aggregate amount of cash proceeds received by Borrower after April 1, 2007 and prior to any date of determination from the litigation and proceedings listed in the Side Letter; and

(n)           to the extent added to determine EBITDA, all items that did not result from a cash payment to Borrower or any of its Subsidiaries on a consolidated basis during such fiscal year;

provided that any amount deducted pursuant of any of the foregoing clauses that will be paid after the close of such fiscal year shall not be deducted again in a subsequent fiscal year; plus, without duplication:

(i)            the difference, if positive, of the amount of Net Working Capital at the end of the prior fiscal year (or the beginning of the fiscal year in the case of 2008) over the amount of Net Working Capital at the end of such fiscal year;

(ii)           all proceeds received during such fiscal year of any Debt (other than Debt under this Agreement) to the extent used to finance any Capital Expenditure or prepayments of Debt for Borrowed Money, in each case to the extent there is a corresponding deduction to Excess Cash Flow above in respect of the use of such borrowings;

(iii)          to the extent any permitted Capital Expenditures referred to in clause (d) above do not occur in the fiscal year specified in the certificate of Borrower provided pursuant to clause (d) above, such amounts of Capital Expenditures that were not so made in the fiscal year specified in such certificates;

(iv)          any return on investments received in cash (other than from a Subsidiary) during such period, which investments were made pursuant to Section 5.02(h)(v), (x) or (xvi);

(v)           income or gain excluded from consolidated net income resulting from (a) non-ordinary course Asset Sales and any related provision for taxes on such gain or (b) extraordinary gains and any related provision for taxes, in each case realized in cash during such fiscal year (except to the extent such gain is subject to Section 2.10(b)(iii));

(vi)          if deducted in the computation of EBITDA, cash interest income; and

(vii)         to the extent subtracted in determining EBITDA, all items that did not result from a cash payment by Borrower or any of its Subsidiaries on a consolidated basis during such fiscal year.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exemption Certificate” has the meaning specified in Section 2.14(e)(ii).

“Existing Notes” means the Medium Term Notes and Borrower’s 4.875% senior notes due 2010, 7.25% senior debentures due 2013, 5.25% senior notes due 2015, 7.5% senior debentures due 2023, 6.25% series D medium-term notes due 2026, 6.61% senior debentures due 2027 and 7.25% senior debentures due 2096.

“Facility” means the Revolving Credit Facility, the Letter of Credit Facility, the Tranche X Facility or the Tranche B Facility.

“FCC” means the Federal Communications Commission, as established by the Communications Act of 1934.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

“First Step Transactions” means (i) the Stock Repurchase, (ii) the Refinancing, (iii) the Initial Zell Investment and issuance of the Zell Note, (iv) the formation of the ESOP, (v) the execution and delivery of the Acquisition Agreement, (vi) the ESOP Investment, (vii) the execution, delivery and performance by the Loan Parties of the Loan Documents to which they are a party and the making of the credit extensions hereunder to be made on the Closing Date, (viii) the ESOP Loan and the pledge of shares by ESOP to secure the ESOP Loan, (ix) the Tribune Finance LLC Transaction and the Broadcasting Holdco Transaction, (x) all other transactions necessary to effect or incidental to the foregoing and (xi) the payment of fees, costs and expenses related to the foregoing.

“Foreign Subsidiary” shall mean a Subsidiary that is organized under the laws of a jurisdiction other than the United States or any state thereof or the District of Columbia.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” has the meaning specified in Section 1.03.

“Governmental Authority” means the government of the United States, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means that certain guarantee agreement dated the Closing Date among Borrower, the Guarantors and the Agent substantially in the form of Exhibit F hereto.

“Guaranteed Debt” has the meaning specified in the definition of “Debt”.

“Guarantor” means each Domestic Subsidiary of Borrower listed on Schedule 1.01(e) and each other Subsidiary of Borrower that is required to become a Guarantor after the Closing Date pursuant to Section 5.01(l) and any other Subsidiary designated as a Guarantor by Borrower.  Borrower will provide to the Agent a supplement to Schedule 1.01(e) such that on the Closing Date, Schedule 1.01(e) lists each Domestic Subsidiary of Borrower existing on the Closing Date other than Tribune License Inc., Multimedia Insurance Company, a captive insurance Subsidiary, and each Immaterial Subsidiary of Borrower.

“Hazardous Materials” means (a) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law.

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements.

“Hedging Obligations” means obligations under or with respect to Hedge Agreements.

“Immaterial Subsidiary” means, at any time of determination, any Subsidiary of the Borrower that (i) has total annual revenues and total assets of less than $10,000,000 for the immediately preceding period of 12 consecutive fiscal months and (ii) does not have any Debt in respect of which the Borrower or any Subsidiary of the Borrower shall have any Guaranteed Debt or has not granted or permitted to exist any Lien on any of the Borrower’s or any of its wholly owned Subsidiaries’ assets.

“Increase Effective Date” has the meaning specified in Section 2.17(a).

“Increase Joinder” means a joinder agreement executed by Borrower, the Agent and each Lender making increased or new Commitments pursuant to Section 2.17, in form and substance reasonably satisfactory to each of them.

“Incremental Term Advance” has the meaning specified in Section 2.17(c).

“Incremental Term Borrowing” means a borrowing (other than a Conversion) consisting of simultaneous Incremental Term Advances of the same Type made by the applicable Lenders.

“Incremental Term Commitment” has the meaning specified in Section 2.17(a).

“Indemnified Party” has the meaning specified in Section 8.04(b).

“Information Memorandum” means the information memorandum dated April 2007 used by the Agent in connection with the syndication of the Commitments.

“Initial GAAP” has the meaning specified in Section 1.03.

“Initial Issuing Bank” means with respect to standby Letters of Credit, JPMorgan Chase Bank, N.A., in its capacity as an issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.03(g), and any other Revolving Credit Lender approved by the Agent and the Borrower (such approvals not to be unreasonably withheld) which has agreed to act as an Issuing Bank hereunder.  Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate and, except as otherwise agreed to by such Issuing Bank, all payments required to be made to such Issuing Bank hereunder with respect to Letters of Credit issued by such Issuing Bank shall instead be made to the Affiliate that issued such Letter of Credit.

“Initial Lenders” means those Lenders listed under the heading “Initial Lenders” in the signature pages hereto.

“Initial Tranche B Advance” has the meaning assigned to such term in Section 2.01(c).

“Initial Tranche B Commitment” means as to any Lender (a) the amount set forth opposite such Lender’s name on Schedule I hereto as such Lender’s “Initial Tranche B Commitment” or (b) if such Lender has entered into any Assignment and Acceptance, the amount set forth for such Lender in the Register maintained by the Agent pursuant to Section 8.07(d) as such Lender’s “Initial Tranche B Commitment”, as such amount may be reduced pursuant to Section 2.05.  The aggregate Initial Tranche B Commitment on the Closing Date is $5,515,000,000.

“Initial Zell Investment” means the investment by EGI-TRB, L.L.C. in Borrower of $250.0 million with respect to the purchase of $50.0 million of Borrower common equity and the Zell Note.

“Intellectual Property” has the meaning specified in Section 4.01(i).

“Intercompany Junior Subordinated Notes” means the junior subordinated notes of certain Guarantors issued to Tribune Finance, LLC on the Closing Date in an aggregate principal amount of not less than $3.0 billion.

“Interest Coverage Ratio” means, for any Test Period, a ratio of Consolidated EBITDA of Borrower and its Subsidiaries for such period to Cash Interest Expense of Borrower and its Subsidiaries during such period.

“Interest Period” means, for each Eurodollar Rate Advance comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Advance or the date of the Conversion of any Base Rate Advance into such Eurodollar Rate Advance and ending on the last day of the period selected by Borrower pursuant to the provisions below and, thereafter, with respect to Eurodollar Rate Advances, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by Borrower pursuant to the provisions below.  The duration of each such Interest Period shall be one, two, three or six months or subject to clause (c) of this definition, nine or twelve months, as Borrower may, upon notice received by the Agent not later than 12:00 noon (New York City time) on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:

(a)           Borrower may not select any Interest Period for (i) any Revolving Credit Borrowing that ends after the Revolving Credit Commitment Termination Date, (iii) any Tranche X Borrowing that ends after the Tranche X Maturity Date or (ii) any Tranche B Borrowing or Incremental Term Borrowing that ends after the Tranche B Maturity Date;

(b)           Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the same Borrowing shall be of the same duration;

(c)           Borrower shall not be entitled to select an Interest Period having duration of nine or twelve months unless, by 2:00 P.M. (New York City time) on the third Business Day prior to the first day of such Interest Period, each Lender notifies the Agent that such Lender will be providing funding for such Borrowing with such Interest Period (the failure of any Lender to so respond by such time being deemed for all purposes of this Agreement as an objection by such Lender to the requested duration of such Interest Period); provided that, if any or all of the Lenders object to the requested duration of such Interest Period, the duration of the Interest Period for such Borrowing shall be one, two, three or six months, as specified by Borrower requesting such Borrowing in the applicable Notice of Borrowing as the desired alternative to an Interest Period of nine or twelve months;

(d)           whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

(e)           whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

“Investment” has the meaning specified in Section 5.02(h).

“Investment Reduction Amount” means, on any date of determination, the sum of (a) the aggregate amount of Junior Capital (other than the Zell Note, the Initial Zell Investment, the Zell Sub Note as contemplated on the Closing Date or any additional Investments made to finance the Stock Repurchase, the Refinancing, the Acquisition and the payment of related fees and expenses) issued prior to or on such date of determination plus (b) 50% of Special Proceeds received before such date of determination plus (c) the aggregate amount of cash proceeds received by Borrower after April 1, 2007 and prior to such date of determination from the litigation and proceedings listed in the Side Letter and designated (at the time such proceeds are received) by Borrower to be included in the Junior Capital Reduction Amount and Investment Reduction Amount.

“Investor Rights Agreement” means the Investor Rights Agreement dated April 1, 2007 by and among Borrower, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the ESOP Trust, which implements and forms a part of the ESOP, as the same may be supplemented, amended, restated or otherwise modified from time to time.

“Issuance” with respect to any Letter of Credit means the issuance, amendment, renewal or extension of such Letter of Credit pursuant to Section 2.03.

“Issuing Bank” means an Initial Issuing Bank or any Eligible Assignee approved by Borrower (such approval not to be unreasonably withheld) to which a portion of the Letter of Credit Commitment hereunder has been assigned pursuant to Section 8.07 or any other Revolving Credit Lender (or any of its Affiliates) so long as such Eligible Assignee or other Revolving Credit Lender (or such Affiliate) expressly agrees to perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as an Issuing Bank and notifies the Agent of its Applicable Lending Office (which information shall be recorded by the Agent in the Register), for so long as such Initial Issuing Bank, Eligible Assignee or other Revolving Credit Lender (or such Affiliate), as the case may be, shall have a Letter of Credit Commitment.

“Junior Capital” means (i) common equity of Borrower that does not (a) provide for scheduled payments of dividends in cash prior to the date that is one year after the Tranche B Maturity Date or (b) become mandatorily redeemable pursuant to a sinking fund obligation or otherwise prior to the date that is one year after the Tranche B Maturity Date and (ii) Debt of Borrower that (a) is unsecured and not Guaranteed by any Subsidiary, (b) is expressly subordinated to the prior payment in full in cash of the Secured Obligations on terms reasonably satisfactory to the Agent (it being agreed that the subordination provisions of the Zell Note (taken together with Section 5.02(j)(i)(w)) are satisfactory to the Agent), (c) has a final maturity date that is not earlier than, and provides for no scheduled payments of principal or mandatory redemption obligations prior to, the date that is one year after the Tranche B Maturity Date and (d) provides for payments of interest solely in-kind until the date that is one year after the Tranche B Maturity Date.

“Junior Capital Reduction Amount” means, on any date of determination, the result of (a) 50% of Special Proceeds received before such date of determination plus (b) the aggregate amount of cash proceeds received by Borrower after April 1, 2007 from the litigations and proceedings listed in the Side Letter and designated (at the time such proceeds are received) by Borrower to be included in the Junior Capital Reduction Amount and Investment Reduction Amount minus (c) the Investment Reduction Amount (calculated without giving effect to clause (a) thereof) to the extent such amount was actually applied to reduce the Zell Investment Amount minus (d) the amount of dividends previously made of the type described in Section 5.02(g)(viii) minus (e) the principal amount of Junior Capital repurchased pursuant to Section 5.02(j)(i)(w) before such date of determination.

“L/C Cash Deposit Account” means an interest bearing cash deposit account to be established and maintained by the Agent, over which the Agent shall have sole dominion and control, upon terms as may be reasonably satisfactory to the Agent.

“L/C Disbursement” has the meaning specified in Section 2.03(c).

“L/C Related Documents” has the meaning specified in Section 2.03(f)(i).

“Lead Arrangers” has the meaning specified in the preamble.

“Lenders” means, at any time, each Revolving Credit Lender, each Tranche X Lender, each Tranche B Lender, each Issuing Bank, the Swing Line Lender and, without duplication, each Eligible Assignee that shall become a party hereto pursuant to Section 2.17 and each other Person that shall become a party hereto pursuant to Section 8.07.

“Letter of Credit” means, at any time, a letter of credit issued by an Issuing Bank pursuant to Section 2.01(b).

“Letter of Credit Agreement” has the meaning specified in Section 2.03(a).

“Letter of Credit Commitment” means, with respect to each Issuing Bank, the obligation of such Issuing Bank to issue Letters of Credit for the account of Borrower and its Subsidiaries in (a) the Dollar amount set forth opposite each Issuing Bank’s name on Schedule I hereto under the caption “Letter of Credit Commitment” or (b) if such Issuing Bank has entered into one or more Assignment and Acceptances, the Dollar amount set forth for such Issuing Bank in the Register maintained by the Agent pursuant to Section 8.07(d) as such Issuing Bank’s “Letter of Credit Commitment”, in each case as such amount may be reduced prior to such time pursuant to Section 2.05.

“Letter of Credit Facility” means, at any time, an amount equal to the least of (a) the aggregate amount of the Issuing Banks’ Letter of Credit Commitments at such time, (b) $250,000,000 and (c) the aggregate amount of the Unused Revolving Credit Commitments at such time, as such amount may be reduced at or prior to such time pursuant to Section 2.05.

“Lien” means any lien, security interest or other charge of any kind, or any other type of preferential arrangement intending to have the effect of a lien or security interest, including, without limitation, (x) any lien or retained security title of a conditional vendor, (y) any easement, right of way or other encumbrance on title to real property and (z) any assignment of income or proceeds intended to secure Debt for Borrowed Money.

“Loan Documents” means this Agreement, the Pledge Agreement and the Notes, in each case as the same may be amended, restated or otherwise modified from time to time.

“Loan Parties” means, collectively, Borrower and each Guarantor that is a party to a Loan Document.

“Material Adverse Effect” means (a) prior to the earlier to occur of the consummation of the Acquisition and the termination of the Acquisition Agreement in accordance with its terms (including, without limitation, for purposes of any representation and warranty made, or any condition required to be satisfied, on the Second Step Closing Date), except as disclosed in the SEC Reports filed prior to April 1, 2007 (other than risk factors and similar cautionary disclosure contained therein under the headings “Risk Factors” or “Forward-Looking Statements” or under any similar heading), or as disclosed in the “company disclosure schedule” to the Acquisition Agreement, a Company Material Adverse Effect and (b) thereafter, a material adverse effect on (i) the business, operations or financial condition of Borrower and its Subsidiaries taken as a whole (after giving effect to the Transactions), (ii) the rights and remedies of the Agent or any Lender under the Loan Documents or (iii) the ability of Borrower and the other Loan Parties (taken as a whole) to perform its obligations under the Loan Documents.

“Material Debt” means Debt with an outstanding principal amount of $75.0 million or more.

“Medium Term Notes” means the following medium-term notes of Borrower:  (i) the 6.35% Series E Medium-Term Notes issued on February 3, 1998 and maturing on February 1, 2008 with an initial face amount of $25,000,000, (ii) the 5.50% Series E Medium-Term Notes issued on October 6, 1998 and maturing on October 6, 2008 with an initial face amount of $167,915,000 and (iii) the 5.67% Series E Medium-Term Notes issued on December 8, 1998 and maturing on December 8, 2008 with an initial face amount of $69,550,000.

“Medium Term Notes Final Maturity Date” means December 8, 2008.

“Merger Sub” shall mean Tesop Corporation, a Delaware corporation wholly owned by the ESOP.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which Borrower or any ERISA Affiliate is making or had an obligation to make contributions, has within any of the preceding five plan years made or has an obligation to make contributions or with respect to which Borrower or any ERISA Affiliate could have liability.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that (a) is maintained for employees of Borrower or any ERISA Affiliate and at least one Person other than Borrower and the ERISA Affiliates or (b) was so maintained and in respect of which Borrower or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Net Cash Proceeds” means

(a)           with respect to any Asset Sale (other than any issuance or sale of Equity Interests), the cash proceeds received by Borrower or any of its Subsidiaries (including cash proceeds subsequently received (as and when received by Borrower or any of its Subsidiaries) in respect of non-cash consideration initially received) net of (i) selling expenses (including reasonable brokers’ fees or commissions, legal, accounting and other professional and transactional fees, transfer and similar taxes and Borrower’s good faith estimate of income taxes paid or payable in connection with such sale); (ii) amounts provided as a reserve, in accordance with GAAP, against (x) any liabilities under any indemnification obligations associated with such Asset Sale or (y) any other liabilities retained by Borrower or any of its Subsidiaries associated with the properties sold in such Asset Sale (provided that, to the extent and at the time any such amounts are released from such reserve (other than in satisfaction of any such liabilities), such amounts shall constitute Net Cash Proceeds); (iii) Borrower’s good faith estimate of payments required to be made with respect to unassumed liabilities relating to the properties sold within 90 days of such Asset Sale (provided that, to the extent such cash proceeds are not used to make payments in respect of such unassumed liabilities within 90 days of such Asset Sale, such cash proceeds shall constitute Net Cash Proceeds); (iv) the principal amount, premium or penalty, if any, interest and other amounts on any Debt for Borrowed Money which is secured by a Lien on the properties sold in such Asset Sale and which is repaid with such proceeds (other than any such Debt assumed by the purchaser of such properties); and (v) the amount of any proceeds of such Asset Sale that Borrower or any Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period) in the business of Borrower or any of the Subsidiaries; provided that any portion of such proceeds that has not been so reinvested within such Reinvestment Period (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) shall (x) be deemed to be Net Cash Proceeds of an Asset Sale occurring on the last day of such Reinvestment Period, and (y) be applied to the repayment of Advances in accordance with Section 2.10(b);

(b)           with respect to any incurrence of Debt for Borrowed Money or any issuance or sale of Equity Interests by Borrower or any of its Subsidiaries, the cash proceeds thereof, net of customary fees, commissions, costs and other expenses incurred in connection therewith; and

(c)           with respect to any Casualty Event, the cash insurance proceeds, condemnation awards and other compensation received in respect thereof, net of all reasonable costs and expenses incurred in connection with the collection of such proceeds, awards or other compensation in respect of such Casualty Event net of any proceeds, awards or other compensation in respect of such Casualty Event that Borrower or any Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period) (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) in the business of Borrower or any of the Subsidiaries; provided that any portion of such proceeds, awards or other compensation that has not been so reinvested within such Reinvestment Period shall (x) be deemed to be Net Cash Proceeds of a Casualty Event occurring on the last day of such Reinvestment Period, and (y) be applied to the repayment of Advances in accordance with Section 2.10(b).

“Net Working Capital” means, at any time, without regard to changes due to reclassifications in accordance with GAAP or purchase accounting, Consolidated Current Assets at such time minus Consolidated Current Liabilities.

“Non-Consenting Lender” has the meaning provided in Section 8.01.

“Non-Excluded Taxes” means any Taxes other than (i) net income and franchise taxes imposed with respect to the Agent or any Lender by the Governmental Authority under the laws of which the Agent or such Lender, as applicable, is organized or in which it maintains its applicable lending office and (ii) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction in which Borrower is located.

“Non-U.S. Lender” means any Lender that is not a “United States Person”, as defined under Section 7701(a)(30) of the Code.

“Note” means a Revolving Credit Note, a Tranche X Note, a Tranche B Note or a Swing Line Note.

“Notice of Borrowing” has the meaning specified in Section 2.02(a).

“Notice of Issuance” has the meaning specified in Section 2.03(a).

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Advances made to Borrower or L/C Disbursements made pursuant to Letters of Credit issued for the account of Borrower, including on behalf of any of its Subsidiaries, all accrued and unpaid fees (including pursuant to Section 2.04 of this Agreement) and all expenses, reimbursements, indemnities and other obligations of the Loan Parties to the Lenders or to any Lender, the Agent, an Issuing Bank or any indemnified party, in each case arising under the Loan Documents (including interest and fees accruing after commencement of any bankruptcy or insolvency proceeding against any Loan Party, whether or not allowed in such proceeding).

“Organizational Documents” means, with respect to any Person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such Person, (ii) in the case of any limited liability company, the certificate of formation and operating agreement (or similar documents) of such Person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such Person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such Person and (v) in any other case, the functional equivalent of the foregoing.

“Other Taxes” means any and all stamp, documentary or similar taxes, or any other excise or property taxes or similar levies that arise on account of any payment being or being required to be made hereunder or under any Note or from the execution, delivery, registration, recording or enforcement of this Agreement or any Note.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor).

“PDT Debt” has the meaning provided in the definition of “Permitted Disposition Transaction.”

“PDT Entity” has the meaning provided in the definition of “Permitted Disposition Transaction.”

“Permitted Acquisition” means any transaction for the (a) acquisition by a Guarantor of all or substantially all of the property of any Person, or of any business or division of any Person; or (b) acquisition (including by merger or consolidation) of the Equity Interests of any Person that becomes a wholly owned Domestic Subsidiary after giving effect such transaction; provided, that, for any acquisition over $10,000,000, in the case of each of (a) and (b) each of the following conditions shall be met:

(i)            no Event of Default then exists or would result therefrom;

(ii)           after giving effect to such transaction on a Pro Forma Basis, Borrower shall be in compliance with all covenants set forth in Sections 5.02(i)(A) and (B) as of the most recent Test Period (assuming if such transaction is to be consummated prior to the last day of the first Test Period for which the covenants in Sections 5.02(i)(A) and (B) are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining compliance with such covenants for purposes of this clause (ii));

(iii)          no Company (as defined prior to giving effect to such transaction) shall, in connection with any such transaction, assume or remain liable with respect to any Debt of the related seller or the business, Person or properties acquired, except to the extent permitted under Section 5.02(c);

(iv)          the Person, property or business to be acquired shall be, or shall be engaged in, a business of the type that Borrower and the Subsidiaries are permitted to be engaged in under Section 5.02(l);

(v)           all transactions in connection therewith shall be consummated in accordance with all applicable law;

(vi)          with respect to any transaction involving acquisition consideration of more than $100,000,000, unless the Agent shall otherwise agree, Borrower shall have provided the Agent and the Lenders with (A) historical financial statements for the last three fiscal years (or, if less, the number of years since formation) of the person or business to be acquired (audited if available) and unaudited financial statements thereof for the most recent interim period which are available and (B) reasonably detailed projections for the succeeding five years pertaining to the person or business to be acquired and updated projections for Borrower after giving effect to such transaction to the extent such projections have been provided to Borrower; provided that at Borrower’s request, such information may instead be provided to the Agent only (who will in turn make such information to any Lender upon its reasonable request); provided further that the information will be deemed to be Borrower Information and will be subject to Section 8.08;

(vii)         at least 10 Business Days prior to the proposed date of consummation of the transaction, Borrower shall have delivered to the Agent and the Lenders an officers’ certificate certifying that (A) such transaction complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance), and (B) such transaction could not reasonably be expected to result in a Material Adverse Effect; and

(viii)        in the case of (b) above, Borrower will cause such new Subsidiary to comply with Section 5.01(l) (if applicable).

“Permitted Disposition Transactions” means (i) any disposition of property by Borrower or any of its Subsidiaries (including, without limitation, any Asset Sale) (a “Disposition”) and (ii) any related incurrence of Debt (including any Debt secured by a Lien on such property), merger or consolidation of any Subsidiary of Borrower with or into any other Person (including, without limitation, with or into Borrower), Dividends to Borrower or any of its Subsidiaries, Investments in any other Person, prepayment, acquisition, exchange or other redemption of Debt, in each case in connection with or for the purpose of effecting such Disposition (any such related transaction, a “Related Transaction”); provided that, for any such Disposition (or series of related Dispositions) involving property with a fair market value of $10,000,000 or more, each of the following conditions shall be met with respect to the Disposition and all Related Transactions:

(i)            after giving effect to any such Disposition and all of its Related Transactions on a Pro Forma Basis (including after giving effect to any prepayment made or required to be made within six months thereafter pursuant to clause (v) of this definition), Borrower shall be in compliance with all covenants set forth in Sections 5.02(i)(A) and (B) as of the most recent Test Period (assuming if such transaction is to be consummated prior to the last day of the first Test Period for which the covenants in Sections 5.02(i)(A) and (B) are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining compliance with such covenants for purposes of this clause (i)); provided that, solely for purposes of the foregoing calculations in determining whether a Disposition and its Related Transactions are permitted, all Debt incurred as a Related Transaction of such Disposition (whether in the form of Guaranteed Debt or otherwise) by Borrower or any of its Subsidiaries regardless of whether it would be included in determining compliance with Sections 5.02(i)(A) and (B) shall be included in the calculation required by this clause (i), except that Debt incurred by Borrower and not by any Guarantor that is in the form of either Guaranteed Debt of a third party to which property is being transferred pursuant to the subject Disposition (the “Subject Transferee”) or an obligation owed solely to the Subject Transferee shall not be required to be included in the calculation required by this clause (i) if Borrower delivers to the Agent and the Lenders an officers’ certificate to the effect that the Subject Transferee is Solvent (determined as of the date of such incurrence, treating the Subject Transferee as if it were Borrower for purposes of the definition of Solvent and disregarding the benefit of Borrower’s guarantee or loan) which certificate shall be in form and substance satisfactory to the Agent;

(ii)           the aggregate fair market value of property subject to Dispositions contemplated by this definition occurring in any fiscal year shall not exceed an amount equal to (a) (1) 25% of Consolidated Total Assets prior to the date all Tranche X Advances have been paid in full and (2) thereafter, 15% of Consolidated Total Assets, in each case, as disclosed on the face of Borrower’s audited financial statements for the immediately preceding fiscal year minus (b) the aggregate fair market value of all Asset Sales (other than Dispositions) permitted under Section 5.02(e)(ii) in the applicable fiscal year; provided that a Disposition of any property referenced in Section 5.02(e)(vii) shall not be subject to the foregoing limitations;

(iii)          such Disposition, all Related Transactions and transactions in connection therewith shall be consummated in accordance with all applicable law and all terms and conditions thereof shall be fair and reasonable and no less favorable (on an after-tax basis), taken as a whole, to Borrower and its Subsidiaries and the holders of the Secured Obligations than terms and conditions Borrower and its Subsidiaries otherwise would have obtained in an arm’s-length Asset Sale transaction involving the property subject to the Disposition that is effected without any such Related Transactions (other than any Related Transactions that would otherwise be permitted under this Agreement in the absence of this definition and the related concepts);

(iv)          at least 10 Business Days prior to the proposed date of consummation of the Disposition, Borrower shall have delivered to the Agent and the Lenders an officers’ certificate certifying that (A) such transaction complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance) and (B) such transaction could not reasonably be expected to result in a Material Adverse Effect;

(v)           with respect to any such Disposition:

(A)          to the extent not involving a Sale and Lease-Back Transaction, Borrower shall be required to apply an amount equal to not less than the greater of (x) 70% of the fair market value of the property subject to such Disposition and (y) the Net Cash Proceeds therefrom, in each case to the prepayment of Advances in accordance with Section 2.10(b)(iii); and

(B)           to the extent involving a Sale and Lease-Back Transaction, Borrower may elect to either (i) prepay the Tranche X Advances and the Tranche B Advances in accordance with Section 2.10(a) prior to the six-month anniversary of the consummation of such Sale and Lease-Back Transaction from the Net Cash Proceeds received by Borrower or any of its Subsidiaries therefrom or (ii) on or before the thirtieth (30th) day following the consummation of such Sale and Lease-Back Transaction deposit all such Net Cash Proceeds, when received, into an interest bearing cash deposit account to be established and maintained by the Agent, over which the Agent shall have sole dominion and control, upon terms as may be reasonably satisfactory to the Agent, and then on the six-month anniversary of the consummation of such Sale and Lease-Back Transaction, to the extent not otherwise voluntarily prepaid in accordance with clause (v)(B)(i) above, shall apply an amount equal to the Net Cash Proceeds received on or prior to such date and, when received, such additional Net Cash Proceeds in respect of such transaction as and when received to the prepayment of Advances in accordance with Section 2.10(b)(iii); and

(vi)          any Related Transaction shall be required to comply with the following additional requirements:  (a) any Related Transaction involving an incurrence of Debt that is Debt of Borrower or any Subsidiary shall either be (1) if incurred by Borrower or a Guarantor, unsecured and, if incurred by a Guarantor, subordinated in right of payment to the Obligations of such Guarantor in a manner reasonably satisfactory to the Agent, and shall require no cash payments of principal prior to the sixth month following the Tranche B Maturity Date (“PDT Debt”) or (2) in an aggregate principal amount, when taken together with all other Debt incurred pursuant to this sub-clause (2) and Section 5.02(c)(xxiii), not exceeding $50.0 million (with amounts incurred pursuant to this sub-clause (2) reducing dollar-for-dollar the amount of Debt permitted to be incurred pursuant to Section 5.02(c)(xxiii)) and, to the extent involving the incurrence of a Lien on any property other than property that is subject to the Disposition or received as consideration in connection with such Disposition, any Lien securing Debt permitted by this sub-clause (2) shall be incurred in compliance with Section 5.02(a)(xi); (b) any Related Transaction involving a merger with, or transfer or other disposition of property to, Borrower shall only be permitted to the extent permitted under Section 5.02(b) (except that this shall not prohibit transfers of Net Cash Proceeds and other transfers as part of cash management or in the ordinary course of business); (c) any Related Transaction involving a transfer or other disposition of property to a Subsidiary that is not a Guarantor (a “PDT Entity”) shall only be permitted if all financial attributes of such Subsidiary (including Consolidated EBITDA) are excluded from the Pro Forma calculations required by paragraph (i) of this definition and are excluded from all calculations under Section 5.02(i)(A) and (B) for that and all subsequent Test Periods and shall thereafter be excluded from the calculation of Excess Cash Flow; (d) any Related Transaction involving an Investment shall be permitted only to the extent either (1) the Investment is being received as consideration for the Disposition or (2) the Investment shall be pursuant to Section 5.02(h)(vi), (x) or (xvi); (e)

any restrictions of the type subject to Section 5.02(d) shall only be permitted to the extent that they impact only a Guarantor or a PDT Entity and do not have a material adverse impact on any Collateral for the Obligations and, in the good faith judgment of Borrower, will not materially and adversely affect the ability of such Guarantor to satisfy its Obligations when due; (f) any prepayment or redemption of Debt shall be in compliance with and pursuant to Section 5.02(j) or shall be of Intercompany Junior Subordinated Notes of the Company effecting, or that is the subject of, the Disposition in connection with the Disposition and reasonably related thereto; and (g) restrictions of the type subject to Section 5.02(m) shall be permitted only to the extent they relate to property that is the subject of the relevant Disposition and any Investments received as consideration for the Disposition; provided that, notwithstanding anything to the contrary, this clause (vi) will not prohibit a Related Transaction if it otherwise complies with the requirements of this Agreement other than the definition of “Permitted Disposition Transaction”.

“Permitted Liens” means each of the following: (a) Liens for unpaid utilities and for taxes, assessments and governmental charges or levies to the extent not required to be paid under Section 5.01(b) hereof; (b) Liens imposed by law (other than any Lien imposed by ERISA that could reasonably be expected to result in a Material Adverse Effect), such as warehousemen’s, landlord’s, materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings and as to which appropriate reserves are being maintained; (c) pledges or deposits to secure obligations under workers’ compensation, unemployment insurance and other social security or employment laws or similar legislation or to secure public, statutory or regulatory obligations; (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory or regulatory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (e) easements, rights of way covenants, zoning, use restrictions and other encumbrances on title to real property that do not materially adversely affect the use of such property for its present purposes; (f) Liens securing judgments for the payment of money not constituting a Default under Section 6.01(f) or securing appeal or other surety bonds related to such judgments; (g) any interest or title of a lessor, sublessor, licensee or licensor under any operating lease or license agreement entered into in the ordinary course of business and not interfering in any material respect with the rights, benefits or privileges of such lease or licensing agreement, as the case may be; (h) Liens in favor of payor financial institutions having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Borrower or any Subsidiary of Borrower on deposit with or in possession of such financial institution; (i) leases or licenses of Intellectual Property or other assets granted by Borrower or any Subsidiary in the ordinary course of business and not interfering in any material respect with the ordinary conduct of business of Borrower or any Subsidiary and (j) the filing of UCC financing statements solely as a precautionary measure in connection with any transaction not prohibited hereunder.

“Permitted Transferee” means (i) any direct or indirect Affiliate of EGI-TRB, L.L.C., Equity Group Investments, L.L.C. or Zell, (ii) any direct or indirect member of EGI-TRB, L.L.C. and any direct or indirect Affiliate thereof, (iii) Zell or his spouse, lineal ancestors and descendants (whether natural or adopted), or (iv) any trust or retirement account primarily for the benefit of Zell and/or his spouse, lineal ancestors and descendants, any entity formed and wholly owned by any such trust or retirement account and any private foundation formed by Zell and/or any one or more of his descendants.

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

“PHONES” means the Exchangeable Subordinated Debentures of Borrower due 2029 and outstanding as of the Closing Date.

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Platform” has the meaning specified in Section 8.02(d).

“Pledge Agreement” means the Pledge Agreement in substantially the form of Exhibit G hereto and any other documents granting a Lien upon the Collateral as security for the payment of the Secured Obligations.

“Prepayment Event” means any Asset Sale Prepayment Event or Casualty Event.

“Pro Forma Basis” means, with respect to compliance with any test or covenant hereunder, to the extent consummated on or after the first day of a Test Period, the First Step Transactions, the Second Step Transactions, any Permitted Acquisition, an Asset Sale (including any anticipated disposition, transfer or assignment of specific assets listed on Schedule 1.01(c) in connection with which a definitive acquisition or other agreement has been entered into, including where such sale remains subject to certain customary approvals), the incurrence, permanent repayment or extinguishment of Debt (other than Debt incurred for working capital needs under ordinary course revolving credit facilities) or any cost savings realized or to be realized as a result of any of the foregoing (each a “Specified Transaction”) and the following transactions in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period in such test or covenant:  income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, (i) in the case of a sale, transfer or other disposition of all or substantially all Capital Stock in any Subsidiary or any division, product line, or facility used for operations of Borrower or any of its Subsidiaries, shall be excluded, and (ii) in the case of Debt described in the definition of  “Specified Transaction”, if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt as at the relevant date of determination); provided that the foregoing pro forma adjustments may be applied to any such test or covenant solely to the extent that such adjustments are consistent with the definition of EBITDA and Regulation S-X.

“Purchase Money Obligation” shall mean, for any Person, the obligations of such Person in respect of Debt (including Capital Lease Obligations) incurred for the purpose of financing all or any part of the purchase price of any property (including Equity Interests of any Person) or the cost of installation, construction or improvement of any property and any refinancing thereof; provided, however, that (i) such Debt is incurred within one year after such acquisition, installation, construction or improvement of such property by such Person and (ii) the amount of such Debt does not exceed 100% of the unamortized cost of such acquisition, installation, construction or improvement, as the case may be.

“Ratable Share” of any amount means (x) with respect to any Revolving Credit Lender at any time, the product of such amount multiplied by a fraction the numerator of which is the amount of such Lender’s Revolving Credit Commitment at such time (or, if the Revolving Credit Commitments shall have been terminated pursuant to Section 2.05 or 6.01, such Lender’s Revolving Credit Commitment as in effect immediately prior to such termination) and the denominator of which is the aggregate amount of all Revolving Credit Commitments at such time (or, if the Revolving Credit Commitments shall have been terminated pursuant to Section 2.05 or 6.01, the aggregate amount of all Revolving Credit Commitments as in effect immediately prior to such termination), (y) with respect to any Tranche B Lender at any time, the product of such amount multiplied by a fraction the numerator of which is the amount of such Lender’s Tranche B Advances plus the amount of such Lender’s Delayed Draw Tranche

B Commitment which has not been drawn upon at such time and the denominator of which is the aggregate amount of all Tranche B Advances plus the amount of all Delayed Draw Tranche B Commitments which have not been drawn upon at such time and (z) with respect to any Tranche X Lender at any time, the product of such amount multiplied by a fraction the numerator of which is the amount of such Lender’s Tranche X Advances and the denominator of which is the aggregate amount of all Tranche X Advances.

“Ratably” has the meaning specified in Section 7.05(a).

“Receivables Facility” one or more receivables financing facilities, in each case, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Debt of which is non-recourse (except for Standard Receivables Facility Undertakings) to Borrower and its Subsidiaries, other than any Receivables Subsidiary, pursuant to which Borrower or any of its Subsidiaries sells its accounts, payment intangibles and related assets to either (a) a Person that is not a Guarantor or (b) a Receivables Subsidiary.

“Receivables Facility Repurchase Obligation” means any obligation of Borrower or a Subsidiary that is a seller of assets in a Receivables Facility to repurchase the assets it sold thereunder as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engages only, in one or more Receivables Facilities.

“Reference Banks” means JPMorgan Chase Bank, N.A. and Citibank, N.A.

“Refinancing” means the refinancing of Borrower’s existing indebtedness listed on Schedule 1.01(a).

“Refunded Swing Line Advances” has the meaning specified in Section 2.02(b).

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Register” has the meaning specified in Section 8.07(d).

“Reinvestment Period” means 15 months following the date of an Asset Sale Prepayment Event or Casualty Event (or, if later, 180 days after the date Borrower or a Subsidiary has entered into a binding commitment to reinvest the proceeds of any such Asset Sale Prepayment Event or Casualty Event prior to the expiration of such 15 months).

“Related Funds” shall mean with respect to any Lender that is an Approved Fund, any other Approved Fund that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Related Transaction” has the meaning provided in the definition of “Permitted Disposition Transaction.”

“Required Lenders” means at any time Lenders owed or holding at least a majority of the sum of (a) the aggregate principal amount of the Advances outstanding at such time, (b) the aggregate amount of participations in undrawn Letters of Credit, (c) the aggregate Unused Revolving Credit Commitments at such time, (d) the aggregate amount of any outstanding Initial Tranche B Commitment and outstanding Tranche X Commitment and (e) the aggregate Unused Delayed Draw Tranche B Commitments at such time.

“Required Revolving Credit Lenders” means at any time Revolving Credit Lenders owed or holding at least a majority of the aggregate principal amount of the Revolving Credit Advances outstanding at such time or, if no Revolving Credit Advances are then outstanding, Revolving Credit Lenders holding at least a majority in interest of the Revolving Credit Commitments at such time.

“Retained Amount” means (a) the sum of (i) the cumulative amount of Excess Cash Flow for the period beginning July 1, 2007 to the date of determination, (ii) the aggregate amount of cash proceeds received by Borrower after April 1, 2007 and prior to any date of determination from the litigation and proceedings listed in the Side Letter and not designated by Borrower to be included in the Junior Capital Reduction Amount and Investment Reduction Amount and (iii) solely for purposes of Section 5.02(j)(i)(cc), Net Cash Proceeds from the sale of the asset listed in the Side Letter minus (b) the sum of (i) 50% of Excess Cash Flow from the period from July 1, 2007 through December 28, 2007, (ii) the amount of any Excess Cash Flow required to be applied to a prepayment pursuant to Section 2.10(b)(ii), (iii) the aggregate amount of Dividends paid pursuant to Section 5.02(g)(x), (iv) the aggregate actual amount of Investments made with the Retained Amount in reliance on Section 5.02(h)(x) (net of any return on capital in respect of such Investment or deemed reduction in the amount of such Investment including, without limitation, the sale of any such Investment for cash), (v) the aggregate actual amount of debt repayments made pursuant to Section 5.02(j)(i)(cc) and (vi) the aggregate amount of Capital Expenditures made pursuant to Section 5.02(i)(C) in reliance on the Retained Amount; provided that if the Retained Amount shall be reduced below zero, it shall be deemed to be zero for purposes of calculating availability under Sections 5.02(g)(x), 5.02(h)(x), 5.02(j)(i)(cc) and 5.02(i)(C).

“Revolving Credit Advance” has the meaning specified in Section 2.01(a).

“Revolving Credit Borrowing” means a borrowing (other than a Conversion) consisting of simultaneous Revolving Credit Advances of the same Type made by each of the Revolving Credit Lenders.

“Revolving Credit Commitment” means as to any Lender (a) the amount set forth opposite such Lender’s name on Schedule I as such Lender’s “Revolving Credit Commitment”, (b) if such Lender has become a Lender hereunder pursuant to an Assignment and Acceptance, the amount set forth in such Assignment and Acceptance or (c) if such Lender has entered into an Assignment and Acceptance, the amount set forth for such Lender in the Register maintained by the Agent pursuant to Section 8.07(d) as such Lender’s “Revolving Credit Commitment”, as such amount may be reduced pursuant to Section 2.05.  The aggregate Revolving Credit Commitment on the Closing Date is $750,000,000.

“Revolving Credit Commitment Termination Date” means the earlier of (a) the Revolving Credit Facility Maturity Date and (b) the date of termination in whole of the Revolving Credit Commitments pursuant to Section 2.05 or 6.01.

“Revolving Credit Facility” means, at any time, the aggregate amount of the Revolving Credit Lenders’ Revolving Credit Commitments.

“Revolving Credit Facility Maturity Date” means the date which is six years after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter.

“Revolving Credit Lender” means any Lender that has a Revolving Credit Commitment.

“Revolving Credit Note” means a promissory note of Borrower payable to the order of any Revolving Credit Lender, delivered pursuant to a request made under Section 2.16 in substantially the form of Exhibit A-1 hereto, evidencing the aggregate indebtedness of Borrower to such Lender resulting from the Revolving Credit Advances made by such Lender.

“S Corp Election” means Borrower has qualified and elected to be treated as an “S Corporation” under Subchapter S of the Code, and shall have filed all forms and taken all other actions necessary to qualify and elect that each Domestic Subsidiary of Borrower (other than (x) Immaterial Subsidiaries, (y) any other Subsidiaries for which Borrower reasonably determines the failure to be treated as a “qualified subchapter S subsidiary” for U.S. federal income tax purposes would not result in material adverse tax consequences to Borrower and (z) any such Subsidiary that is an “Ineligible Corporation” under Section 1361(b)(2) of the Code) be treated as a “qualified subchapter S subsidiary” for U.S. federal income tax purposes, in each case in accordance with all requirements of law.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor thereto.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by Borrower or any Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by Borrower or such Subsidiary to such Person in contemplation of such leasing.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended from time to time, and all rules and regulations promulgated thereunder.

“Schedule TO” means Borrower’s Schedule TO filed on April 25, 2007 with the Securities and Exchange Commission, as the same has been and shall be amended from time to time.

“SEC Reports” means (i) the Annual Report of Borrower on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission, (ii) Borrower’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 filed with the Securities and Exchange Commission, (iii) Borrower’s current Reports on Form 8-K filed with the Securities and Exchange Commission prior to the Closing Date (but subsequent to filing of the SEC Report described in clause (i) above) and (iv) Borrower’s Schedule TO.

“Second Step Closing Date” means the date on which the Second Step Transactions are consummated.

“Second Step Commitment Letter” means that certain Amended and Restated Second Step Commitment Letter dated as of April 5, 2007 (as the same may at any time be amended, supplemented or otherwise modified from time to time), in each case, among J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC and Borrower.

“Second Step Covenants” means the covenants set forth in Section 5.02(i)(A) and (B) based on the levels set forth under the heading “Column C” in each table.

“Second Step Transactions” means (i) the consummation of the Acquisition pursuant to the Acquisition Agreement (including the purchase of common stock owned by EGI-TRB, L.L.C.), (ii) the making of Incremental Term Advances and/or the execution, delivery and performance by Borrower and its Subsidiaries party thereto of the Borrower Acquisition Bridge Loan Documents and/or the Borrower

High Yield Notes Documents and the making of the Borrower Acquisition Bridge Loans and/or the issuance of the Borrower High Yield Notes, (iii) the issuance of the Zell Sub Note and the repayment of the Zell Note, (iv) the purchase by EGI-TRB, L.L.C. of the Warrant, (v) entry into the Zell Investment Agreement, (vi) all other transactions necessary to effect or incidental to the foregoing and (viii) the payment of fees, costs and expenses related to the foregoing.

“Secured Cash Management Obligations” means all obligations owing by Borrower or any Subsidiary to the Agent, a Lead Arranger or a co-arranger, any Affiliate, of any of the foregoing or a Person that was a Lender or an Affiliate of a Lender on the Closing Date or at the time the Cash Management Agreement giving rise to such obligations was entered into to the extent Borrower elects to treat such obligations as “Secured Cash Management Obligations”.

“Secured Hedging Obligations” means all obligations owing by Borrower or any Subsidiary to the Agent, a Lead Arranger or any Affiliate of any of the foregoing or a Person that is or, at the time such obligation arose, was a Lender or an Affiliate of a Lender, in each case under a Hedge Agreement.

“Secured Obligations” means all Obligations, together with all Secured Hedging Obligations and Secured Cash Management Obligations.

“Secured Parties” has the meaning assigned to such term in the Pledge Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Side Letter” means that certain side letter provided by Borrower to the Agent on the Closing Date that will be made available to any Lender upon reasonable request; provided that such letter and its contents shall be deemed Borrower Information and will be subject to Section 8.08.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that (a) is maintained for employees of Borrower or any ERISA Affiliate and no Person other than Borrower and the ERISA Affiliates or (b) was so maintained and in respect of which Borrower or any ERISA Affiliate could have liability, including, under Section 4069 of ERISA, in the event such plan has been or were to be terminated.

“Solvent” and “Solvency” mean, with respect to Borrower on the Closing Date or the Second Step Closing Date, as applicable, that on such date (a) the fair value and present fair saleable value of the aggregate assets (including goodwill) of Borrower exceeds its liabilities (including stated liabilities, identified contingent liabilities and the new financing), and such excess is in an amount that is not less than the capital of Borrower (as determined pursuant to Section 154 of the Delaware General Corporate Law), (b) Borrower will be able to pay its debts (including the stated liabilities, the identified contingent liabilities and the new financing), as such debts mature or otherwise become absolute or due and (c) Borrower does not have unreasonably small capital.  As used in this definition:

“fair value” means the amount at which the aggregate or total assets of Borrower (including goodwill) would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act and, on the Second Step Closing Date, in a transaction having a similar structure;

“present fair saleable value” means the amount that may be realized by a willing seller from a willing buyer if Borrower’s aggregate or total assets (including goodwill) are sold with reasonable promptness and, on the Second Step Closing Date, in a transaction having a similar structure;

“does not have unreasonably small capital” relates to the ability of Borrower to continue as a going concern and not lack sufficient capital for the business in which it is engaged, and will be engaged, as management has indicated such businesses are now conducted and are proposed to be conducted;

“stated liabilities” means recorded liabilities of Borrower as presented on the most recent balance sheet of Borrower provided to the Agent prior to the Closing Date or Second Step Closing Date, as the case may be;

“identified contingent liabilities” means the reasonably estimated contingent liabilities that may result from, without limitation, threatened or pending litigation, asserted claims and assessments, environmental conditions, guaranties, indemnities, contract obligations, uninsured risks, purchase obligations, taxes, and other contingent liabilities as determined by Borrower;

“new financing” means (a) on the Closing Date, the indebtedness incurred, assumed or guaranteed by Borrower in connection with the First Step Transactions and (b) on the Second Step Closing Date, the indebtedness incurred, assumed or guaranteed by Borrower in connection with the Transactions; and

“similar structure” means a structure similar to the structure contemplated in the Transactions (an S Corporation (under Subchapter 5 of the Code), owned entirely by an Employee Stock Ownership Plan, which receives favorable federal income tax treatment), or another structure resulting in equivalent favorable federal income tax treatment.

“Special Contribution” means an Investment in Junior Capital of Borrower made as all or part of a Zell Investment or pursuant to Section 5.01(n).

“Special Proceeds” means any aggregate Net Cash Proceeds received by Borrower or any Subsidiary from, and all tax savings directly associated with, the sale, transfer or disposition of Designated Assets in excess of the aggregate amount disclosed in the Side Letter.

“Standard Receivables Facility Undertakings” means representations, warranties, covenants and indemnities entered into by Borrower or any Subsidiary that Borrower has determined in good faith to be customary in financings similar to a Receivables Facility, including, without limitation, those relating to the servicing of the assets of a Receivables Facility Subsidiary, it being understood that any Receivables Facility Repurchase Obligation shall be deemed to be a Standard Receivables Facility Undertaking.

“Stock Repurchase” means the repurchase of certain shares of Borrower’s capital stock by Borrower on or about the Closing Date as provided in the Schedule TO.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or estate or other business entity of which (or in which) more than 50% of (a) the issued and outstanding Capital Stock having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time Capital Stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency),

(b) the interest in the capital or profits of such limited liability company, partnership or joint venture or (c) the beneficial interest in such trust or estate or other business entity is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries, in each case, with respect to Borrower; provided that neither any PDT Entity nor any entity disclosed in the Side Letter shall be deemed a “Subsidiary” for purposes of the Loan Documents.  Unless expressly stated otherwise or the context otherwise requires, any reference to “Subsidiary” shall mean a Subsidiary of Borrower.

“Swing Line Advance” has the meaning specified in Section 2.01(d).

“Swing Line Borrowing” means a borrowing consisting of a Swing Line Advance made by the Swing Line Lender.

“Swing Line Commitment” means the obligation of the Swing Line Lender to make Swing Line Advances pursuant to Section 2.01(d) in an aggregate principal amount at any one time outstanding not to exceed $100,000,000.

“Swing Line Lender” means JPMorgan Chase Bank, N.A., in its capacity as the lender of Swing Line Advances.

“Swing Line Note” means a promissory note of Borrower payable to the order of the Swing Line Lender, delivered pursuant to a request made under Section 2.16 in substantially the form of Exhibit A-4 hereto, evidencing the indebtedness of Borrower to such Lender resulting from the Swing Line Advances made by such Lender.

“Syndication Agent” has the meaning specified in the preamble hereto.

“Taxes” means any and all income, stamp or other taxes, duties, levies, imposts, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, and all interest, penalties or similar liabilities with respect thereto.

“Term Advances” means Tranche X Advances, Tranche B Advances and Incremental Term Advances.

“Test Period” means, for any determination hereunder, the four consecutive fiscal quarters most recently then last ended.

“TMCT Real Property” means  the real property owned in fee by TMCT, LLC that is leased to Borrower on the Closing Date and listed on Schedule 1.01(b) hereto.

“Total Guaranteed Leverage Ratio” means, at any date, the ratio of (x) the aggregate principal amount of Debt for Borrowed Money of Borrower that is Guaranteed by any of the Guarantors and the aggregate principal amount of Debt for Borrowed Money of the Guarantors (on a Consolidated basis) to (y) EBITDA for the period of four fiscal quarters most recently then ended.

“Tranche B Advance” means Initial Tranche B Advances and Delayed Draw Tranche B Advances.

“Tranche B Borrowing” means a borrowing (other than a Conversion) consisting of simultaneous Tranche B Advances of the same Type made by the applicable Lenders.

“Tranche B Commitment” means the Initial Tranche B Commitment and the Delayed Draw Tranche B Commitment.

“Tranche B Facility” means, at any time, the aggregate amount of the Lenders’ Tranche B Commitments at such time.

“Tranche B Lender” means any Lender with an outstanding Initial Tranche B Advance, Delayed Draw Tranche B Advance or a Tranche B Commitment.

“Tranche B Maturity Date” means the date which is seven years after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter.

“Tranche B Note” means a promissory note of Borrower payable to the order of any Lender with outstanding Tranche B Advances, delivered pursuant to a request made under Section 2.16 in substantially the form of Exhibit A-3 hereto, evidencing the indebtedness of Borrower to such Lender resulting from the Tranche B Advances made by such Lender.

“Tranche X Advance” has the meaning assigned to such term in Section 2.01(e).

“Tranche X Borrowing” means a borrowing (other than a Conversion) consisting of simultaneous Tranche X Advances of the same Type made by the applicable Lenders.

“Tranche X Commitment” means as to any Lender (a) the amount set forth opposite such Lender’s name on Schedule I hereto as such Lender’s “Tranche X Commitment” or (b) if such Lender has entered into any Assignment and Acceptance, the amount set forth for such Lender in the Register maintained by the Agent pursuant to Section 8.07(d) as such Lender’s “Tranche X Commitment”, as such amount may be reduced pursuant to Section 2.05.  The aggregate Tranche X Commitment on the Closing Date is $1,500,000,000.

“Tranche X Facility” means, at any time, the aggregate amount of the Lenders’ Tranche X Commitments at such time.

“Tranche X Lender” means any Lender with an outstanding Tranche X Advance or a Tranche X Commitment.

“Tranche X Maturity Date” means the date which is two years after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter.

“Tranche X Note” means a promissory note of Borrower payable to the order of any Lender with outstanding Tranche X Advances, delivered pursuant to a request made under Section 2.16 in substantially the form of Exhibit A-2 hereto, evidencing the indebtedness of Borrower to such Lender resulting from the Tranche X Advances made by such Lender.

“Transaction Documents” means all documents, instruments and agreements executed and/or delivered in connection with the Transactions, including without limitation the Loan Documents, the Guarantee, the Acquisition Agreement, the Borrower Acquisition Bridge Loan Documents, the Borrower High Yield Notes, the Borrower High Yield Notes Documents, the ESOP Loan Agreement, the ESOP Note, the ESOP Purchase Agreement, any other ESOP Documentation, the Intercompany Junior Subordinated Notes, the Zell Investment Agreement, the Zell Note and the Zell Sub Note.

“Transactions” means the First Step Transactions and the Second Step Transactions.

“Tribune” has the meaning specified in the preamble.

“Tribune Finance LLC Transaction” means (a) the satisfaction of the intercompany indebtedness owed by certain Subsidiaries and listed on Schedule 1.01(d) hereto, (b) the contribution by Borrower of not less than $3.0 billion to its newly-formed, direct wholly owned subsidiary, Tribune Finance, LLC, (c) the issuance by certain Subsidiaries of the Intercompany Junior Subordinated Notes to Tribune Finance, LLC and (d) the direct or indirect dividend or other distribution by such Subsidiaries of the aggregate amount of such loaned funds to Borrower.

“Tribune Management Equity Incentive Plan” means the Tribune Management Equity Incentive Plan as in effect on the Closing Date.

“Trust Indenture Act” has the meaning specified in Section 7.03.

“Type” means a Base Rate Advance or a Eurodollar Rate Advance.

“UCC” means the Uniform Commercial Code as in effect from time to time (except as otherwise specified) in any applicable state or jurisdiction.

“Unissued Letter of Credit Commitment” means, with respect to any Issuing Bank at any time, the obligation of such Issuing Bank to issue Letters of Credit for the account of Borrower or its Subsidiaries in an amount equal to the excess of (a) the amount of its Letter of Credit Commitment at such time over (b) the aggregate Available Amount of all Letters of Credit issued and outstanding by such Issuing Bank at such time.

“Unused Delayed Draw Tranche B Commitment” means, with respect to each Tranche B Lender at any time, (a) such Tranche B Lender’s Delayed Draw Tranche B Commitment minus (b) the aggregate principal amount of all Delayed Draw Tranche B Advances made by such Lender.

“Unused Revolving Credit Commitment” means, with respect to each Revolving Credit Lender at any time, (a) such Lender’s Revolving Credit Commitment at such time minus (b) the sum of (i) the aggregate principal amount of all Revolving Credit Advances made by such Lender (in its capacity as a Lender) and outstanding at such time, plus (ii) without duplication, the aggregate principal amount of (A) all Swing Line Advances made by such Lender (in its capacity as a Swing Line Lender, if applicable) and outstanding at such time or (B) all participation interests purchased in Swing Line Advances outstanding at such time by such Lender pursuant to Section 2.02(b) (other than in its capacity as a Swing Line Lender) plus (iii) such Lender’s Ratable Share of (A) the aggregate Available Amount of all the Letters of Credit outstanding at such time and (B) the aggregate principal amount of all Advances made by each Issuing Bank pursuant to Section 2.03(c) that have not been ratably funded by such Lender and outstanding at such time.

“Unused Swing Line Commitment” means, with respect to the Swing Line Lender at any time, the obligation of the Swing Line Lender to make Swing Line Advances for the account of Borrower or its Subsidiaries in an amount equal to the excess of (a) the amount of its Swing Line Commitment at such time minus (b) the amount of Swing Line Advances made by the Swing Line Lender and outstanding at such time.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

“Warrant” means that certain 15-year warrant of Borrower issued to EGI-TRB, L.L.C. evidencing rights to purchase 43,478,261 shares (subject to adjustment) of Borrower’s common stock.

“Zell” means Samuel Zell, a natural person.

“Zell Investment” means any Investment made pursuant to the Zell Investment Agreement.

“Zell Investment Agreement” means an agreement among Zell, as guarantor, EGI-TRB, L.L.C. and Borrower pursuant to which EGI-TRB, L.L.C. commits to invest the Zell Investment Amount in the form of Junior Capital, on the later to occur of March 25, 2008 and the Acquisition Closing Date, if Borrower has not validly made the S Corp Election on or before March 15, 2008.  Such agreement shall be in a form reasonably acceptable to the Agent.

“Zell Investment Amount” means (x) $100.0 million minus (y) the Investment Reduction Amount on the date any Investment is made pursuant to the Zell Investment Agreement.

“Zell Note” means that certain $200.0 million aggregate principal amount unsecured subordinated exchangeable promissory note of Borrower issued to EGI-TRB, L.L.C., its Permitted Transferees and/or any senior employee of Equity Group Investments, L.L.C. or of any direct or indirect Affiliates thereof.

“Zell Sub Note” means an 11-year $225.0 million initial principal amount pay-in-kind subordinated note of Borrower issued to EGI-TRB, L.L.C., its Permitted Transferees and/or any senior employee of Equity Group Investments, L.L.C. or of any direct or indirect Affiliates thereof.

SECTION 1.02.     Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”, (b) any definition of or reference to any Loan Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Sections, Exhibits and Schedules shall be construed to refer to Sections of, and Exhibits and Schedules to, this Agreement, (f) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time and (g) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.03.     Accounting Terms.  Except as otherwise expressly provided herein, all accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles as in effect in the United States from time to time (“GAAP”); provided that (a) if there is any change in GAAP from such principles applied in the preparation of the financial statements as in effect on the Closing Date (“Initial GAAP”) that is material in respect of the calculation of compliance with the covenants set forth in Section 5.02(i), Borrower shall give prompt notice of such change to the Agent and (b) if Borrower notifies the Agent that Borrower requests an amendment of any provision hereof to eliminate the effect of any change in GAAP (or the application thereof) from Initial GAAP (or if the Agent or the Required Lenders request an amendment of any provision hereof for such purpose), regardless of whether such notice is given before or after such change in GAAP (or the application thereof), then such provision shall be applied on the basis of generally accepted accounting principles as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision is amended in accordance herewith.

ARTICLE II

AMOUNTS AND TERMS OF THE
ADVANCES AND LETTERS OF CREDIT

SECTION 2.01.     The Advances and Letters of Credit.

(a)           The Revolving Credit Advances.  Each Revolving Credit Lender severally agrees, on the terms and conditions hereinafter set forth, to make advances (each, a “Revolving Credit Advance”) to Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Commitment Termination Date in an aggregate amount not to exceed at any time outstanding such Lender’s Revolving Credit Commitment.  Each Revolving Credit Borrowing shall be in an aggregate amount equal to the lesser of (i) the aggregate Unused Revolving Credit Commitments and (ii) $5,000,000 or an integral multiple of $500,000 in excess thereof (other than a Borrowing the proceeds of which shall be used solely to repay or prepay in full outstanding Swing Line Advances or outstanding Letter of Credit Advances) and shall consist of Revolving Credit Advances of the same Type made on the same day by the Lenders ratably according to their respective Revolving Credit Commitments.  Within the limits of each Lender’s Revolving Credit Commitment, Borrower may borrow under this Section 2.01(a), prepay pursuant to Section 2.10 and reborrow under this Section 2.01(a).

(b)           Letters of Credit.  Each Issuing Bank agrees, on the terms and conditions hereinafter set forth, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Agreement, to issue letters of credit (each, a “Letter of Credit”) denominated in Dollars for the account of Borrower and its Subsidiaries from time to time on any Business Day during the period from the Closing Date until 30 days before the Revolving Credit Commitment Termination Date in an aggregate Available Amount (i) for all Letters of Credit issued hereunder by all Issuing Banks not to exceed at any time the Letter of Credit Facility at such time and (ii) for each such Letter of Credit not to exceed an amount equal to the Unused Revolving Credit Commitments of the Revolving Credit Lenders at such time.  Unless otherwise agreed by the applicable Issuing Bank in its sole discretion, no Letter of Credit shall have an expiration date (including all rights of Borrower or the beneficiary to require renewal) later than 10 Business Days before the date set forth in clause (a) of the definition of Revolving Credit Commitment Termination Date; provided that in no event may any Letter of Credit be issued on or after, or have an expiration date on or after, the date set forth in clause (a) of the definition of Revolving Credit Commitment Termination Date.  Within the limits referred to above, Borrower may from time to time request the Issuance of Letters of Credit under this Section 2.01(b).

(c)           The Tranche B Advances.  Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make advances (each, an “Initial Tranche B Advance”) to Borrower on the Closing Date in an amount not to exceed such Lender’s Initial Tranche B Commitment at such time.  Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make advances (each a “Delayed Draw Tranche B Advance”) at any time from time to time after the Closing Date and prior to the Medium Term Notes Final Maturity Date in an amount not to exceed such Lender’s Delayed Draw

Tranche B Commitment at the time outstanding.  Each Delayed Draw Tranche B Advance shall be in an aggregate amount equal to the amount necessary to repay in full the obligations owing under any series of Medium Term Notes on the maturity date thereof and Delayed Draw Tranche B Advances shall be of the same Type made on the same day by the Lenders ratably according to their respective Delayed Draw Tranche B Commitments at the time outstanding.  Amounts borrowed under this Section 2.01(c) and repaid or prepaid may not be reborrowed.

(d)           The Swing Line Advances.  The Swing Line Lender agrees, on the terms and conditions hereinafter set forth, to make advances (each, a “Swing Line Advance”) to Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Commitment Termination Date in an aggregate amount not to exceed at any time outstanding the Swing Line Commitment.  Each Swing Line Borrowing shall be in an aggregate amount equal to the lesser of (i) the aggregate Unused Swing Line Commitments and (ii) $5,000,000 or an integral multiple of $500,000 in excess thereof.  All Swing Line Advances shall be made as Base Rate Advances and shall not be entitled to be Converted into Eurodollar Rate Advances.  Within the limits of the Swing Line Lender’s Swing Line Commitment, Borrower may borrow under this Section 2.01(d), prepay pursuant to Section 2.10 and reborrow under this Section 2.01(d); provided that the Swing Line Lender shall not be permitted or required to make Swing Line Advances if, after giving effect thereto, the aggregate amount of available Revolving Credit Commitments would be less than zero.

(e)           The Tranche X Advances.  Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make advances (each, a “Tranche X Advance”) to Borrower on the Closing Date in an amount not to exceed such Lender’s Tranche X Commitment at such time.  Any Tranche X Borrowing shall consist of Tranche X Advances made on the same day by the Tranche X Lenders ratably according to their Tranche X Commitments.  Amounts borrowed under this Section 2.01(e) and repaid or prepaid may not be reborrowed.

SECTION 2.02.     Making the Advances.

(a)           Except as otherwise provided in Section 2.03(c), each Borrowing (other than Swing Line Borrowings) shall be made on notice, given not later than 12:00 noon (New York City time) (x) three Business Days prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Eurodollar Rate Advances or (y) one Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Base Rate Advances, by Borrower to the Agent, which shall give to each Appropriate Lender prompt notice thereof by telecopier.  Each such notice of such a Borrowing (a “Notice of Borrowing”) shall be by telephone, confirmed immediately in writing, or telecopier in substantially the form of Exhibit B hereto, specifying therein the requested (i) date of such Borrowing, (ii) Type of Advances comprising such Borrowing, (iii) Facility under which such Borrowing is made (and if a Tranche B Borrowing, whether such Borrowing is comprised of Initial Tranche B Advances or Delayed Draw Tranche B Advances), (iv) aggregate amount of such Borrowing, and (v) in the case of a Borrowing consisting of Eurodollar Rate Advances, initial Interest Period for each such Advance.  Each Appropriate Lender shall, before 2:00 P.M. (New York City time) on the date of such Borrowing make available for the account of its Applicable Lending Office to the Agent at the Agent’s Account, in same day funds, such Lender’s ratable portion of such Borrowing.  After the Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Agent will promptly, and in any event on the date of such Borrowing, make such funds available to Borrower by wire transfer to Borrower’s Account.

(b)           Each Swing Line Borrowing shall be made on telephonic notice, given not later than 3:00 P.M. (New York City time) on a Business Day (followed (within one Business Day) by the delivery of a confirming Notice of Borrowing).  The proceeds of each Swing Line Advance shall be made available by the Swing Line Lender to Borrower promptly, and in any event on the date of such Borrowing, by wire transfer to Borrower’s Account.  Upon the making of each Swing Line Advance, and without further action on the part of the Swing Line Lender or any other Person, each Revolving Credit Lender (other than the Swing Line Lender) shall be deemed to have irrevocably purchased a participation interest (equal to its Ratable Share) in such Swing Line Advance, and such Revolving Credit Lender shall, to the extent of its Unused Revolving Credit Commitment, be responsible for reimbursing within one Business Day the Swing Line Lender for Swing Line Advances which have not been timely repaid to the Swing Line Lender by Borrower in accordance with the terms of this Agreement.  If (i) any Swing Line Advance shall be outstanding for more than five Business Days, (ii) any Swing Line Advance is or will be outstanding on a date when Borrower requests that a Revolving Credit Advance be made, or (iii) any Default shall occur and be continuing, then each Revolving Credit Lender (other than the Swing Line Lender) irrevocably agrees that it will, at the request of the Swing Line Lender, to the extent of its Unused Revolving Credit Commitment, make a Revolving Credit Advance (which shall initially be funded as a Base Rate Advance) in an amount equal to such Lender’s Ratable Share of the aggregate principal amount of all such Swing Line Advances then outstanding.  On or before 11:00 a.m. (New York City time) on the first Business Day following receipt by each Revolving Credit Lender of a request to make Revolving Credit Advances as provided in the preceding sentence, each Revolving Credit Lender shall deposit in an account specified by the Swing Line Lender the amount so requested in same day funds and such funds shall be applied by the Swing Line Lender to repay such outstanding Swing Line Advances  (such outstanding Swing Line Advances so repaid are hereinafter referred to as the “Refunded Swing Line Advances”).  At the time the Revolving Credit Lenders make the above referenced Revolving Credit Advances, the Swing Line Lender shall be deemed to have simultaneously made a Revolving Credit Advance in an amount equal to its Ratable Share of such outstanding Swing Line Advances (immediately prior to the making of such Refunded Swing Line Advances).  Upon the making (or deemed making, in the case of the Swing Line Lender) of any Revolving Credit Advances pursuant to this clause (b), the amount so funded shall become an outstanding Revolving Credit Advance and shall no longer be owed as a Swing Line Advance.  All interest payable with respect to any Revolving Credit Advances made (or deemed made, in the case of the Swing Line Lender) pursuant to this clause (b) shall be appropriately adjusted to reflect the period of time during which the Swing Line Lender had outstanding Swing Line Advances in respect of which such Revolving Credit Advances were made.  Each Revolving Credit Lender’s obligation to make the Revolving Credit Advances referred to in this clause (b) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, Borrower or any Person for any reason whatsoever; (ii) the occurrence or continuance of any Default; (iii) any adverse change in the condition (financial or otherwise) of Borrower; (iv) the acceleration or maturity of any Advances or other obligations of Borrower hereunder or the termination of any Commitment after the making of any Swing Line Advance; (v) any breach of this Agreement or any Note by any Person; or (vi) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(c)           Each Notice of Borrowing shall be irrevocable and binding on Borrower.  In the case of any Borrowing that the related Notice of Borrowing specifies is to be comprised of Eurodollar Rate Advances, Borrower shall indemnify each Lender against any loss (but excluding lost profits), cost or expense incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III, including, without limitation, any loss (but excluding lost profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of such Borrowing when such Advance, as a result of such failure, is not made on such date.

(d)           Unless the Agent shall have received notice from an Appropriate Lender prior to the time of any Borrowing that such Lender will not make available to the Agent such Lender’s ratable portion of such Borrowing, the Agent may assume that such Lender has made such portion available to the Agent on the date of such Borrowing in accordance with clauses (a) or (b) of this Section 2.02 and the Agent may, in reliance upon such assumption, make available to Borrower on such date a corresponding amount.  If and to the extent that such Lender shall not have so made such ratable portion available to the Agent, such Lender and Borrower severally agree to repay to the Agent promptly following demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to Borrower until the date such amount is repaid to the Agent, at (i) in the case of Borrower, the higher of (A) the interest rate applicable at the time to Advances comprising such Borrowing and (B) the cost of funds incurred by the Agent in respect of such amount and (ii) in the case of such Lender, the Federal Funds Rate.  If Borrower and such Lender shall pay such interest to the Agent for the same or an overlapping period, the Agent shall promptly remit to Borrower the amount of such interest paid by the Lender for such period.  If such Lender shall repay to the Agent such corresponding amount, such amount so repaid shall constitute such Lender’s Advance as part of such Borrowing for purposes of this Agreement.

(e)           The failure of any Lender to make the Advance to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on the date of any Borrowing.

SECTION 2.03.     Issuance of and Drawings and Reimbursement Under Letters of Credit.

(a)           Request for Issuance.  Each Letter of Credit shall be issued upon notice, given not later than 12:00 noon (New York City time) on the fifth Business Day prior to the date of the proposed Issuance of such Letter of Credit (or on such shorter notice as the applicable Issuing Bank may agree), by Borrower to any Issuing Bank and the Agent.  Each such notice by Borrower of Issuance of a Letter of Credit (a “Notice of Issuance”) shall be by telecopier or telephone, confirmed promptly in writing, specifying therein the requested (A) date of such Issuance (which shall be a Business Day), (B) Available Amount of such Letter of Credit, (C) expiration date of such Letter of Credit, (D) name and address of the beneficiary of such Letter of Credit and (E) form of such Letter of Credit and such Letter of Credit shall be issued pursuant to such application and agreement for letter of credit as such Issuing Bank and Borrower shall agree for use in connection with such requested Letter of Credit (a “Letter of Credit Agreement”).  If the requested form of such Letter of Credit is acceptable to such Issuing Bank in its reasonable discretion (it being understood that any such form shall have only explicit documentary conditions to draw and shall not include discretionary conditions), such Issuing Bank will, upon fulfillment of the applicable conditions set forth in Section 3.02, make such Letter of Credit available to Borrower at its office referred to in Section 8.02 or as otherwise agreed with Borrower in connection with such Issuance.  In the event and to the extent that the provisions of any Letter of Credit Agreement shall conflict with, or shall otherwise include representations, warranties, covenants or defaults more restrictive than those set forth in, this Agreement, the provisions of this Agreement shall govern and such provisions in the Letter of Credit Agreement shall be of no force or effect.

(b)           Participations.  By the Issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing or decreasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Revolving Credit Lenders, such Issuing Bank hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Ratable Share of the Available Amount of such Letter of Credit.  Borrower hereby agrees to each such participation.  In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Agent, for the account of such Issuing Bank, such Lender’s Ratable Share of each drawing made under a Letter of Credit funded by such Issuing Bank and not reimbursed by Borrower on the date made, or of any reimbursement payment required to be refunded to Borrower for any reason, which amount will be advanced, and deemed to be a Revolving Credit Advance to Borrower hereunder, regardless of the satisfaction of the conditions set forth in Section 3.02.  Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Revolving Credit Lender further acknowledges and agrees that its participation in each Letter of Credit will be automatically adjusted to reflect such Lender’s Ratable Share of the Available Amount of such Letter of Credit at each time such Lender’s Revolving Credit Commitment is amended pursuant to an assignment in accordance with Section 8.07 or otherwise pursuant to this Agreement; provided that, with respect to any Letter of Credit that has an expiration date after the date that is later than 10 Business Days prior to the Revolving Credit Commitment Termination Date, the participation of each Lender shall terminate on such Revolving Credit Commitment Termination Date.

(c)           Drawing and Reimbursement.  The payment by an Issuing Bank of a draft drawn under any Letter of Credit (an “L/C Disbursement”) which is not reimbursed on the date made shall constitute for all purposes of this Agreement the making by any such Issuing Bank of a Revolving Credit Advance to Borrower, which shall be a Base Rate Advance, in the amount of such draft, without regard to whether the making of such Advance would exceed such Issuing Bank’s Unused Revolving Credit Commitment.  Each Issuing Bank shall give prompt notice of each L/C Disbursement to Borrower and the Agent.  Upon written demand by such Issuing Bank, with a copy of such demand to the Agent and Borrower, each Revolving Credit Lender shall pay to the Agent such Lender’s Ratable Share of such outstanding Advance pursuant to Section 2.03(b).  Each Revolving Credit Lender acknowledges and agrees that its obligation to make Revolving Credit Advances pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Promptly after receipt thereof, the Agent shall transfer such funds to such Issuing Bank.  Each Revolving Credit Lender agrees to fund its Ratable Share of an outstanding Revolving Credit Advance on (i) the Business Day on which demand therefor is made by such Issuing Bank, provided that notice of such demand is given not later than 12:00 noon (New York City time) on such Business Day, or (ii) the first Business Day next succeeding such demand if notice of such demand is given after such time.  If and to the extent that any Revolving Credit Lender shall not have so made the amount of such Advance available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such amount together with interest thereon, for each day from the date of demand by any such Issuing Bank until the date such amount is paid to the Agent, at the Federal Funds Rate for its account or the account of such Issuing Bank, as applicable.  If such Lender shall pay to the Agent such amount for the account of any such Issuing Bank on any Business Day, such amount so paid in respect of principal shall constitute a Revolving Credit Advance made by such Lender on such Business Day for purposes of this Agreement, and the outstanding principal amount of the Revolving Credit Advance made by such Issuing Bank shall be reduced by such amount on such Business Day.

(d)           Letter of Credit Reports.  Each Issuing Bank shall furnish (A) to the Agent and each Revolving Credit Lender (with a copy to Borrower) on the first Business Day of each month a written report summarizing Issuance and expiration dates of Letters of Credit issued by such Issuing Bank during the preceding month and drawings during such month under all Letters of Credit and (B) to the Agent and each Revolving Credit Lender (with a copy to Borrower) on the first Business Day of each calendar quarter a written report setting forth the average daily aggregate Available Amount during the preceding calendar quarter of all Letters of Credit issued by such Issuing Bank.

(e)           Failure to Make Advances.  The failure of any Lender to make the Advance to be made by it on the date specified in Section 2.03(c) shall not relieve any other Lender of its obligation hereunder to make its Advance on such date, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on such date.

(f)            Obligation Absolute.  The obligations of Borrower under any Letter of Credit Agreement and any other agreement or instrument relating to any Letter of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement, such Letter of Credit Agreement and such other agreement or instrument under all circumstances, including, without limitation, the following circumstances (it being understood that any such payment by Borrower is without prejudice to, and does not constitute a waiver of, any rights Borrower might have or might acquire as a result of the payment by any Issuing Bank or any Lender of any draft or the reimbursement by Borrower thereof):

(i)            any lack of validity or enforceability of this Agreement, any Note, any Letter of Credit Agreement, any Letter of Credit or any other agreement or instrument relating thereto (all of the foregoing being, collectively, the “L/C Related Documents”);
(ii)           any change in the time, manner or place of payment of, or in any other term of, all or any of the obligations of Borrower in respect of any L/C Related Document or any other amendment or waiver of or any consent to departure from all or any of the L/C Related Documents;
(iii)          the existence of any claim, set-off, defense or other right that Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), any Issuing Bank, the Agent, any Lender or any other Person, whether in connection with the transactions contemplated by the L/C Related Documents or any unrelated transaction;
(iv)          any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;
(v)           payment by any Issuing Bank under a Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit;
(vi)          any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any guarantee, for all or any of the obligations of Borrower in respect of the L/C Related Documents; or
(vii)         any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including, without limitation, any other circumstance that might otherwise constitute a defense available to, or a discharge of, Borrower or a Guarantor.

(g)           Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time with another party eligible to become an Issuing Bank as provided herein, by written notice given by Bor-

rower (with the approval of the successor Issuing Bank and the Agent) to the replaced Issuing Bank; provided that, to the extent requested by the replaced Issuing Bank, prior to such replacement all Letters of Credit issued by the replaced Issuing Bank are terminated or cash collateralized or otherwise supported on terms reasonably satisfactory to the replaced Issuing Bank.  The Agent shall notify the Lenders of any such replacement of an Issuing Bank.  At the time any such replacement shall become effective, Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank (solely in its capacity as Issuing Bank) pursuant to Section 8.16.  From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(h)           Cash Collateralization.  If any Event of Default shall occur and be continuing, on the Business Day that Borrower receives notice from the Agent (at the direction of the Required Lenders) (or, if the maturity of the Advances has been accelerated, Lenders with Letter of Credit obligations representing greater than 50% of the total Letter of Credit obligations) demanding the deposit of cash collateral pursuant to this Section 2.03(h), Borrower shall cash collateralize the Letters of Credit pursuant to Section 6.02.

SECTION 2.04.     Fees.

(a)           Commitment Fee.  Borrower agrees to pay to the Agent for the account of each Revolving Credit Lender and each Lender with a Delayed Draw Tranche B Commitment, for the period (including any portion thereof when any of the Commitments are suspended by reason of Borrower’s inability to satisfy any condition of Article III) commencing on (i) in the case of each Initial Lender, from (and including) the Closing Date and (ii) in the case of each other Lender, from (and including) the effective date specified in the Assignment and Acceptance pursuant to which such other Lender became a Lender and continuing through (x) in the case of the Revolving Credit Lenders, the Revolving Credit Termination Date and (y) in the case of the Lenders with a Delayed Draw Tranche B Commitment, the date on which all Unused Delayed Draw Tranche B Commitments are terminated (or deemed terminated), a commitment fee equal to the Applicable Fee in effect from time to time on the average daily amount of each Lender’s Unused Revolving Credit Commitment or Unused Delayed Draw Tranche B Commitment, as applicable, payable in arrears.  All commitment fees payable pursuant to this Section 2.04(a) shall be calculated on the basis of a year comprised of 360 days and payable by Borrower in arrears on the date of the initial Borrowing hereunder and, thereafter, quarterly on the last day of each fiscal quarter of Borrower ending on or about the last day of each March, June, September and December as set forth on Schedule 2.04(a) hereof and with respect to any Facility, the date on which all unused Commitments with respect to such Facility, as applicable, are terminated (or deemed terminated).  Any term or provision hereof to the contrary notwithstanding, for purposes of this clause (a), neither the making of Swing Line Advances nor the purchase of participation interests therein pursuant to Section 2.02(b) shall constitute usage under the Revolving Credit Commitment for purposes of calculating commitment fees to be paid by Borrower under this clause (a).

(b)           Letter of Credit Fees.

(i)            Borrower shall pay to the Agent for the account of each Lender a fee on such Lender’s Ratable Share of the average daily aggregate Available Amount of all Letters of Credit issued for the account of Borrower and outstanding from time to time at a rate per annum equal to the Applicable

Margin for Revolving Credit Advances that are Eurodollar Rate Advances in effect from time to time during such calendar quarter, payable in arrears quarterly on the last day of each March, June, September and December, commencing with the quarter ended June 30, 2007, and on the Revolving Credit Commitment Termination Date.
(ii)           Borrower shall pay to each Issuing Bank, for its own account, a fronting fee and such other commissions, issuance fees, transfer fees and other fees and charges in connection with the Issuance or administration of each Letter of Credit as Borrower and such Issuing Bank shall agree.  In addition to the foregoing fees, Borrower shall pay or reimburse an Issuing Bank for such normal and customary costs and expenses as are incurred or charged by an Issuing Bank in issuing, negotiating, effecting payments under, amending or otherwise administering any Letter of Credit.

(c)           Agent’s Fees; Lead Arrangers’ Fees.  Borrower shall pay to (i) the Agent for its own account such fees as may from time to time be agreed between Borrower and the Agent and (ii) the Lead Arrangers for their respective own accounts such fees as agreed to between Borrower and each such Lead Arranger.

SECTION 2.05.     Termination or Reduction of the Commitments.

(a)           Optional.  Borrower shall have the right, upon at least three Business Days’ notice to the Agent, without premium or penalty to terminate in whole or permanently reduce ratably in part the Unused Revolving Credit Commitments (but subject to Section 8.04(c)) and the Unissued Letter of Credit Commitments, or the Unused Delayed Draw Tranche B Commitments of the Lenders; provided that each partial reduction of a Facility (i) shall be in the aggregate amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) shall be made ratably among the Appropriate Lenders in accordance with their Commitments under such Facility.

(b)           Mandatory.  The Tranche X Commitment and the Initial Tranche B Commitment shall automatically terminate at 5:00 p.m. New York City time, on the Closing Date.  Any unused portion of the Delayed Draw Tranche B Commitments shall terminate at 5:00 P.M. (New York City time) on the Medium Term Notes Final Maturity Date. The Revolving Credit Commitments shall automatically terminate on the Revolving Credit Commitment Termination Date.

SECTION 2.06.     Repayment of Advances and Letter of Credit Drawings.

(a)           Revolving Credit Advances.  Borrower shall repay to the Agent for the ratable account of the Revolving Credit Lenders on the Revolving Credit Commitment Termination Date the aggregate principal amount of the Revolving Credit Advances then outstanding.

(b)           Tranche B Advances.  Borrower shall pay to the Agent, for the account of the Tranche B Lenders, on the dates set forth below, or if any such date is not a Business Day, on the immediately preceding Business Day (each such date, a “Tranche B Repayment Date”), a principal amount of the Tranche B Advances (x) as is set forth below, opposite such date under the heading “Initial Tranche B Advance Amount” if no Delayed Draw Tranche B Advances have been made on or before the applicable Tranche B Repayment Date or (y) as set forth below under the heading “Total Amount” if any Delayed Draw Tranche B Advances have been made as of the applicable Tranche B Repayment Date (in the case of clauses (x) and (y) as adjusted from time to time pursuant to Section 2.10 and in the case of clause (y) as may be further adjusted as provided below), together in each case with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment.  To the extent not previously paid, all Tranche B Advances shall be due and payable on the Tranche B Maturity Date.

Tranche B Repayment Date	Initial Tranche B Advance Amount	Total Amount**

September 30, 2007	$13,787,500	$14,445,000
December 30, 2007	$13,787,500	$14,445,000
March 30, 2008	$13,787,500	$14,445,000
June 29, 2008	$13,787,500	$14,445,000
September 28, 2008	$13,787,500	$14,445,000
December 28, 2008	$13,787,500	$14,445,000
March 29, 2009	$13,787,500	$14,445,000
June 28, 2009	$13,787,500	$14,445,000
September 27, 2009	$13,787,500	$14,445,000
December 27, 2009	$13,787,500	$14,445,000
March 28, 2010	$13,787,500	$14,445,000
June 27, 2010	$13,787,500	$14,445,000
September 26, 2010	$13,787,500	$14,445,000
December 26, 2010	$13,787,500	$14,445,000
March 27, 2011	$13,787,500	$14,445,000
June 26, 2011	$13,787,500	$14,445,000
September 25, 2011	$13,787,500	$14,445,000
December 25, 2011	$13,787,500	$14,445,000
March 25, 2012	$13,787,500	$14,445,000
June 24, 2012	$13,787,500	$14,445,000
September 23, 2012	$13,787,500	$14,445,000
December 30, 2012	$13,787,500	$14,445,000
March 31, 2013	$13,787,500	$14,445,000
June 30, 2013	$13,787,500	$14,445,000
September 29, 2013	$13,787,500	$14,445,000
December 29, 2013	$13,787,500	$14,445,000
March 30, 2014	$13,787,500	$14,445,000
Tranche B Maturity Date	$5,142,737,500	$5,387,985,000

**                                  In the event that Delayed Draw Tranche B Advances have been made on or before a Tranche B Repayment Date but the aggregate principal amount of such Delayed Draw Tranche B Advances that were made are less than the aggregate Delayed Draw Tranche B Commitments in effect on the Closing Date, then the amount in the “Total Amount” column for each applicable Tranche B Repayment Date shall be reduced on a pro rata basis to give effect to the lower Delayed Draw Tranche B Advances actually made at that time.  For example, if on or before September 30, 2007 only $100.0 million in aggregate principal amount of Delayed Draw Tranche B Advances have actually been made, then the amount in the “Total Amount” column for each date, other than the Tranche B Maturity Date, would be $14,037,500, and the amount in such column for the Tranche B Maturity Date would be to the extent not previously paid, $5,235,987,500.

(c)           Swing Line Advances.  Borrower shall repay to the Swing Line Lender for the ratable account of the Swing Line Lenders on the Revolving Credit Commitment Termination Date the aggregate principal amount of the Swing Line Advances then outstanding.

(d)           Tranche X Advances.  Borrower shall repay to the Agent for the account of the Tranche X Lenders on the date which is 18 months after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter, an aggregate principal amount of $750,000,000, as adjusted from time to time pursuant to Section 2.10, together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment.  To the extent not previously paid, all Tranche X Advances shall be due and payable on the Tranche X Maturity Date.

SECTION 2.07.      Interest on Advances.

(a)           Scheduled Interest.  Borrower shall pay interest on the unpaid principal amount of each Advance owing to each Lender from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(i)            Base Rate Advances.  During such periods as such Advance is a Base Rate Advance, a rate per annum equal at all times to the sum of (x) the Base Rate in effect from time to time plus (y) the Applicable Margin in effect from time to time, payable in arrears quarterly on the last day of each fiscal quarter of Borrower ending on or about the last day of each March, June, September and December as set forth on Schedule 2.04(a) hereof and on the date such Base Rate Advance shall be Converted or paid in full.
(ii)           Eurodollar Rate Advances.  During such periods as such Advance is a Eurodollar Rate Advance, a rate per annum equal at all times during each Interest Period for such Advance to the sum of (x) the Eurodollar Rate for such Interest Period for such Advance plus (y) the Applicable Margin in effect from time to time, payable in arrears on the last day of such Interest Period and, if such Interest Period has a duration of more than three months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period and on the date such Eurodollar Rate Advance shall be Converted or paid in full.

(b)           Default Interest.  Upon the occurrence and during the continuance of an Event of Default under Section 6.01(a), Borrower will pay interest (“Default Interest”) on (i) the overdue principal amount of each Advance owing to each Lender, payable in arrears on the dates referred to in clause (a)(i) or (a)(ii) above, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Advance pursuant to clause (a)(i) or (a)(ii) above and (ii) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable hereunder that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and promptly following demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Base Rate Advances pursuant to clause (a)(i) above; provided, however, that following acceleration of the Advances pursuant to Section 6.01, Default Interest shall accrue and be payable hereunder whether or not previously required by the Agent.

SECTION 2.08.      Interest Rate Determination.

(a)           Each Reference Bank agrees, if requested by the Agent, to furnish to the Agent timely information for the purpose of determining each Eurodollar Rate.  If any one or more of the Reference Banks shall not furnish such timely information to the Agent for the purpose of determining any such interest rate, the Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Banks.  The Agent shall give prompt notice to Borrower and the Lenders of the applicable interest rate determined by the Agent for purposes of Section 2.07(a)(i) or (ii), and the rate, if any, furnished by each Reference Bank for the purpose of determining the interest rate under Section 2.07(a)(ii).

(b)           If, with respect to any Eurodollar Rate Advances under any Facility, the Lenders owed at least a majority of the aggregate principal amount thereof notify the Agent that the Eurodollar Rate for any Interest Period for such Advances will not adequately reflect the cost to such Lenders of making, funding or maintaining their respective Eurodollar Rate Advances for such Interest Period, the Agent shall forthwith so notify Borrower and the Appropriate Lenders, whereupon (i) each Eurodollar Rate Advance under that Facility will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance, and (ii) the obligation of the Appropriate Lenders to make, or to Convert Advances under that Facility into, Eurodollar Rate Advances shall be suspended until the Agent shall notify Borrower and the Appropriate Lenders that the circumstances causing such suspension no longer exist.

(c)           If Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Advances in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Agent will forthwith so notify Borrower and the Appropriate Lenders and such Advances will automatically, on the last day of the then existing Interest Period therefor, Convert into Base Rate Advances.

(d)           On the date on which the aggregate unpaid principal amount of Eurodollar Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $5,000,000, such Advances shall automatically Convert into Base Rate Advances.

(e)           Upon the occurrence and during the continuance of any Event of Default under Section 6.01(a), (i) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended.

(f)            If Reuters LIBOR 01 page (or any successor page) is unavailable and fewer than two Reference Banks furnish timely information to the Agent for determining the Eurodollar Rate for any Eurodollar Rate Advances,

(i)            the Agent shall forthwith notify Borrower and the Appropriate Lenders that the interest rate cannot be determined for such Eurodollar Rate Advances,
(ii)           each such Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance (or if such Advance is then a Base Rate Advance, will continue as a Base Rate Advance), and
(iii)          the obligation of the Lenders to make Eurodollar Rate Advances or to Convert Advances into Eurodollar Rate Advances shall be suspended until the Agent shall notify Borrower and the Appropriate Lenders that the circumstances causing such suspension no longer exist.

SECTION 2.09.      Optional Conversion of Advances.  Borrower may on any Business Day, upon notice given to the Agent not later than 1:00 p.m. (New York City time) on the (x) third Business Day prior to the date of the proposed Conversion of Advances from Base Rate Advances to Eurodollar Rate Advances and (y) the first Business Day prior to the date of the proposed Conversion of Advances from Eurodollar Rate Advances to Base Rate Advances, and subject to the provisions of Sections 2.08 and 2.12, Convert all or any portion of Advances of one Type comprising the same Borrowing into Advances of the other Type; provided, however, that (a) Borrower shall pay any amounts owing pursuant to Section 8.04(c) in connection with any Conversion of Eurodollar Rate Advances into Base Rate Advances, and any Conversion of Base Rate Advances into Eurodollar Rate Advances shall be in an amount not less than the minimum amount specified in Section 2.01(a) and (b) no portion of any Advance may be Converted into a Eurodollar Rate Advance if any Event of Default has occurred and is continuing.  Each such notice of a Conversion shall, within the restrictions specified above, specify (i) the date of such

Conversion, (ii) the Advances to be Converted and (iii) if such Conversion is into Eurodollar Rate Advances, the duration of the initial Interest Period for each such Advance.  Each notice of Conversion shall be irrevocable and binding on Borrower.

SECTION 2.10.      Prepayments of Advances.

(a)           Optional.  Borrower may at any time and from time to time prepay the Advances in whole or in part, without premium or penalty (subject to Section 2.10(c)), upon notice at least three Business Days’ prior to the date of such prepayment, in the case of Eurodollar Rate Advances, and not later than 12:00 noon (New York City time) on the date of such prepayment, in the case of Base Rate Advances, to the Agent stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given Borrower shall, prepay the outstanding principal amount of the Advances comprising part of the same Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that (x) each partial prepayment shall be in an aggregate principal amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof and (y) in the event of any such prepayment of a Eurodollar Rate Advance, Borrower shall be obligated to reimburse the Lenders for any additional amounts in respect thereof pursuant to Section 8.04(c).  Prepayments under this Section 2.10(a) shall be applied as determined by Borrower in its sole discretion.

(b)           Mandatory.

(i)            If any Debt for Borrowed Money shall be issued or incurred by Borrower or any Subsidiary (other than Debt permitted under Section 5.02(c) except clauses (xix) and (xx)), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the date of such issuance or incurrence in accordance with clause (iv) below.
(ii)           If, for any fiscal year of Borrower commencing with the fiscal year ending December 28, 2008, there shall be Excess Cash Flow, Borrower shall, no later than five Business Days after the date on which the financial statements with respect to such fiscal year are or are required to be delivered pursuant to Section 5.01(i), make prepayments as provided in clause (iv) below in an aggregate amount equal to the Applicable ECF Percentage of Excess Cash Flow for the fiscal year then ended.
(iii)          On each occasion that a Prepayment Event occurs, Borrower shall within five Business Days after the occurrence of such Prepayment Event (or, in the case of Deferred Net Cash Proceeds, within five Business Days after the last day of the Reinvestment Period relating to such Prepayment Event), make prepayments, in accordance with clause (iv) below in an aggregate amount equal to 100% of the Net Cash Proceeds from such Prepayment Event; provided that up to 50% of the Net Cash Proceeds that constitute Special Proceeds may be applied to Junior Capital that is being repurchased, redeemed or repaid pursuant to Section 5.02(g)(viii) or (j)(i)(w); provided further that no prepayment shall be required as a result of any Asset Sale Prepayment Event and Casualty Event until the aggregate amount of Net Cash Proceeds from all Asset Sale Prepayment Events and Casualty Events following the Closing Date that have not previously been applied to prepay Advances in accordance with this Section 2.10 exceeds $50,000,000 with respect to such Asset Sale Prepayment Events and Casualty Events.
(iv)          Amounts to be applied in connection with prepayments made pursuant to this Section 2.10(b) shall be applied (A) first, to the repayment of the Tranche X Advances (in forward order of maturity), (B) second, to the prepayment of the Tranche B Advances on a pro rata basis among the scheduled repayments remaining to be made on each other Tranche B Repayment Date pursuant to Section 2.06 (provided that Borrower may elect to apply such prepayment to the next four occurring installments of the Tranche B Facility after the date of such prepayments) and, (C) third, to the Revolving Credit Advances and Revolving Credit Commitments.  The application of any prepayment pursuant to this Section 2.10(b) shall be made, first, to Base Rate Advances and, second, to Eurodollar Rate Advances.  Each prepayment of the Advances under this Section 2.10(b) (except in the case of Revolving Credit Advances that are Base Rate Advances and Swing Line Advances) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.

Notwithstanding the foregoing, to the extent that (x) a mandatory prepayment of the type described in Section 2.10(b)(iii) would be required to be made with Net Cash Proceeds received by Foreign Subsidiaries of Borrower, (y) Borrower or any Guarantor requires a dividend or distribution of such Net Cash Proceeds from such Foreign Subsidiaries in order to make such prepayment and (z) such dividend or distribution would result in material adverse tax consequence to Borrower, then no such prepayment shall be required to until such time as either such dividend or distribution is no longer required to make such prepayment or such dividend or distribution would no longer have a material adverse tax consequence to Borrower.

(v)           Revolving Credit Advance Prepayments.

(A)          In the event of the termination of all the Revolving Credit Commitments, Borrower shall, on the date of such termination, repay or prepay all its outstanding Revolving Credit Advances and all outstanding Swing Line Advances and replace all outstanding Letters of Credit or cash collateralize all outstanding Letters of Credit in accordance with the procedures set forth in Section 6.02.

(B)           In the event of any partial reduction of the Revolving Credit Commitments, then (x) at or prior to the effective date of such reduction, the Agent shall notify Borrower and the Revolving Credit Lenders of the sum of the outstanding Revolving Credit Advances after giving effect thereto and (y) if the sum of the outstanding Revolving Credit Advances would exceed the aggregate amount of Revolving Commitments after giving effect to such reduction, then Borrower shall, on the date of such reduction, first, repay or prepay Swing Line Advances, second, repay or prepay Revolving Credit Advances and third, replace outstanding Letters of Credit or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 6.02, in an aggregate amount sufficient to eliminate such excess.

(C)           If, on any date, the Agent notifies Borrower that, the sum of the aggregate principal amount of all Revolving Credit Advances (including Advances to be made by an Issuing Bank or a Revolving Credit Lender pursuant to Section 2.03(a)) plus the aggregate Available Amount of all Letters of Credit then outstanding plus the aggregate principal amount of all Swing Line Advances exceeds 100% of the aggregate Revolving Credit Commitments of the Lenders on such date, Borrower shall, as soon as practicable and in any event within two Business Days after receipt of such notice, prepay the outstanding principal amount of any Revolving Credit Advances in an aggregate amount sufficient to reduce such sum to an amount not to exceed 100% of the aggregate Revolving Credit Commitments of the Lenders on such date.  Each prepayment made pursuant to this clause (C) shall be made together with any interest accrued to the date of such prepayment on the principal amounts prepaid and, in the case of any prepayment of a Eurodollar Rate Advance on a date other than the last day of an Interest Period or at its maturity, any additional amounts which Borrower shall be obligated to reimburse to the Lenders in respect thereof pursuant to Section 8.04(c).

(D)          In the event that the aggregate Letter of Credit Obligations exceed the Letter of Credit Commitment then in effect, Borrower shall, without notice or demand, immediately replace outstanding Letters of Credit or cash collateralize or provide other satisfactory support in respect of outstanding Letters of Credit in accordance with the procedures set forth in Section 6.02, in an aggregate amount sufficient to eliminate such excess.

(vi)          The Agent shall give prompt notice of any prepayment required under this Section 2.10(b) to Borrower and the Lenders.

(c)           All prepayments of (i) Tranche X Advances effected on or prior to the first anniversary of the Closing Date or (ii) Tranche B Advances effected on or prior to the first anniversary of the Closing Date, in each case made pursuant to Section 2.10(a), with the proceeds of a substantially concurrent issuance of loans under any senior secured credit facilities pursuant to this Agreement shall be accompanied by a prepayment fee equal to 1.00% of the aggregate amount of such prepayments if the Applicable Margin or similar interest rate spread applicable to such new loans is or, as of the date of issuance thereof, would be less than the Applicable Margin applicable to the Tranche X Advances or Tranche B Advances, as the case may be, in effect immediately before the incurrence of such new loans.

SECTION 2.11.      Increased Costs.

(a)           If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation after the later of the Closing Date or the date a Lender shall become a Lender hereunder, or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law) after the later of the Closing Date or the date a Lender shall become a Lender hereunder, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining Eurodollar Rate Advances or of agreeing to issue or of issuing or maintaining or participating in Letters of Credit (excluding for purposes of this Section 2.11 any such increased costs resulting from (A) Taxes or Other Taxes and (B) changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Lender is organized or has its Applicable Lending Office or any political subdivision thereof), then Borrower shall from time to time, promptly following demand by such Lender (with a copy of such demand to the Agent), pay to the Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided that Borrower’s obligations under this Section 2.11(a) shall be limited to amounts accruing not more than 90 days prior to the invoice thereof by such Lender (such time period to be extended as necessary to take into account any retroactive application of a change in law giving rise to such obligations); provided, further, that each Lender claiming additional amounts under this Section 2.11(a) agrees to use commercially reasonable efforts (in its own judgment, consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.  A certificate as to the amount of such increased cost, submitted to Borrower and the Agent by such Lender, shall be conclusive and binding for all purposes, absent manifest error.

(b)           If any Lender determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) that becomes effective after the later of the Closing Date or the date such Lender shall become a Lender hereunder, or any change in any such existing law, regulation, guideline or request occurring after the later of the Closing Date or the date such Lender shall become a Lender hereunder affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender and that the amount of such capital is increased by or based upon the existence of such Lender’s commitment to lend or to issue or participate in Letters of Credit hereunder and other commitments of such type or the issuance or maintenance of or participation in the Letters of Credit (or similar contingent obligations), then, promptly following demand by such Lender (with a copy of such demand to the Agent), Borrower shall pay to the Agent for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender or such corporation in the light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender’s commitment to lend or to issue or participate in Letters of Credit hereunder or to the issuance or maintenance of or participation in any Letters of Credit; provided that Borrower’s obligations under this Section 2.11(b) shall be limited to amounts accruing not more than 90 days prior to the invoice thereof by such Lender (such time period to be extended as necessary to take into account any retroactive application of a change in law giving rise to such obligations); and provided, further, that each Lender claiming additional amounts under this Section 2.11(b) agrees to use commercially reasonable efforts (in its own judgment, consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.  A certificate as to such amounts submitted to Borrower and the Agent by such Lender shall be conclusive and binding for all purposes, absent manifest error.

SECTION 2.12.      Illegality.  Notwithstanding any other provision of this Agreement, if any Lender shall notify the Agent and Borrower that the introduction of or any change in or in the interpretation of any law or regulation occurring after the later of the Closing Date or the date a Lender shall become a Lender hereunder makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for such Lender or its Eurodollar Lending Office to perform its obligations hereunder to make Eurodollar Rate Advances or to fund or maintain Eurodollar Rate Advances hereunder, (a) each Eurodollar Rate Advance under the applicable Facility will automatically, upon such demand, Convert into a Base Rate Advance and (b) the obligation of such Lender to make Eurodollar Rate Advances or to Convert Advances into Eurodollar Rate Advances shall be suspended until the Agent shall notify Borrower and the Appropriate Lenders that the circumstances causing such suspension no longer exist; provided, however, that, before making any such demand, such Lender agrees to use commercially reasonable efforts (in its own judgment, consistent with its internal policy and legal and regulatory restrictions) to designate a different Eurodollar Lending Office if the making of such a designation would allow such Lender or its Eurodollar Lending Office to continue to perform its obligations to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

SECTION 2.13.      Payments and Computations; Pro Rata Treatment.

(a)           Borrower shall make each payment hereunder, irrespective of any right of counterclaim, set-off, rescission or defense (other than defense of payment) (all of which are hereby waived) not later than 12:00 noon (New York City time) on the day when due in Dollars to the Agent at the Agent’s Account in same day funds.  The Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest, fees or commissions fees ratably (other than amounts payable pursuant to Section 2.04, 2.11, 2.14 or 8.04(c) or (d)) to the Lenders for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.  Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 8.07(c), from and after the effective date specified in such Assignment and Acceptance, the Agent shall make all payments hereunder and under the Notes in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

(b)           Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender by Borrower is not made when due hereunder or under the Note held by such Lender, to charge from time to time against any or all of Borrower’s accounts with such Lender any amount so due.

(c)           All computations of interest based on clause (a) of the definition of Base Rate shall be made by the Agent on the basis of a year of 365 or 366 days, as the case may be, and all computations of interest based on the Eurodollar Rate or the Federal Funds Rate and of commitment fees and Letter of Credit commissions shall be made by the Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, fees or commissions are payable.  Each determination by the Agent of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

(d)           Whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest, fee or commissions, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

(e)           Unless the Agent shall have received notice from Borrower prior to the time on which any payment is due to the Lenders hereunder that Borrower will not make such payment in full, the Agent may assume that Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender.  If and to the extent Borrower shall not have so made such payment in full to the Agent, each Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent, at the Federal Funds Rate.

(f)            Each payment by Borrower of interest in respect of Advances shall be applied to the amounts of such obligations owing to the Lenders pro rata according to the respective amounts then due and owing the Lenders.  Each payment (including prepayments) on account of principal of the Tranche X Advances shall be allocated among the Lenders with outstanding Tranche X Advances pro rata based on the principal amount of the Tranche X Advances held by such Lenders.  Each payment (including prepayments) on account of principal of the Tranche B Advances and, after the Increase Effective Date, Incremental Term Advances, shall be allocated among the Lenders with outstanding Tranche B Advances and, after the Increase Effective Date, Incremental Term Advances, pro rata based on the principal amount of the Tranche B Advances and, after the Increase Effective Date, Incremental Term Advances, held by such Lenders.  Each payment by Borrower on account of principal of the Revolving Credit Advances shall be made pro rata according to the respective outstanding principal amounts of the Revolving Credit Advances then held by the Revolving Credit Lenders.

SECTION 2.14.      Taxes.

(a)           Any and all payments by Borrower under this Agreement and each Note shall be made without setoff, counterclaim or other defense, and free and clear of, and without deduction or withholding for or on account of, any Taxes, except to the extent such Taxes are imposed by law.  In the event that any Taxes are imposed and required by law to be deducted or withheld from any payment required to be made by Borrower to or on behalf of the Agent or any Lender hereunder then:

(i)            subject to clause (f) below, if such Taxes are Non-Excluded Taxes, the amount of such payment shall be increased as may be necessary such that such payment is made, after withholding or deduction for or on account of such Taxes, in an amount that is not less than the amount provided for herein; and

(ii)           Borrower shall withhold the full amount of such Taxes from such payment (as increased pursuant to clause (a)(i)) and shall pay such amount to the Governmental Authority imposing such Taxes in accordance with applicable law.

(b)           In addition, Borrower shall pay any and all Other Taxes imposed to the relevant Governmental Authority imposing such Other Taxes in accordance with applicable law.

(c)           As promptly as practicable after the payment of any Taxes or Other Taxes, Borrower shall furnish to the Agent a copy of an official receipt (or a certified copy thereof) evidencing the payment of such Taxes or Other Taxes.  The Agent shall make copies thereof available to any Lender upon request therefor.

(d)           Subject to clause (f), Borrower shall indemnify the Agent and each Lender for any Non-Excluded Taxes and Other Taxes levied, imposed or assessed on (and whether or not paid directly by) the Agent or such Lender (and whether or not such Non-Excluded Taxes or Other Taxes are correctly or legally asserted by the relevant Governmental Authority).  Promptly upon having knowledge that any such Non-Excluded Taxes or Other Taxes have been levied, imposed or assessed, and promptly upon notice thereof by the Agent or any Lender, Borrower shall pay such Non-Excluded Taxes or Other Taxes directly to the relevant Governmental Authority (provided, however, that neither the Agent nor any Lender shall be under any obligation to provide any such notice to Borrower).   In addition, Borrower shall indemnify the Agent and each Lender for any incremental Non-Excluded Taxes and Other Taxes that may become payable by the Agent or any Lender as a result of any failure of Borrower to pay any Taxes when due to the appropriate Governmental Authority or to deliver to the Agent, pursuant to clause (c), documentation evidencing the payment of Taxes or Other Taxes.  With respect to indemnification for Non-Excluded Taxes and Other Taxes actually paid by the Agent or any Lender or the indemnification provided in the immediately preceding sentence, such indemnification shall be made within 30 days after the date the Agent or such Lender, as the case may be, makes written demand therefor.  Borrower acknowledges that any payment made to the Agent or any Lender or to any Governmental Authority in respect of the indemnification obligations of Borrower provided in this clause shall constitute a payment in respect of which the provisions of clause (a) and this clause shall apply.

(e)           Each Non-U.S. Lender, on or prior to the date on which such Non-U.S. Lender becomes a Lender hereunder (and from time to time thereafter upon the request of Borrower or the Agent, but only for so long as such non-U.S. Lender is legally entitled to do so), shall deliver to Borrower and the Agent either:

(i)            two duly completed copies of either (x) Internal Revenue Service Form W-8BEN claiming eligibility of the Non-U.S. Lender for benefits of an income tax treaty to which the United States is a party or (y) Internal Revenue Service Form W-8ECI, or in either case an applicable successor form; or
(ii)           in the case of a Non-U.S. Lender that is not legally entitled to deliver either form listed in clause (e)(i), (x) a certificate of a duly authorized officer of such Non-U.S. Lender to the effect that such Non-U.S. Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a controlled foreign corporation receiving interest from a related Person within the meaning of Section 881(c)(3)(C) of the Code (such certificate, an “Exemption Certificate”) and (y) two duly completed copies of  Internal Revenue Service Form W-8BEN or applicable successor form.

(f)            Borrower shall not be obligated to pay any additional amounts to any Lender pursuant to clause (a)(i), or to indemnify any Lender pursuant to clause (d), in respect of United States federal withholding taxes to the extent imposed as a result of (i) the failure of such Lender to deliver to Borrower the form or forms and/or an Exemption Certificate, as applicable to such Lender, pursuant to clause (e), (ii) such form or forms and/or Exemption Certificate not establishing a complete exemption from U.S. federal withholding tax or the information or certifications made therein by the Lender being untrue or inaccurate on the date delivered in any material respect, or (iii) the Lender designating a successor lending office at which it maintains its Loans which has the effect of causing such Lender to become obligated for tax payments in excess of those in effect immediately prior to such designation; provided, however, that Borrower shall be obligated to pay additional amounts to any such Lender pursuant to clause (a)(i), and to indemnify any such Lender pursuant to clause (d), in respect United States federal withholding taxes if (i) any such failure to deliver a form or forms or an Exemption Certificate or the failure of such form or forms or Exemption Certificate to establish a complete exemption from U.S. federal withholding tax or inaccuracy or untruth contained therein resulted from a change in any applicable statute, treaty, regulation or other applicable law or any interpretation of any of the foregoing occurring after the date such Lender becomes a Lender hereunder, which change rendered such Lender no longer legally entitled to deliver such form or forms or Exemption Certificate or otherwise ineligible for a complete exemption from U.S. federal withholding tax, or rendered the information or certifications made in such form or forms or Exemption Certificate untrue or inaccurate in a material respect, (ii) the redesignation of the Lender’s lending office was made at the request of Borrower or (iii) the obligation to pay any additional amounts to any such Lender pursuant to clause (a)(i) or to indemnify any such Lender pursuant to clause (d) is with respect to a Lender that becomes a Lender as a result of an assignment made at the request of Borrower.

SECTION 2.15.      Sharing of Payments, Etc.  If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advances owing to it (other than pursuant to Section 2.11, 2.14 or 8.04(c) or (d)) in excess of its ratable share of payments on account of the Advances obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Advances owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (i) the amount of such Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered; provided, further, that, so long as the obligations under this Agreement shall not have been accelerated, any excess payment received by any Appropriate Lender shall be shared on a pro rata basis only with the other Appropriate Lenders.  Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.15 may, to the fullest extent permitted by applicable law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of Borrower in the amount of such participation.

SECTION 2.16.      Evidence of Debt.

(a)           Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of Borrower to such Lender resulting from each Advance owing to such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder in respect of Advances.  Borrower agrees that upon notice by any Lender to Borrower (with a copy of such notice to the Agent) to the effect that a Note is required or appropriate in order for such Lender to evidence (whether for purposes of pledge, enforcement or otherwise)

the Advances owing to, or to be made by, such Lender, Borrower shall promptly execute and deliver to such Lender the applicable Note payable to the order of such Lender in a principal amount up to the Revolving Credit Commitment, the Tranche X Advance, the Tranche B Advance or the Swing Line Commitment, as the case may be, of such Lender.

(b)           The Register maintained by the Agent pursuant to Section 8.07(d) shall include a control account, and a subsidiary account for each Lender, in which accounts (taken together) shall be recorded (i) the date and amount of each Borrowing made hereunder, the Type of Advances comprising such Borrowing and, if appropriate, the Interest Period applicable thereto, (ii) the terms of each Assignment and Acceptance delivered to and accepted by it, (iii) the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder and (iv) the amount of any sum received by the Agent from Borrower hereunder and each Lender’s share thereof.

(c)           Entries made in good faith by the Agent in the Register pursuant to clause (b) above, and by each Lender in its account or accounts pursuant to clause (a) above, shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement, absent manifest error; provided, however, that the failure of the Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of Borrower under this Agreement.

SECTION 2.17.      Incremental Facilities.

(a)           Borrower may, by written notice to the Agent, elect to request the establishment of a new term loan commitment on the Second Step Closing Date, which may be additional Tranche B Commitments or commitments to provide a new tranche of term advances (an “Incremental Term Commitment”), by an amount not in excess of $2,105,000,000 in the aggregate.  The notice shall specify (i) the date (the “Increase Effective Date”) on which Borrower proposes that the increased or new commitments shall be effective, which shall be a date not fewer than 5 Business Days (or such shorter period as is reasonably acceptable to the Agent) after the date on which such notice is delivered to the Agent and (ii) the identity of each Eligible Assignee to whom Borrower proposes any portion of such increased or new commitments be allocated and the amounts of such allocations; provided that any existing Lender (other than any Lender party to the Second Step Commitment Letter) approached to provide all or a portion of the Incremental Term Commitments may elect or decline, in its sole discretion, to provide such increased or new commitment.

(b)           The Incremental Term Commitments shall become effective, as of the Increase Effective Date; provided that:

(i)            no Default shall have occurred and be continuing or would result from the borrowings to be made on the Increase Effective Date;
(ii)           on the Increase Effective Date, Borrower represents and warrants that:

(A)          the representations of Borrower and its Subsidiaries contained in Sections 4.01(a), (b) (other than clauses (ii) – (iv)), (c), (d), (g), (j) and (l)(ii) are true and correct in all material respects as of such date and the Agent shall have received a certificate, signed by the chief financial officer of Borrower to the foregoing effect; and

(B)           there shall not have occurred a Material Adverse Effect;

(iii)          the Acquisition Conditions shall have been satisfied.

(c)           the terms and provisions of Advances made pursuant to the Incremental Term Commitments (“Incremental Term Advances”) shall be as follows:

(i)            the maturity date of the Incremental Term Advances shall be the Tranche B Maturity Date;
(ii)           the weighted average life to maturity of the Incremental Term Advances shall be the same as the remaining weighted average life to maturity of the existing Tranche B Advances;
(iii)          the terms and provisions of Incremental Term Advances shall be, except as set forth in clause (iv) of this paragraph (c), identical to the Tranche B Advances (it being understood that Incremental Term Advances may be additional Tranche B Advances);
(iv)          the Applicable Margins for the Incremental Term Advances shall be determined by Borrower and the Lenders of the Incremental Term Advances; provided that in the event that the Applicable Margins for any Incremental Term Advances are greater than the Applicable Margins for the Tranche B Advances as in effect on the Closing Date by more than 25 basis points, then the Applicable Margins for the Tranche B Advances shall be increased to the extent necessary so that the Applicable Margins for the Tranche B Advances shall be increased to equal the Applicable Margins for the Incremental Term Advances minus 25 basis points; provided, further, that in determining the Applicable Margins applicable to the Tranche B Advances and the Incremental Term Advances, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by Borrower to the Lenders of the Tranche B Advances or the Incremental Term Advances in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) customary arrangement or commitment fees payable to the Lead Arrangers (or their affiliates) in connection with the Tranche B Advances or to one or more arrangers (or their Affiliates) of the Incremental Term Advances shall be excluded;
(v)           Borrower shall have paid all reasonable and documented accrued fees and expenses (including the reasonable and documented fees and expenses of Cahill Gordon & Reindel LLP) of the Agent and the applicable Lenders in connection with the Incremental Term Commitments and related transactions to the extent that such fees and expenses shall have been invoiced prior to the Increase Effective Date; and
(vi)          to the extent that the terms and provisions of Incremental Term Advances are not identical to the Tranche B Advances (except as permitted by clause (iv) above) they shall be reasonably satisfactory to the Agent and Borrower.

The new Incremental Term Commitments shall be effected by an Increase Joinder.  The Increase Joinder may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Agent and Borrower, to effect the provisions of this Section 2.17.

(d)           On any Increase Effective Date on which new Incremental Term Commitments are effective, subject to the satisfaction of the foregoing terms and conditions, each Lender of such new Incremental Term Commitment shall make an Advance to Borrower in an amount equal to its new Incremental Term Commitment.

(e)           The Incremental Term Advances and Incremental Term Commitments established pursuant to this paragraph shall constitute Advances and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the Guarantee and security interests created by the Pledge Agreement.  The Loan Parties shall take any actions reasonably required by the Agent to ensure and/or demonstrate that the Lien and security interests granted by the Pledge Agreement continue to be perfected under the UCC or otherwise after giving effect to the establishment of any Incremental Term Advances or Incremental Term Commitments.

SECTION 2.18.      Mitigation Obligations.  If any Lender requests compensation under Section 2.11, or if Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11 or 2.14, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment to the extent requested within 180 days of such designation or assignment pursuant to an invoice setting forth such costs and expenses in reasonable detail.

ARTICLE III

CONDITIONS TO EFFECTIVENESS AND LENDING

SECTION 3.01.      Conditions Precedent to Initial Borrowing.  The obligation of each Lender to make an Advance on the Closing Date and the obligations of each Issuing Bank to issue Letters of Credit hereunder shall be subject to the occurrence and satisfaction or waiver of the following conditions precedent (other than clause (m), which shall be a simultaneous condition):

(a)           Credit Agreement and Loan Documents.  The Agent (or its counsel) shall have received (i) from each party hereto either (A) a counterpart of this Agreement signed on behalf of such party or (B) written evidence satisfactory to the Agent (which may include facsimile or .pdf transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and (ii) fully executed copies of the other Loan Documents to be entered into on the Closing Date, including any Notes requested by a Lender pursuant to Section 2.16(a) prior to the Closing Date.

(b)           The Lenders shall have received:

(i)            a solvency certificate duly executed and delivered by the chief financial or accounting officer of Borrower authorized to sign such certificate, dated as of the Closing Date, substantially in the form of Exhibit E hereto;

(ii)           favorable written opinions (or reliance letters) of (A) Sidley Austin LLP, special counsel for the Loan Parties, in a form reasonably acceptable to the Agent, (B) Crane H. Kenney, General Counsel of the Loan Parties, in a form reasonably acceptable to the Agent, (C) McDermott, Will & Emery LLP, counsel to the Company, substantially in the form of Exhibit D-1 hereto and (D) Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the trustee of the ESOP Trust, substantially in the form of Exhibit D-2 hereto, in each case dated the Closing Date and addressed to the Agent and Lenders;

(iii)          copies of (A) the unaudited consolidated balance sheets and related statements of income, stockholder’s equity and cash flows of Borrower for the fiscal quarter ended April 1, 2007, (B) a consolidated balance sheet of Tribune as of April 1, 2007 on a Pro Forma Basis after giving effect to the First Step Transactions and (C) a consolidated balance sheet of Tribune as of April 1, 2007 on a Pro Forma Basis after giving effect to both the First Step Transactions and the Second Step Transactions; and

(iv)          a certificate of each Loan Party, dated the Closing Date and executed by its Secretary, Assistant Secretary or director, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the other officers of such Loan Party authorized to sign the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate or articles of incorporation or organization of each Loan Party (certified by the relevant authority of the jurisdiction of organization of such Loan Party), and a true and correct copy of its by-laws, memorandum and articles of incorporation or operating, management, partnership or equivalent agreement to the extent applicable and a good standing certificate for each Loan Party from its jurisdiction of organization to the extent such concept exists in such jurisdiction.

(c)           Financial Projections.  The Lead Arrangers shall have received (i) reasonably detailed consolidated financial projections on behalf of Tribune for Tribune and its consolidated entities for the five fiscal year period after the Closing Date on a Pro Forma Basis after giving effect to the First Step Transactions and (ii) reasonably detailed consolidated financial projections on behalf of Tribune for Tribune and its consolidated entities for the five fiscal year period after the Closing Date on a Pro Forma Basis after giving effect to both the First Step Transactions and the Second Step Transactions.

(d)           Closing Date Material Adverse Effect.  (i) Since December 31, 2006 through April 1, 2007, except as otherwise contemplated, disclosed or permitted by the Acquisition Agreement, the Tribune Purchase Agreement, as defined in the Acquisition Agreement, or the ESOP Purchase Agreement or the documents ancillary thereto, there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) since April 1, 2007, there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Since April 1, 2007 through the Closing Date, there has not occurred and does not exist any event that could reasonably be expected to have a material adverse effect on (i) the rights and remedies of any Secured Party under any Loan Document or (ii) the ability of Borrower or the other Loan Parties (taken as a whole) to perform its obligations under any Loan Document.

(e)           Payoff.  The Refinancing shall have occurred and the Lead Arrangers shall have received evidence thereof reasonably satisfactory to the Lead Arrangers, including a “pay-off” letter or letters or other documentation reasonably satisfactory to the Lead Arrangers.

(f)            Fees.  Borrower shall have paid all accrued fees and expenses (including the reasonable fees and expenses of Cahill Gordon & Reindel LLP) of the Lead Arrangers in connection with this Agreement and the transactions contemplated hereby to the extent that such fees and expenses shall have been invoiced at least two Business Days prior to the Closing Date.

(g)           Lien and Security Interest.  The Lenders shall have a valid lien on and security interest in the Collateral, which lien shall be a first priority perfected lien, subject only to Permitted Liens and Liens permitted under Section 5.02(a)(vi).  The Agent shall have received each document (including UCC 1 Financing Statements) reasonably requested by the Agent to be filed, registered and recorded in order to create in favor of the Agent for the benefit of the Secured Parties, a perfected Lien on the Collateral described thereon.  All such action as shall be necessary to create an equal and ratable security interest in the Collateral to secure the Existing Notes shall have been taken.

(h)           Acquisition.  The Acquisition Agreement shall have been executed and delivered and no provision thereof shall have been waived, amended, supplemented or otherwise modified and no action by Tribune prohibited by the Acquisition Agreement shall have been consented to, in each case in a manner material and adverse to the Lenders without the consent of the Lead Arrangers.

(i)            Tender Offer Participation.  Neither EGI-TRB, L.L.C. nor the ESOP shall have participated in the Stock Repurchase.

(j)            ESOP.  The Lead Arrangers shall be reasonably satisfied that there shall not have been any changes or waivers to the ESOP Documentation (including the provisions of the ESOP relating to redemptions and distributions) since April 1, 2007 that are material and adverse to Lenders.

(k)           Trustee Certificate.  The Lead Arrangers shall have received from the GreatBanc Trust Company, trustee of the ESOP Trust, a trustee’s certificate reasonably acceptable to the Lead Arrangers.

(l)            Opinion of Financial Advisor.  The Lead Arrangers shall have received a copy of the opinion of Duff & Phelps, LLC, in form and substance acceptable to the Lead Arrangers, which shall include an opinion that (i) the purchase price paid by the Trustee for the Tribune shares was not in excess of fair market value for the purposes of Section 3(18) of ERISA; (ii) the interest rate on the ESOP Loan is not in excess of a reasonable rate of interest; (iii) the terms of the ESOP Loan are at least as favorable to the ESOP as would be the terms of a comparable extension of credit resulting from arm’s length negotiations between independent parties; and (iv) the terms and conditions of the transactions which have or are to occur pursuant to and in connection with the ESOP Purchase Agreement and the Acquisition Agreement are fair and reasonable to the ESOP from a financial point of view.

(m)          Related Transactions.  The Tribune Finance LLC Transaction and the Broadcasting Holdco Transaction each shall be consummated substantially and simultaneously with the making of the Advances on the Closing Date.

SECTION 3.02.      Conditions Precedent to Each Borrowing and Issuance.  The obligation of each Lender to make an Advance (other than an Incremental Term Advance, an Advance made by any Issuing Bank or any Lender pursuant to Section 2.03(c) and other than any Conversion) on the occasion of each Borrowing (including the initial Borrowing) and the obligation of each Issuing Bank to issue a Letter of Credit shall each be subject to the conditions precedent that the Closing Date shall have occurred and on the date of such Borrowing or such Issuance the following statements shall be true (and each of the giving of the applicable Notice of Borrowing, Notice of Issuance and the acceptance by Borrower of the proceeds of such Borrowing or Issuance shall constitute a representation and warranty by Borrower that on the date of such Borrowing or such Issuance such statements are true):

(i)      the representations and warranties contained in Section 4.01 (other than, on the Closing Date, the last sentence of Section 4.01(e)(i)) are correct in all material respects (except to the extent such representation and warranty is already qualified by materiality or Material Adverse Effect, in which case such representation or warranty shall be correct in all respects) on and as of such date, before and after giving effect to such Borrowing or such Issuance and to the application of the proceeds therefrom, as though made on and as of such date, except to the extent any such representation or warranty, by its terms, refers to a different specific date other than the date of such Borrowing or issuance or renewal or increase, in which case as of such specific date, and
(ii)           no event has occurred and is continuing, or would result from such Borrowing or such Issuance or from the application of the proceeds therefrom, that would result in a Default.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01.      Representations and Warranties of Borrower.  Borrower represents and warrants as follows:

(a)           Each Loan Party and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the nature of its business requires such qualification, and has full power and authority and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, holds all requisite governmental licenses (including, without limitation, all licenses such Loan Party or such Subsidiary is required to hold or maintain which are issued by the FCC), permits and other approvals required for (i) the ownership and operation of its businesses and assets in the ordinary course and (ii) the due execution, delivery and performance by such Loan Party of the Loan Documents to which it is a party.

(b)           The execution, delivery and performance by each Loan Party of Loan Documents to which it is a party, and the consummation of the First Step Transactions and, if and when consummated, the Second Step Transactions, are or will be within such corporate or other powers, have been or will be duly authorized by all necessary action, and (i) do not contravene such Loan Party’s Organizational Documents, (ii) do not contravene any law applicable to such Loan Party,  except as could reasonably be expected to have a Material Adverse Effect, (iii) will not violate or result in a default or require any consent or approval under any agreement or instrument evidencing Material Debt binding upon any Loan Party or any Subsidiary or its property, or give rise to a right thereunder to require any payment to be made by such Loan Party or such Subsidiary, except for such violations, defaults, requirements, or the creation of such rights that could not reasonably be expected to result in a Material Adverse Effect, and (iv) will not result in the creation or imposition of any Lien on any property of any Loan Party or any Subsidiary, except Liens created pursuant to the Loan Documents, Permitted Liens and Liens permitted by Section 5.02(a)(vi).

(c)           Except (i) as have been obtained by the Closing Date, (ii) for filings necessary to perfect Liens created by the Loan Documents, (iii) for such authorizations, approvals or other actions as may be required by the FCC in connection with the disposal of the membership interest of Tribune Broadcasting Holdco and (iv) as could not reasonably be expected to result in a Material

Adverse Effect, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party.

(d)           Each of the Loan Documents to be delivered by a Loan Party when delivered hereunder will have been, duly executed and delivered by such Loan Party.  This Agreement is, and each of Loan Documents to which each Loan Party is a party when delivered hereunder will be, the legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(e)           (i) The audited Consolidated balance sheet of Borrower and its Subsidiaries as of December 31, 2006 and the related audited Consolidated statements of income, shareholders’ equity and cash flows of Borrower and its Subsidiaries for the fiscal year ended December 31, 2006, accompanied by an opinion of PricewaterhouseCoopers LLP, independent public accountants, copies of which have been made available to each Lender, fairly present in all material respects the Consolidated financial condition of Borrower and its Subsidiaries as at such date and the Consolidated results of the operations of Borrower and its Subsidiaries for the period ended on such date, all in accordance with GAAP as in effect on the date of preparation thereof.  Since December 31, 2006 through April 1, 2007, except as otherwise contemplated, disclosed or permitted by the Acquisition Agreement, the Tribune Purchase Agreement, as defined in the Acquisition Agreement, or the ESOP Purchase Agreement, as defined in the Acquisition Agreement or the documents ancillary thereto, there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and since April 1, 2007, there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The unaudited Consolidated balance sheet of Borrower and its Subsidiaries as of April 1, 2007 and the related Consolidated statements of income, shareholders’ equity and cash flows of Borrower and its Subsidiaries for the fiscal quarter ended April 1, 2007, copies of which have been furnished to each Lender, fairly present in all material respects the Consolidated financial condition of Borrower and its Subsidiaries as at such date and the Consolidated results of the operations of Borrower and its Subsidiaries for the period ended on such date, all in accordance with GAAP as in effect on the date of preparation thereof.

(iii)          The unaudited pro forma condensed Consolidated balance sheet of Borrower and its Subsidiaries as of April 1, 2007, and the related unaudited pro forma combined statements of operations of Borrower and its Subsidiaries for the fiscal quarter then ended, copies of which have been furnished to each Lender, fairly present in all material respects the Consolidated pro forma financial condition of Borrower and its Subsidiaries as at such date and the Consolidated pro forma results of operations of Borrower and its Subsidiaries for the period ended on such date, after giving effect (a) to the First Step Transactions and (b) to both the First Step Transactions and the Second Step Transactions, all in accordance with GAAP as in effect on the date of preparation thereof.  Such pro forma financial statements have been prepared in good faith by Borrower, based on the assumptions believed by Borrower to be reasonable at the time such pro forma financial statements were prepared and accurately reflect the adjustments described therein.

(f)            Except as set forth in Schedule 4.01(f) or in the SEC Reports, there is no pending or to the knowledge of Borrower, threatened action, suit, investigation, litigation, proceeding or labor controversy, including, without limitation, any Environmental Action, affecting Borrower, any of its Subsidiaries or any PDT Entity before any court, governmental agency or arbitrator that (i) could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of the Loan Documents or the consummation of the First Step Transactions and, solely to the extent the Acquisition is consummated, the Second Step Transactions, and no conditions exist at, on or under any property now or previously owned or leased by Borrower which, with the passage of time, or the giving of notice or both, would give rise to material liability under any Environmental Laws and that could reasonably be expected to have a Material Adverse Effect.

(g)           Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any Advance or any Letter of Credit will be used for any purpose that violates, or which is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve of the United States, as in effect from time to time.  The pledge of the Collateral pursuant to the Pledge Agreement does not violate such regulations.

(h)           Each of Borrower and each of its Subsidiaries has good fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its real properties and has good and marketable title to its personal property and assets, in each case, except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except where the failure to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  On the Closing Date all such properties and assets are free and clear of Liens, other than Liens permitted by Section 5.02(a)(i), (iii), (v), (vi) and (x).

(i)            Borrower or its Subsidiaries (a) owns, or is licensed to use the trademarks, tradenames and copyrights and (b) owns, or is licensed to use or reasonably believes it has the right to use the technology, know-how and processes, in each case, necessary for the conduct of its business as currently conducted except for those the failure to own or license which could not reasonably be expected to have a Material Adverse Effect (the “Intellectual Property”).  No claim has been asserted and is pending by any Person challenging any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does such Borrower know of any valid basis for any such claim, except, in either case, for such claims that in the aggregate could not reasonably be expected to have a Material Adverse Effect.  The use of such Intellectual Property by Borrower and its Subsidiaries does not infringe on the intellectual property rights of any Person, except for such claims and infringements that, in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(j)            No Loan Party is an “investment company” within the meaning of the Investment Company Act of 1940, as amended from time to time.

(k)           The Information Memorandum and all other information, exhibits or reports (including the SEC Reports) (other than financial projections (such projections being prepared in good faith and based upon assumptions Borrower believes to have been reasonable at the time made) and information of a general economic or industry specific nature) furnished by or on behalf of Borrower or otherwise made available to the Agent or any Lender in connection with the negotiation and syndication of this Agreement or pursuant to the terms of this Agreement taken as a whole as of the date furnished or otherwise made available to the Agent or any Lender, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein not materially misleading in the light of the circumstances under which such statements were made.

(l)            (i)  As of the Closing Date, immediately after giving effect to the First Step Transactions, Borrower is Solvent.

(ii)  Upon and after consummation of the Second Step Transactions and as of the Second Step Closing Date, immediately after giving effect to the Second Step Transactions, Borrower is Solvent.

(m)          Borrower, each of its Subsidiaries and each PDT Entity have filed, have caused to be filed or have been included in all material tax returns and reports required by law to have been filed by it and has paid all Taxes thereby shown to be due and owing, except any such Taxes which are not yet delinquent or are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

(n)           Except as set forth in the SEC Reports, Borrower, each of its Subsidiaries and each PDT Entity are in compliance with all applicable laws, rules, regulations and orders that are material to the conduct of the business of Borrower and its Subsidiaries taken as a whole, including, without limitation, compliance with ERISA, Environmental Laws and the Patriot Act, except for any failure to comply which could not reasonably be expected to have a Material Adverse Effect.

(o)           Borrower, each of its Subsidiaries and each PDT Entity maintain insurance with responsible and reputable insurance companies or associations (including affiliated companies) in such amounts and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties as Borrower and its Subsidiaries; provided, however, that Borrower and its Subsidiaries may self-insure to the extent it determines in its good faith reasonable business judgment that such insurance is consistent with prudent business practices.

(p)           As of the Closing Date, Schedule 4.01(p) sets forth (a) a correct and complete list of the name and relationship to Borrower of each and all of Borrower’s Subsidiaries, (b) a true and complete listing of each class of Borrower’s authorized Equity Interests, of which all of such issued shares are validly issued, outstanding, fully paid and non-assessable, and (c) the type of entity of Borrower and each of its Subsidiaries.  On the Closing Date, all of the issued and outstanding Equity Interests of the Subsidiaries owned by any Loan Party have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable free and clear of all Liens (other than Liens created under the Loan Documents, Permitted Liens and Liens permitted by Section 5.02(a)(vi)).

(q)           Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there are no strikes, lockouts or slowdowns against any Loan Party currently occurring or, to the knowledge of Borrower, threatened.  Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which Borrower or any of its Subsidiaries (or any predecessor) is a party or by which Borrower or any of its Subsidiaries (or any predecessor) is bound.

(r)            The provisions of the Pledge Agreement create legal and valid Liens on all the Collateral in favor of the Agent, for the benefit of the Secured Parties; and upon the proper filing of UCC financing statements required pursuant to Section 3.01(g), such Liens constitute perfected and continuing (upon the periodic filing of UCC continuation statements) Liens on the Collateral, securing the Secured Obligations, and having priority over all other Liens on the Collateral except in the case of Permitted Liens and Liens permitted by Section 5.02(a)(vi).

(s)           [Intentionally Omitted.]

(t)            (i) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to have a Material Adverse Effect.  Except as would not reasonably be expected to have a Material Adverse Effect, each of the Loan Parties and their Subsidiaries are in compliance with the applicable provisions of ERISA and the Code with respect to each Employee Benefit Plan.

(ii)           Neither any Loan Party nor any Subsidiary, PDT Entity, trustee, administrator, or fiduciary of any of Employee Benefit Plan, has (i) engaged in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which there is no exemption under Section 408 of ERISA or Section 4975 of the Code, respectively, which could directly or indirectly subject any Loan Party or any Subsidiary to any liability for a tax or penalty imposed by Section 4975 of the Code or Section 502(i) of ERISA, or (ii) committed a breach of its fiduciary duties (as defined in Section 404 of ERISA) which could directly or indirectly subject any Loan Party nor any Subsidiary to any liability under Section 502 of ERISA except for a liability under (i) or (ii) which would not reasonably be expected to have a Material Adverse Effect.

(iii)          [Intentionally Omitted.]

(iv)          The purchase of the Capital Stock by the ESOP Trust from Borrower, the execution and performance of this Agreement, the Loan Documents, the Acquisition Agreement, and the ESOP Documentation, and the consummation of the transactions contemplated by this Agreement and by the Loan Documents, the Acquisition Agreement, and the ESOP Documentation did not and will not (i) involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which there is no exemption under Section 408 of ERISA or Section 4975 of the Code, respectively; (ii) constitute a violation of the fiduciary responsibility standards imposed by Section 404 of ERISA; or (iii) adversely affect the qualified status of the ESOP under Sections 401(a) or 4975(e)(7) of the Code.

(v)           (A) The ESOP is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and the ESOP is qualified under Section 401(a) of the Code; (B) the ESOP has been duly established in accordance with and under applicable law and the ESOP’s trust is a tax-exempt trust under Section 501(a) of the Code; (C) the terms of the Acquisition Agreement, and the ESOP Documentation comply with the applicable provisions of Title I of ERISA; (D) the shares of Capital Stock acquired by the ESOP Trust are “employer securities,” within the meaning of Section 409(l) of the Code; (E) the purchase price paid by the ESOP Trust to Borrower for the Capital Stock under the ESOP Purchase Agreement as of April 1, 2007 did not exceed “adequate consideration,” as defined in Section 3(18) of ERISA; and (F) all of the information provided by, or on behalf of, Borrower to the independent appraiser for the ESOP Trust, in connection with the transactions contemplated by the Acquisition Agreement and the ESOP Documentation, were true and accurate in all material respects and there was no failure by, or on behalf of, Borrower to disclose any material information to the independent appraiser for the ESOP Trust.

ARTICLE V

COVENANTS OF BORROWER

SECTION 5.01.      Affirmative Covenants.  So long as any Advance shall remain unpaid, any Letter of Credit is outstanding (or has been cash collateralized or secured by a back-up letter of credit), any Lender shall have any Commitment hereunder or any other Obligation shall remain outstanding (other than contingent obligations for unassessed claims), Borrower will, unless the Required Lenders shall otherwise consent in writing:

(a)           Compliance with Laws, Etc.  Comply, and cause each of its Subsidiaries and any PDT Entities to comply, in all material respects, with all applicable laws, rules, regulations and orders that are material to the conduct of the business of Borrower and its Subsidiaries taken as a whole, such compliance to include, without limitation, compliance with ERISA, Environmental Laws and the Patriot Act except to the extent failure to comply could not reasonably be expected to have a Material Adverse Effect.

(b)           Payment of Taxes, Etc.  Pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges or levies imposed upon it or upon its property and (ii) all lawful claims that, if unpaid, might by law become a Lien upon any property of Borrower and its Subsidiaries that would be material to them taken as a whole; provided, however, that neither Borrower nor any of its Subsidiaries shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained.

(c)           Maintenance of Insurance.  Maintain, and cause each of its Subsidiaries and any PDT Entities to maintain, insurance with responsible and reputable insurance companies or associations (including affiliated companies) in such amounts and covering such risks, and with such deductibles or, subject to the proviso set forth below, self-insurance retentions, as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which Borrower or such Subsidiary operates; provided, however, that Borrower and its Subsidiaries may self-insure to the extent it determines in its good faith reasonable business judgment that such insurance is consistent with prudent business practices.

(d)           Conduct of Business; Preservation of Corporate Existence, Etc.  Continue to engage in business of the same general type as now conducted by it and preserve and maintain, and cause each of its Subsidiaries (other than Immaterial Subsidiaries) to preserve and maintain, (i) its existence and (ii) its rights (charter and statutory) and franchises to the extent material to the conduct of the business of Borrower and its Subsidiaries taken as a whole; provided, however, that Borrower and its Subsidiaries may consummate any transaction permitted under Section 5.02(b) and provided further that neither Borrower nor any of its Subsidiaries shall be required to preserve any right or franchise if Borrower or such Subsidiary shall determine that the preservation thereof is no longer desirable in the conduct of the business of Borrower or such Subsidiary, as the case may be, and that the loss thereof is not disadvantageous in any material respect to Borrower, such Subsidiary or the Lenders.

(e)           Visitation Rights; Annual Meetings.

(i)              At any reasonable time and from time to time upon reasonable notice, permit the Agent or any of the Lenders (subject to the provisos below) or any agents or representatives thereof, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, Borrower and any of its Subsidiaries, and to discuss the affairs, finances and accounts of Borrower and any of its Subsidiaries with any of their officers and with their independent certified public accountants; provided that representatives of Borrower shall have the opportunity to be present at any meeting with its independent accountants; and provided, further, that unless (x) an Event of Default has occurred and is continuing or (y) the Agent reasonably believes an event has occurred that has a Material Adverse Effect, (i) the Lenders shall coordinate the timing of their inspections with the Agent and provide reasonable notice thereof, (ii) such inspections shall be limited to once during any calendar year for each Lender and (iii) neither Borrower nor any of its Subsidiaries shall be required to pay or reimburse any costs and expenses incurred by any Lender (other than the Agent) in connection with the exercise of such rights.
(ii)            Within 150 days after the end of each fiscal year of Borrower, at the request of the Agent or Required Lenders, hold a meeting (at a mutually agreeable location, venue and time or, at the option of the Agent, by conference call, the costs of such venue or call to be paid by Borrower) with all Lenders who choose to attend such meeting, at which meeting shall be reviewed the financial results of the previous fiscal year and the financial condition of the Loan Parties and the budgets presented for the current fiscal year of the Loan Parties.

(f)            Keeping of Books.  (i) Keep, and cause each of its Subsidiaries to keep, proper books of record and account, in which true, complete and correct entries shall be made of all material financial transactions and the assets and business of Borrower and each such Subsidiary and (ii) maintain, and cause each of its Subsidiaries to maintain, a system of accounting established and maintained in conformity, in all material respects, with GAAP.

(g)           Maintenance of Properties, Etc.  Maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties that are used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(h)           Transactions with Affiliates.  Conduct, and cause each of its Subsidiaries to conduct, all transactions otherwise permitted under this Agreement with any of their Affiliates on terms that are fair and reasonable and no less favorable to Borrower or such Subsidiary than it would obtain in a comparable arm’s-length transaction with a Person not an Affiliate; provided that, notwithstanding the foregoing, the following shall be permitted under this Section 5.01(h):  (i) any Affiliate who is an individual may serve as director, officer, employee or consultant of Borrower or any of its Subsidiaries and may receive reasonable compensation and indemnification and expense reimbursement (including pursuant to plans or policies approved by the Board of Directors) for his or her services in such capacity, (ii) Borrower or any of its Subsidiaries may enter into nonexclusive licenses of patents, copyrights, trademarks, trade secrets and other intellectual property with Borrower or any of its Subsidiaries, (iii) any transaction between or among Borrower and its Subsidiaries that is otherwise permitted under Section 5.02, (iv) payments permitted by Section 5.02(g), (v) Investments permitted by Sections 5.02(h)(ii), (v), (vi), (ix), (xi) and (xii), (vi) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of business and otherwise not prohibited by the Loan Documents, (vii) the acquisition of the TMCT Real Property pursuant to the terms and conditions of that certain Amended and Restated Lease Agreement, dated September 22, 2006, by and between Borrower and TMCT, LLC, (viii) the existence of, and the performance by any Loan Party of its obligations under the terms of, any limited liability company, limited partnership or other Organizational Document or securityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Closing Date and which has been disclosed to the Lenders as in effect on the Closing Date, and similar agreements that it may enter into thereafter; provided, however, that the existence of, or the performance by any Loan Party of obligations under, any amendment to any such existing agreement or any such similar agreement entered into after the Closing Date shall only be permitted by this Section 5.01(h)(viii) to the extent not materially more adverse to the interest of the Lenders, when taken as a whole, than any of such documents and agreements as in effect on the Closing Date, (ix) sales of common stock of Borrower to Affiliates of Borrower not otherwise prohibited by the Loan Documents and the granting of registration and other customary rights in connection therewith and the exercise by any Person of warrants issued in connection with the Transactions, (x) any transaction with an Affiliate where the only consideration paid by any Loan Party is common stock of Borrower, (xi) the First Step Transactions (including, without limitation, Borrower’s reimbursement of certain of EGI-TRB, L.L.C. expenses); (xii) the Second Step Transactions (including, without limitation, Borrower’s reimbursement of certain of EGI-TRB, L.L.C. expenses); provided that the Acquisition Conditions shall have been satisfied or waived, (xiii) in connection with the recapitalization of Eagle New Media Investments, LLC and Eagle Publishing Investments, LLC (collectively, the “Eagle Entities”), Borrower and the Eagle Entities may enter into the Exchange Agreement (as defined in the Acquisition Agreement) and consummate the transactions contemplated thereby prior to the closing of the transactions contemplated by the Acquisition Agreement, (xiv) Borrower’s exercise of its rights and/or fulfillment of its contractual obligations under (A) that certain Letter Agreement, dated September 21, 2006, among Chandler Trust No. 1, Chandler Trust No. 2, Borrower, Candle Holdings Corporation and Fortify Holdings Corporation (including the put/call right provisions contemplated thereunder), as such rights exist with respect to TMCT, LLC and (B) that certain Letter Agreement, dated September 21, 2006, among Chandler Trust No. 1, Chandler Trust No. 2, Borrower, Fortification Holdings Corporation, Wick Holdings Corporation, Eagle New Media Investments, LLC and Eagle Publishing Investments, LLC (including the put/call right provisions contemplated thereunder), as such rights exist with respect to TMCT II, LLC, (xv) sales of accounts receivable, payment intangibles and related assets or participations therein, in connection with any Receivables Facility and Standard Receivables Facility Undertakings, (xvi) the transactions contemplated by the Zell Note, the Zell Sub Note or the Zell Investment Agreement, (xvii) reimbursement by Borrower of the reasonable expenses of employees of Equity Group Investments, L.L.C. in connection with its or its affiliates’ investment in Borrower, (xviii) the ESOP Note and ESOP Related Distributions and (xix) any Permitted Disposition Transactions.

(i)            Reporting Requirements.  Furnish to the Agent:

(i)      as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of Borrower, unaudited Consolidated balance sheets of Borrower and its Subsidiaries as of the end of such quarter and unaudited Consolidated statements of income, shareholders’ equity and cash flows of Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, duly certified by the chief financial officer, the chief accounting officer or the treasurer of Borrower as having been prepared in accordance with GAAP (subject to year-end audit adjustments);

(ii)     as soon as available and in any event within 90 days after the end of each fiscal year of Borrower, a copy of the annual audit report for such fiscal year for Borrower and its Subsidiaries, containing the Consolidated balance sheet of Borrower and its Subsidiaries as of the end of such fiscal year and Consolidated statements of income, shareholders’ equity and cash flows of Borrower and its Subsidiaries for such fiscal year, in each case accompanied by an opinion as to such audit report by PricewaterhouseCoopers LLP or other independent public accountants of nationally recognized standing, certified by such accountants without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit, provided that, if Borrower switches from one independent public accounting firm to another and if such switch has occurred during any fiscal period being audited by such new accounting firm, the audit report of any such new accounting firm may contain a qualification or exception as to the scope of such consolidated financial statements that relates to the period of such fiscal period prior to its retention;

(iii)    concurrently with the delivery of Consolidated financial statements under clause (i)(i) or (i)(ii) above, a certificate of the chief financial officer, the chief accounting officer or the treasurer of Borrower, substantially in the form of Exhibit H (A) certifying that no Default or Event of Default has occurred or, if a Default or Event of Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (B) setting forth in reasonable detail the calculations necessary to demonstrate compliance with Section 5.02(i) at the end of such fiscal year or quarter, as the case may be, and (C) setting forth, in the case of any such compliance certificate delivered concurrently with the annual financial statements delivered under clause (i)(ii) above (beginning with the fiscal year ending 2008), Borrower’s calculation of Excess Cash Flow for such fiscal year;

(iv)    except to the extent in duplication of the delivery requirements of clause (iii) above, promptly after the chief executive officer, the chief financial officer, the chief accounting officer, the treasurer, the controller or the general counsel of the Company has knowledge of (A) the occurrence of any Default or Event of Default or (B) a Material Adverse Effect, in each case, a statement of the chief financial officer, the chief accounting officer or the treasurer of Borrower setting forth details of such Default and the action that Borrower has taken and proposes to take with respect thereto;

(v)     [intentionally omitted];

(vi)    promptly after the commencement thereof, notice of all actions and proceedings before any court, governmental agency or arbitrator affecting Borrower or any of its Subsidiaries that, individually or taken as a whole, (i) could reasonably be expected to have a Material Adverse Effect or (ii) purport to affect the legality, validity or enforceability of any Loan Document or the consummation of any of the Transactions and could reasonably be expected to have a reasonable likelihood of success;

(vii)   such other approvals or documents as the Agent may reasonably request; and

(viii)  such other information respecting the business, financial condition or operations of Borrower and its Subsidiaries taken as a whole as any Lender through the Agent may from time to time reasonably request.

Financial statements required to be delivered by Borrower pursuant to subclauses (i) and (ii) of this Section 5.01(i) shall be deemed to have been delivered on the date on which Borrower posts reports containing such financial statements on its website on the Internet at www.sec.gov or at such other website identified by Borrower in a notice to the Agent and that is accessible by the Lenders without charge; provided that Borrower shall deliver paper copies of such information to any Lender promptly upon request of such Lender through the Agent and provided further that the Lenders shall be deemed to have received the information specified in subclauses (i) through (vi) of this Section 5.01(i) on the date (x) the information regarding the website where such financial information can be found is posted at the website of the Agent identified from time to time by the Agent to the Lenders and Borrower and (y) such posting is promptly notified to the Lenders (it being understood that Borrower shall have satisfied the timing obligations imposed by those clauses as of the date such information is delivered to the Agent).

(j)            Use of Proceeds.  The proceeds of the Advances shall be available (and Borrower agrees that it shall use such proceeds) as follows:

(i)            Tranche X Advances and Initial Tranche B Advances will be available solely to finance a portion of the First Step Transactions and in each case to pay fees and expenses related thereto;

(ii)           Delayed Draw Tranche B Advances will be available solely to repay outstanding obligations with respect to each series of Medium Term Notes upon the maturity thereof; and

(iii)          Revolving Credit Advances will be available solely for working capital and general corporate purposes of Borrower, including, without limitation, acquisitions.

(k)           Interest Rate Protection.  No later than the 60th day after the Closing Date, Borrower shall enter into, and for a minimum of two years thereafter maintain, Hedge Agreements with terms and conditions reasonably acceptable to the Agent that result in at least 35% of the aggregate principal amount of total Consolidated Debt for Borrowed Money being effectively subject to a fixed or maximum interest rate reasonably acceptable to the Agent.

(l)            Additional Guarantors.  With respect to any Person that is or becomes a wholly owned Domestic Subsidiary of Borrower (to the extent such Subsidiary (i) is not an Immaterial Subsidiary after the Closing Date, a Subsidiary of a Foreign Subsidiary of Borrower or a Receivables Subsidiary or (ii) is not merged or consolidated with and into Borrower or any Guarantor in compliance with Section 5.02(b) on or prior to the 30th day after such Subsidiary shall become a Subsidiary), promptly (and in any event within 30 days after such Person becomes a wholly owned Domestic Subsidiary) cause such new wholly owned Domestic Subsidiary to execute a joinder agreement or such comparable documentation to become a Guarantor, substantially in the form annexed to the Guarantee.  Notwithstanding anything to the contrary, no PDT Entity shall be required to become a Guarantor hereunder.

(m)          Tribune Finance LLC Transactions.  Borrower and the Subsidiaries shall consummate the Tribune Finance LLC Transactions.

(n)           S-Corporation Election.  Subsequent to the consummation of the Acquisition, either (i) (x) if the Acquisition is consummated on or before the last date permitted by law to make such an election to be effective on January 1, 2008, Borrower shall make the S Corp Election on or before such last date, (y) if the Acquisition is consummated after the last date permitted by law to make an election to be effective on January 1, 2008, Borrower shall make the S Corp Election on or before the last date permitted by law to make such an election to be effective on January 1, 2009, and (z) if Borrower fails to make the S Corp Election pursuant to clause (x) or (y) and instead complies with clause (ii) below, then Borrower shall have an ongoing obligation to make the S Corp Election on or before the last date permitted by law to make such an election to be effective for each succeeding year until the S Corp Election is successfully made and in each case, once the S Corp Election has been made, Borrower shall maintain the S Corp Election or (ii) if Borrower has failed to make the S Corp Election (or once made, maintain the S Corp Election) by the last date permitted by law to make such an election to be effective for any year beginning with 2009, then within 10 days of such last date, any Person or Persons (including under the Zell Investment Agreement) shall make an Investment in Borrower in the form of Junior Capital in an amount of at least $100.0 million less the Junior Capital Reduction Amount; provided that if Borrower has taken all steps necessary to make the S Corp Election but is unable to make the S Corp Election or is unable to keep the S Corp Election effective, in either case as a result of governmental, regulatory or administrative challenge or change in law, rule or regulation, for so long as Borrower is diligently contesting in good faith by appropriate proceedings such inability, Borrower shall be deemed to have complied with clause (i) above; provided further that if upon completion of any such contestation, the S Corp Election has not been made or re-applied, Borrower shall then be deemed to have failed to make the S Corp Election for all applicable years and within 10 days of the completion of such contest, any Person or Persons shall make an Investment in Borrower in the form of Junior Capital in an amount (i) for calendar year 2008 of at least the Zell Investment Amount, if such year is an applicable year and (ii) of at least $100.0 million for each other applicable year less the Junior Capital Reduction Amount.  The Net Cash Proceeds from any such Investment shall be applied in accordance with Section 2.10(b).

(o)           ERISA.

(i)           To the extent permitted by law, promptly following delivery or receipt by Borrower, as applicable, Borrower shall deliver to the Agent copies of any financial statements, annual valuation updates, annual repurchase liability studies, or other material notices, reports and documents to be delivered by Borrower to the ESOP or any trustee under the ESOP or to be delivered by the ESOP or any trustee under the ESOP to Borrower pursuant to the terms of the ESOP.
(ii)          Borrower shall (i) apply for a favorable determination letter from the Internal Revenue Service that the ESOP is tax-qualified and tax-exempt under Sections 401(a) and 501(a), respectively, of the Code and that the ESOP is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code; (ii) use its best efforts to obtain a favorable determination letter from the Internal Revenue Service that the ESOP is tax-qualified and tax-exempt under Sections 401(a) and 501(a), respectively, of the Code and that the ESOP is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code; (iii) take all actions reasonably necessary to preserve the existence of the ESOP and to maintain its tax-qualified status under Sections 401(a) and 501(a), respectively, of the Code and its status as an employee stock ownership plan; and (iv) administer the ESOP in compliance in all material respects with the terms of the ESOP and the provisions of the Code and ERISA, as applicable to the ESOP, and make any remedial amendments required by the Internal Revenue Service within the time period allowed for the amendments.
(iii)         [Intentionally omitted].

(iv)         Promptly upon the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in material liability to a Loan Party or a Subsidiary, Borrower shall deliver to the Agent a written notice specifying the nature thereof, what action the Loan Party or its Subsidiaries have taken, are taking or propose to take with respect thereto, and, when known, any action taken or threatened by the Internal Revenue Service, Department of Labor, PBGC or Multiemployer Plan sponsor with respect thereto.
(v)          Upon request by the Lead Arrangers, deliver to the Agent copies of:  (i) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by any Loan Party or its Subsidiaries with the Internal Revenue Service with respect to each Plan; (ii) the most recent actuarial valuation report for each Plan; (iii) all written notices received by any Loan Party from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event; and (iv) such other documents or governmental reports or filings relating to any Employee Benefit Plan as the Lead Arrangers shall reasonably request.

SECTION 5.02.      Negative Covenants.  So long as any Advance shall remain unpaid, any Letter of Credit is outstanding (or has been cash collateralized or secured by a back-up letter of credit), any Lender shall have any Commitment hereunder or any other Obligation shall remain outstanding (other than contingent obligations for unasserted claims) unless the Required Lenders shall otherwise consent in writing, Borrower will not and will not cause or permit any Subsidiaries to:

(a)           Liens, Etc.  Create, permit or suffer to exist any Lien on or with respect to any of its properties, whether now owned or hereafter acquired, other than:

(i)            Permitted Liens;

(ii)           Liens securing Purchase Money Obligations incurred pursuant to Section 5.02(c)(v) upon or in any real property, equipment or any fixed or capital assets acquired or held by Borrower or any Subsidiary in the ordinary course of business to secure the purchase price of such property, equipment or assets or to secure Debt incurred solely for the purpose of financing the acquisition, construction or improvement of such property, equipment or assets, in each case created within 180 days of any such acquisition or the completion of such construction or improvement, or Liens existing on such property, equipment or assets at the time of its acquisition (other than any such Liens created in contemplation of such acquisition that were not incurred to finance the acquisition of such property), or Liens securing Capital Lease Obligations incurred pursuant to Section 5.02(c)(v) or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any properties other than the property, equipment or assets being acquired constructed or improved, and no such extension, renewal or replacement shall extend to or cover any properties not theretofore subject to the Lien being extended, renewed or replaced;

(iii)          the Liens existing on the Closing Date, except for (x) Liens exceeding $25,000,000 individually and not described on Schedule 5.02(a) hereto and (y) other Liens in an aggregate amount exceeding $50,000,000 and not described on Schedule 5.02(a) hereto;

(iv)          Liens on (x) property of a Person existing at the time such Person is merged into or consolidated with Borrower or any Subsidiary of Borrower or becomes a Subsidiary of Borrower and (y) any property existing at the time of its acquisition thereof by Borrower or any of its Subsidiaries; provided that such Liens were not created in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than (A) those of the Person so merged into or consolidated with Borrower or such Subsidiary or (B) such assets acquired by Borrower or such Subsidiary or (C) improvements on or proceeds of the assets described in clause (A) or (B);

(v)           Liens granted pursuant to the Pledge Agreement to secure the Secured Obligations;

(vi)          Liens securing the Existing Notes equally and ratably with the Secured Obligations;

(vii)         other Liens securing Debt permitted under Section 5.02(c)(v);

(viii)        the replacement, extension or renewal of any Lien permitted by clause (a)(iii) or (a)(iv) above or this clause (viii) upon or in the same property theretofore subject thereto or the replacement, extension or renewal of the Debt secured thereby, and any improvements on or proceeds of such property and any property covered by an after-acquired property clause in such Lien;

(ix)           Liens junior to the Lien created by the Pledge Agreement covering Collateral securing Borrower High Yield Notes that are senior notes;

(x)            Liens securing Debt permitted to be incurred under Section 5.02(c)(xi)(B), (xviii) and (xx); and

(xi)           other Liens securing obligations in an aggregate amount not to exceed $100,000,000.

(b)           Mergers, Dispositions, Etc.  Merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of Borrower and its Subsidiaries taken as a whole (whether now owned or hereafter acquired) to, any Person, except that:

(i)            any Subsidiary of Borrower may merge or consolidate with or into, or dispose of assets to any Guarantor, any Subsidiary of Borrower that is a holding company with no stand-alone operations or income may merge or consolidate with or into or dispose of all or substantially all of such Subsidiary’s assets to Borrower, any Subsidiary of Borrower may distribute to Borrower any Equity Interests of such Subsidiary’s Subsidiaries; provided that no Default exists or would result therefrom;

(ii)           any Subsidiary of Borrower may merge into or consolidate with any other Person or permit any other Person to merge into or consolidate with it so long as, either (1) such Subsidiary shall be the survivor thereof, or (2) if the other Person shall be the survivor thereof, such other Person surviving such consolidation or merger shall be a U.S. organized entity and, if such other Person is merging with a Guarantor, such Person shall assume all the obligations of such Guarantor under the Loan Documents pursuant to Section 5.01(l); provided that no Event of Default exists or would result therefrom;

(iii)          as part of any Asset Sale otherwise permitted by this Agreement, any Subsidiary of Borrower may merge into or consolidate with any other Person or permit any other Person to merge into or consolidate with it; provided that no Event of Default exists or would result therefrom;

(iv)          any Subsidiary of Borrower may liquidate or dissolve if Borrower determines in good faith that such liquidation or dissolution is in the best interest of Borrower and is not materially disadvantageous to the Lenders; provided that no Event of Default exists or would result therefrom; and

(v)           the Acquisition may be consummated in accordance with the Acquisition Agreement (without giving effect to any waiver, amendment, supplement or other modification thereto that is material and adverse to the Lenders without the Agent’s prior approval); provided that (1) the Acquisition is consummated on or before May 31, 2008, (2) prior to or contemporaneously with the consummation of the Acquisition, the Zell Investment Agreement shall have been duly executed and delivered and shall be in full force and effect unless otherwise terminated in accordance with the terms thereof; (3) each of the other Second Step Transactions shall have been consummated prior to or substantially concurrent with the consummation of the Acquisition, (4) Borrower shall be in compliance with the Second Step Covenants on a Pro Forma Basis for the Test Period ending immediately prior to the consummation of the Acquisition and (5) no Default exists or would result therefrom (the conditions set forth in subclauses (1), (2), (3), (4) or (5), collectively, the “Acquisition Conditions”).

(c)           Debt.  Incur, create, assume or permit to exist, directly or indirectly, any Debt, except:

(i)            Debt owed to Borrower or to a wholly owned Subsidiary of Borrower permitted by Section 5.02(h)(vi);

(ii)           Debt existing on or anticipated to be incurred on or about the Closing Date and described on Schedule 5.02(c)(ii) hereto or listed in the Side Letter;

(iii)          Debt incurred under this Agreement and the other Loan Documents; provided that the incurrence of Incremental Term Loans is subject to the additional conditions thereto set forth in Section 2.17;

(iv)          Debt of a Person existing at the time such Person is merged into or consolidated with Borrower or a Subsidiary of Borrower or becomes a Subsidiary of Borrower in connection with a Permitted Acquisition; provided that such Debt is not created in contemplation of such Permitted Acquisition;

(v)           Debt in respect of Purchase Money Obligations, Capital Lease Obligations and other Debt not otherwise permitted hereunder which, together with Debt secured by Liens permitted under Section 5.02(a)(vii), does not exceed an aggregate principal amount of $100,000,000 at any time outstanding and any guarantee of Debt in respect thereof;

(vi)          endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(vii)         (A)  Debt of Borrower and its Subsidiaries owing to the seller in any Permitted Acquisition and (B) any Guaranteed Debt in respect thereof so long as such

Debt does not, when taken together with all other Debt incurred pursuant to clause (A) and any refinancings thereof, exceed more than $100,000,000 in aggregate principal amount outstanding at any time; provided, however, that any Subsidiary may incur Debt pursuant to this clause (vii) in excess of $100,000,000 for a period of time not to exceed 30 consecutive days if such Debt is created or assigned in anticipation of a sale or any other disposition of a Subsidiary or in anticipation of the dividend or distribution or other spin-off transaction of the Capital Stock of such Subsidiary to Borrower’s shareholders permitted pursuant to Section 5.02(b)(iv);

(viii)        to the extent constituting Debt, obligations in respect of net working capital adjustments and/or earn out arrangements pursuant to a Permitted Acquisition;

(ix)           any Debt extending the maturity of, or refunding or refinancing, in whole or in part, any Debt permitted by clauses (c)(ii) or (iv) above or clauses (c)(xv) or (xviii) below (or this clause (ix)); provided that (A) the principal amount of such Debt shall not be increased above the principal amount thereof outstanding immediately prior to such extension, refunding or refinancing, plus the amount of any accrued and unpaid interest and premiums required to be paid thereon and reasonable fees and expenses associated therewith, (B) no portion of such refinancing Debt matures prior to the earlier of the maturity date of the Debt being refinanced and the date that is six months after the Tranche B Maturity Date and (C) the direct and contingent obligors with respect to such Debt are not changed (except that any refinancing Debt may provide for guarantees by the Guarantors; provided that any such guarantees are on a subordinated basis to such Guarantor’s obligations under the Guarantee); provided that refinancings of the Medium Term Notes with proceeds of Delayed Draw Tranche B Advances shall be deemed incurred under clause (iii) above;

(x)            (A) Debt in respect of Hedging Obligations (other than Secured Hedging Obligations) that does not exceed $25,000,000 in an aggregate principal amount outstanding at any time; provided, however, that such limitation shall not apply to Hedging Obligations with respect to the PHONES and (B) Debt in respect of Secured Hedging Obligations with respect to interest rates, foreign currency exchange rates or commodity prices; provided that all Hedge Agreements shall be entered into in the ordinary course of business or as required by this Agreement and not for speculative purposes;

(xi)           to the extent constituting Debt, (A) obligations under performance bonds, surety bonds and letter of credit obligations to provide security for worker’s compensation claims and (B) obligations in respect of bank overdrafts not more than five Business Days overdue, in each case, incurred in the ordinary course of business;

(xii)          to the extent constituting Debt, indemnification obligations and other similar obligations of Borrower and its Subsidiaries in favor of directors, officers, employees, consultants or agents of Borrower or any of its Subsidiaries extended in the ordinary course of business;

(xiii)         Guaranteed Debt with respect to payment obligations of any wholly owned Subsidiary in respect of Debt otherwise permitted under this Section 5.02(c); provided that no Subsidiary shall guarantee the Existing Notes;

(xiv)        Debt owing to insurance companies to finance insurance premiums incurred in the ordinary course of business;

(xv)         after consummation of the Acquisition, Borrower High Yield Notes or Borrower Acquisition Bridge Loans in an aggregate amount not to exceed (x) $4,205.0 million minus (y) the aggregate principal amount of Incremental Term Advances drawn, and any Guaranteed Debt in respect thereof;

(xvi)        letters of credit (other than Letters of Credit) in an aggregate amount not to exceed $75.0 million;

(xvii)       prior to the consummation of the Acquisition, the Zell Note and, after consummation of the Acquisition, the Zell Sub Note (and any pay-in-kind interest thereon);

(xviii)      Debt incurred to finance the purchase of the TMCT Real Property in an aggregate principal amount not to exceed $175.0 million, and any Guaranteed Debt in respect thereof;

(xix)         Junior Capital issued as part of a Special Contribution;

(xx)          Debt arising in connection with a Receivables Facility or the sale or financing of accounts receivable, and any Guaranteed Debt of a Receivables Subsidiary in respect thereof, in an aggregate amount not to exceed $450,000,000, incurred by Borrower or any of its Subsidiaries at any time outstanding;

(xxi)         Debt in an aggregate amount not to exceed $50,000,000 at any one time outstanding arising from agreements with any governmental authority or political subdivision or agency thereof relating to the construction of buildings, and the purchase and installation of equipment, to be used in the business of the Companies;

(xxii)        unsecured Debt of Borrower or a Guarantor not otherwise permitted to be incurred hereunder that does not require any principal amortization prior to maturity and matures no earlier than six months after the Tranche B Maturity Date; provided that (x) to the extent such Debt is incurred by a Guarantor or is guaranteed by a Guarantor, such Debt is subordinated in right of payment to such Guarantor’s Guarantee of the Obligations and (y) after giving effect to such transaction on a Pro Forma Basis, Borrower shall be in compliance with all covenants set forth in Sections 5.02(i)(A) and (B) as of the most recent Test Period (assuming if such transaction is to be consummated prior to the last day of the first Test Period for which the covenants in Sections 5.02(i)(A) and (B) are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining compliance with such covenants for purposes of this clause (xxi));

(xxiii)       Debt (that will be either unsecured or secured in connection with a Related Transaction) of any Company not otherwise permitted to be incurred hereunder in an aggregate amount not to exceed $50,000,000; and

(xxiv)       PDT Debt permitted in accordance with the definition of “Permitted Disposition Transaction.”

(d)           Payment Restrictions Affecting Subsidiaries.  Directly or indirectly, enter into or suffer to exist, any agreement or arrangement which by its terms limits the ability of any of its Subsidiaries (other than an Immaterial Subsidiary) to declare or pay dividends or other distributions in respect of its Equity Interests or repay or prepay any Debt owed to, make loans or advances to, or otherwise transfer assets to or make investments in, the Company or any Subsidiary of the Company other than an Immaterial Subsidiary, except (i) restrictions, limitations, conditions and prohibitions under or imposed by any indenture, agreement, instrument or other contractual arrangement (A) imposed or binding upon Eagle New Media Investments, LLC, Eagle Publishing Investments, LLC or any Subsidiary established to insure risks of Borrower and its Subsidiaries, including, without limitation, Multimedia Insurance Company, (B) in effect on the Closing Date (including this Agreement) and any similar indentures, agreements or instruments to the extent such restrictions, limitations, conditions and prohibitions are no more restrictive, taken as a whole, than those set forth in such existing indentures, agreements or instruments (including this Agreement), (C) created in connection with any Receivables Facility and, such restrictions are necessary or advisable, in the good faith determination of Borrower, to effect such Receivables Facility or (D) imposed on a Guarantor or PDT Entity in connection with a Permitted Disposition Transaction so long as such limitations do not have a material adverse impact on the Collateral or materially and adversely affect such Guarantor’s ability to satisfy the Obligations when due; (ii) any restrictions consisting of customary provisions contained in leases, licenses and joint ventures and other agreements; (iii) restrictions with respect to any Asset Sale permitted under Section 5.02(e) pending the close of the sale of such Asset Sale; (iv) any restriction or encumbrance on the transfer of any assets subject to the Liens permitted by Section 5.02(a); (v) prohibitions or conditions under applicable law, rule or regulation; (vi) any agreement or instrument in effect at the time a Person first became a Subsidiary of Borrower or the date such agreement or instrument is otherwise assumed by Borrower or any of its Subsidiaries, so long as such agreement or instrument was not entered into in contemplation of such Person becoming a Subsidiary of Borrower or such assumption; (vii) this Agreement and the other Loan Documents; (viii)  all documents in connection with the Transactions, including without limitation the Acquisition Agreement and the Warrant; (ix) customary provisions in Organizational Documents, asset sale and stock sale agreements and other similar agreements that restrict the transfer of ownership interests in any partnership, limited liability company or similar Person; (x) restrictions on cash or other deposits or net worth imposed by suppliers or landlords or customers under contracts entered into in the ordinary course of business; (xi) any instrument governing Debt assumed in connection with any Permitted Acquisition or transaction permitted by Section 5.02(f), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (xii) in the case of any joint venture which is not a Loan Party in respect of any matters referred to above, restrictions in such Person’s Organizational Documents or pursuant to any joint venture agreement or stockholders agreements solely to the extent of the Equity Interests of or property held in the subject joint venture or other entity; (xiii) any encumbrance or restriction imposed by any agreement or instrument imposing an encumbrance or restriction permitted under Section 5.02(m); (xiv) any encumbrances or restrictions imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents or the contracts, instruments or obligations referred to in clause (vi), (viii) or (xiii) above; provided that such amendments or refinancings are not materially more restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing; or (xv) restrictions imposed by applicable law.

(e)           Asset Sales.  Effect any Asset Sale, or agree to effect any Asset Sale, except that the following shall be permitted:

(i)            disposition of used, damaged, worn out, obsolete or surplus property by any Company in the ordinary course of business and the abandonment or other disposition of Intellectual Property, in each case as determined by Borrower in its reasonable judgment to be no longer economically practicable to maintain or useful in the conduct of the business of the Companies taken as a whole;

(ii)           (A) Dispositions as part of a Permitted Disposition Transaction and (B) Asset Sales (other than Dispositions pursuant to clause (A)); provided that (x) the aggregate fair market value of the assets sold in all Asset Sales and all Dispositions consummated in any fiscal year pursuant to this clause (ii) shall not exceed (1) 25% of Consolidated Total Assets prior to the date all Tranche X Advances have been paid in full and (2) thereafter, 15% of Consolidated Total Assets, in each case, as disclosed on the face of Borrower’s audited financial statements for the immediately preceding fiscal year and (y) with respect to clause (B), at least 70% of the consideration therefore received by the Loan Parties is in the form of cash or Cash Equivalents; provided that the Equity Interests associated with the PHONES shall not be permitted to be sold unless Borrower contemporaneously purchases call options or otherwise enters into Hedge Agreements sufficient to ensure Borrower’s ability to perform under the terms of the PHONES as then in effect;

(iii)          leases of real or personal property in the ordinary course of business;

(iv)          the Transactions as contemplated by the Transaction Documents;

(v)           Investments and other transactions in compliance with Section 5.02(b);

(vi)          Investments and other transactions in compliance with Section 5.02(h);

(vii)         Asset Sales listed on Schedule 5.02(e) or listed in the Side Letter, provided that at least 70% of the consideration therefor received by the Loan Parties is in the form of cash or Cash Equivalents;

(viii)        dispositions of cash and Cash Equivalents and inventory and goods held for sale in the ordinary course of business;

(ix)           Asset Sales where (x) property is exchanged for credit against the purchase price of similar replacement property or (y) the proceeds of such Asset Sale are promptly applied to the purchase price of such replacement property;

(x)            Asset Sales to Borrower or to a Subsidiary (including through the dissolution of any Subsidiary); provided that if the transferor of such property is a Guarantor or Borrower and only to the extent that such property does not constitute cash or Cash Equivalents (i) the transferee thereof must either be Borrower or a Guarantor or (ii) to the extent such transaction constitutes an Investment, such transaction is permitted under Section 5.02(h);

(xi)           Liens not prohibited by Section 5.02(a) (including Permitted Liens);

(xii)          dispositions of (x) accounts receivable in connection with the collection or compromise thereof or (y) accounts receivable, payment intangibles and related assets in connection with any Receivables Facility or sale or financing of accounts receivable permitted under Section 5.02(c)(xx);

(xiii)         leases, subleases, assignments, licenses or sublicenses, in each case in the ordinary course of business and which do not materially interfere with the business of Borrower and the Subsidiaries;

(xiv)        transfers of property subject to Casualty Events upon receipt of the Net Cash Proceeds of such Casualty Event;

(xv)         to the extent allowable under Section 1031 of the Code (or comparable or successor provision), any exchange of like property for use in the ordinary course of the business of the Companies taken as a whole;

(xvi)        Sale and Lease-Back Transactions in respect of the sale of fixed or capital assets for gross proceeds not to exceed $50,000,000 in any fiscal year; and

(xvii)       Dividends permitted by Section 5.02(g).

Notwithstanding anything to the contrary, Borrower is not permitted to sell, transfer or otherwise dispose of Collateral.

(f)            Acquisitions.  Purchase or otherwise acquire (in one or a series of related transactions) all or a substantial part of the property and/or Equity Interests (whether tangible or intangible) of any Person (or agree to do any of the foregoing at any future time), except that the following shall be permitted:

(i)            Capital Expenditures by Borrower and the Subsidiaries shall be permitted to the extent permitted by Section 5.02(i)(C);

(ii)           purchases and other acquisitions of inventory, materials, equipment and intangible property in the ordinary course of business;

(iii)          Investments in compliance with Section 5.02(h);

(iv)          leases of real or personal property in the ordinary course of business;

(v)           the Transactions as contemplated by the Transaction Documents;

(vi)          Permitted Acquisitions;

(vii)         transactions permitted by Section 5.02(g); and

(viii)        Investments and other transactions in compliance with Section 5.02(b).

(g)           Dividends.  Authorize, declare or pay, directly or indirectly, any Dividends with respect to any Company, except that the following shall be permitted:

(i)            Dividends by any Company to Borrower or any Guarantor that is a wholly owned Subsidiary of Borrower and Dividends by any Subsidiary to its direct parent;

(ii)           the repurchase or redemption of common stock equivalents of Borrower held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of any Company, in accordance with the terms of The Tribune Management Equity Incentive Plan;

(iii)          (A) payments by Borrower (directly or indirectly) to or on behalf of ESOP in an amount sufficient to pay franchise taxes and other fees required to maintain the legal existence of ESOP and (B) payments by Borrower to or on behalf of ESOP in an amount sufficient to pay out-of-pocket legal, accounting and filing costs and other expenses in the nature of overhead in the ordinary course of administration of the ESOP;

(iv)          Dividends made in connection with the First Step Transactions;

(v)           Dividends made in connection with the Acquisition and the other Second Step Transactions; provided that the Acquisition Conditions are satisfied or waived;

(vi)          without duplication to any ESOP Related Distributions, subsequent to the consummation of the Acquisition, Dividends to the ESOP (a) in an amount not to exceed the ESOP Note Repayment Amounts as and when due and payable, (b) to enable the ESOP to prepay a portion of the ESOP Note to provide for targeted allocations to ESOP participants as approved by the Board of Directors and (c) ratable (except with respect to contributions to the ESOP which will not be ratable) Dividends to all other holders of Borrower’s common stock;

(vii)         without duplication to any ESOP Related Distributions, the repurchase and redemption of Borrower’s Capital Stock to satisfy the ESOP’s and Borrower’s obligations to repurchase Borrower’s common stock pursuant to the ESOP Documentation or applicable law from accounts allocated to participants in the ESOP in accordance with the terms of the ESOP;

(viii)        the repurchase or redemption of Junior Capital that is Capital Stock issued in connection with a Special Contribution or the Zell Investment in an amount not to exceed the Junior Capital Reduction Amount on the date of such repurchase or redemption;

(ix)           ESOP Related Distributions;

(x)            Dividends not otherwise permitted hereunder in an aggregate amount not to exceed the sum of $50,000,000 plus the Retained Amount; provided that the Total Guaranteed Leverage Ratio would be no greater than 6.0:1.0 on a Pro Forma Basis taking into account the making of such Dividends; provided further that Dividends made using this clause (x) shall not be used to repurchase or redeem Junior Capital issued in connection with a Special Contribution or the Zell Investment; and

(xi)           Dispositions made as part of a Permitted Disposition Transaction.

(h)           Investment, Loan and Advances.  Directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any Person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to, any other Person (all of the foregoing, collectively, “Investments”), except that the following shall be permitted:

(i)            the Companies may consummate the Transactions;

(ii)           Investments outstanding or contemplated on the Closing Date or listed in the Side Letter and any extensions or renewals thereof;

(iii)          the Companies may (w) acquire and hold accounts receivable owing to any of them if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms, (x) invest in, acquire and hold cash and Cash Equivalents, (y) endorse negotiable instruments held for collection in the ordinary course of business or (z) make lease, utility and other similar deposits in the ordinary course of business;

(iv)          Hedging Obligations incurred pursuant to Section 5.02(c)(x);

(v)           loans and advances to directors, employees and officers of Borrower and the Subsidiaries for bona fide business purposes and to purchase Equity Interests of Borrower, in an aggregate amount not to exceed $10,000,000 at any time outstanding; provided that no loans in violation of Section 402 of the Sarbanes-Oxley Act shall be permitted hereunder;

(vi)          Investments (i) by any Company in Borrower or any Guarantor (including, without limitation, the Intercompany Junior Subordinated Notes), (ii) by any Company in any Person that, in connection with an Investment that is a Permitted Acquisition, becomes a Guarantor, (iii) by a Subsidiary that is not a Guarantor in any other Subsidiary that is not a Guarantor, and (iv) by any Company in any Subsidiary that is not a Guarantor in an amount not to exceed $50,000,000 in any fiscal year;

(vii)         Investments in securities of trade creditors or customers in the ordinary course of business received upon foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(viii)        Investments made by Borrower or any Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with Section 5.02(e);

(ix)           the ESOP Note and ESOP Pledge Agreement;

(x)            Investments (including minority Investments and joint ventures) in Persons that do not constitute Subsidiaries, in each case valued at the fair market value (determined by Borrower in good faith) of such Investment at the time each such Investment is made, in an aggregate amount pursuant to this clause (x) not to exceed the sum of (A) $100,000,000 annually, plus (B) the Retained Amount plus (C) the amount of any Net Cash Proceeds received by Borrower in connection with an issuance of Borrower’s Equity Interests after the Closing Date other than the issuance of Junior Capital as part of a Special Contribution;

(xi)           without duplication to any Dividends paid pursuant to Section 5.02(g)(vii), ESOP Related Distributions;

(xii)          acquisitions permitted under Section 5.02(f) (other than clause (iii) thereof);

(xiii)         Investments in connection with any Receivables Facility or sale or financing of accounts receivable permitted under Section 5.02(c)(xx);

(xiv)        the creation or formation of new Subsidiaries so long as such Person has complied with any applicable obligations under Section 5.01(l) hereof;

(xv)         the Broadcasting Holdco Transaction and the Tribune Finance LLC Transaction;

(xvi)        additional Investments not otherwise permitted under this Section 5.02(h) in an amount not to exceed $50,000,000 at any time outstanding;

(xvii)       Guaranteed Debt otherwise permitted under Section 5.02(c) and Debt permitted under Section 5.02(c)(i);

(xviii)      Investments made with common stock of Borrower; and

(xix)         Investments in connection with a Permitted Disposition Transaction.

(i)            Financial Covenants.

(A)          Maximum Total Guaranteed Leverage Ratio.  Permit the Total Guaranteed Leverage Ratio, as of the last day of any Test Period in effect during any period in the table below, to exceed the ratio set forth opposite such period in the table below under column (B) for any Test Period ending prior to the consummation of the Second Step Transactions and under column (C) for any Test Period ending on or after the consummation of the Second Step Transactions:

Test Period (A)			Total Guaranteed Leverage Ratio (B)	Total Guaranteed Leverage Ratio (C)
Closing Date	–	December 30, 2007	6.25 to 1.0	9.00 to 1.0
December 31, 2007	–	December 28, 2008	6.00 to 1.0	9.00 to 1.0
December 29, 2008	–	December 27, 2009	5.75 to 1.0	8.75 to 1.0
December 28, 2009	–	December 26, 2010	5.50 to 1.0	8.50 to 1.0
December 27, 2010 and thereafter			5.25 to 1.0	8.25 to 1.0

(B)           Minimum Interest Coverage Ratio.  Permit the Interest Coverage Ratio, for any Test Period in effect during any period in the table below, to be less than the ratio set forth opposite such period in the table below under column (B) for any Test Period ending prior to the consummation of the Second Step Transactions and under column (C) for any Test Period ending on or after the consummation of the Second Step Transactions:

Test Period (A)			Interest Coverage Ratio (B)	Interest Coverage Ratio (C)
Closing Date	–	December 30, 2007	1.75 to 1.0	1.10 to 1.0
December 31, 2007	–	December 28, 2008	2.00 to 1.0	1.15 to 1.0
December 29, 2008	–	December 27, 2009	2.00 to 1.0	1.20 to 1.0
December 28, 2009 and thereafter			2.00 to 1.0	1.25 to 1.0

(C)           Limitation on Capital Expenditures.  Permit the aggregate amount of Capital Expenditures (excluding (i) the purchase of the TMCT Real Property, (ii) expenditures of insurance proceeds to rebuild or replace any asset, (iii) leasehold improvement expenditures for which Borrower or a Subsidiary is reimbursed by the lessor, sublessor or sublessee and (iv) expenditures of proceeds (including Net Cash Proceeds) of any asset sale permitted under Section 5.02(e)) made in any period set forth below to exceed the amount set forth opposite such period below plus the Retained Amount:

Period			Amount (in millions)
Closing Date	–	December 30, 2007	$210.0
December 31, 2007	–	December 28, 2008	$210.0
December 29, 2008	–	December 27, 2009	$145.0
December 28, 2009	–	December 26, 2010	$145.0
December 27, 2010 and thereafter			$145.0

; provided, however, that if the aggregate amount of Capital Expenditures made in any fiscal year shall be less than the maximum amount of Capital Expenditures permitted under this Section 5.02(i)(C) for such fiscal year, then an amount of such shortfall may be added to the amount of Capital Expenditures permitted under this Section 5.02(i)(C) for the succeeding fiscal years.

For purposes of determining pro forma compliance with any of the tests in this Section 5.02(i) prior to delivery of the first Compliance Certificate after the Closing Date, compliance will be tested based on the Test Period ended March 25, 2007 and the levels set forth in the topmost row of each chart.

(j)            Prepayments of Other Debt and Modifications of Certain Documents, etc.  Directly or indirectly:

(i)            make (or give any notice in respect thereof) any voluntary or optional payment or prepayment on or redemption or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar event of, any Debt other than Debt outstanding hereunder; provided that Borrower may (w) prepay or redeem Junior Capital that is not Capital Stock issued in connection with a Special Contribution or the Zell Investment not to exceed the Junior Capital Reduction Amount on the date of such repayment or redemption, (x) make a prepayment or redemption of Debt listed on Schedule 5.02(c)(ii) in connection with refinancing thereof permitted under Section 5.02(c)(ix) or with proceeds of Delayed Draw Tranche B Advances, (y) make a prepayment, repurchase or redemption of the Zell Note in accordance with its terms, (z) make a prepayment or redemption of Debt secured by an asset sold in connection with any Asset Sale permitted under Section 5.02(e) with the Net Cash Proceeds of such Asset Sale, (aa) make any prepayment of the Zell Sub Note to the extent not prohibited by the terms of any applicable subordination provisions, (bb) make prepayments and redemptions of any Debt with the proceeds of other Debt permitted to be incurred under Section 5.02(c), and (cc) make prepayments and redemptions of Debt not otherwise permitted hereunder in an aggregate amount not to exceed the Retained Amount; provided that no prepayments or redemptions of Junior Capital are permitted using this clause (cc); or

(ii)           amend or modify, or permit the amendment or modification of, any provision of any Transaction Document (including any Borrower Acquisition Bridge Loan Documents, any Borrower High Yield Notes Documents and the Zell Investment Agreement), the ESOP Documentation or the PHONES in any manner that is adverse in any material respect to the interests of the Lenders; provided that Borrower may amend the ESOP Documentation to the extent required by the Internal Revenue Service in order to obtain a favorable determination letter with respect to the ESOP or to comply with changes in applicable law.

(k)           Limitation on Issuance of Capital Stock.

(i)            With respect to Borrower, issue any Equity Interest that is not common stock or warrants, options or other rights to acquire in each case Borrower common stock.

(ii)           With respect to any Subsidiary, issue any Equity Interest (including by way of sales of treasury stock) or any options or warrants to purchase, or securities convertible into, any Equity Interest, except (v) for issuances made in connection with re-incorporating a Subsidiary in a different jurisdiction, issuances made in connection with mergers of Subsidiaries effected for purposes of relocating such Subsidiaries in a different jurisdiction or becoming a limited liability company and conversions of corporations into limited liability companies, in each case so long the owners of the Equity Interests remain the same immediately after such conversions; (w) issuances of Equity Interests as part of a Permitted Disposition Transaction; (x) for stock splits, stock dividends and additional issuances of Equity Interests which do not decrease the percentage ownership of any Subsidiaries in any class of the Equity Interest of such Subsidiary; (y) Subsidiaries of Borrower formed after the Closing Date may issue Equity Interests to Borrower or the Subsidiary of Borrower which is to own such Equity Interests; and (z) Subsidiaries of Borrower for and after the Closing Date may issue de minimis amounts of Equity Interests to comply with applicable local laws.  All Equity Interests issued in accordance with this Section 5.02(k)(ii) by Tribune Finance, LLC or Tribune Broadcasting Holdco LLC shall be subject to the pledge pursuant to the Pledge Agreement.

(l)            Business.  Borrower and the Subsidiaries shall not engage in any business other than those businesses in which Borrower and its Subsidiaries are engaged on the Closing Date or, in the good faith judgment of the Board of Directors, which are incidental or related thereto, reasonable extensions thereof or reasonably similar or complementary thereto, including, without limitation, entering into Receivables Facilities.

(m)          No Further Negative Pledge.  Enter into any agreement, instrument, deed or lease which prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, except the following:  (i) this Agreement and the other Loan Documents; (ii) covenants in documents creating Liens not prohibited by Section 5.02(a) prohibiting further Liens on the properties encumbered thereby; (iii) any other agreement that does not restrict in any manner (directly or indirectly) Liens created pursuant to the Loan Documents on any Collateral securing the Secured Obligations and does not require the direct or indirect granting of any Lien securing any Debt or other obligation by virtue of the granting of Liens on or pledge of property of any Loan Party to secure the Secured Obligations; (iv) any prohibition or limitation that (a) exists pursuant to applicable requirements of law, (b) consists of customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 5.02(e) pending the consummation of such sale, (c) restricts subletting or assignment of leasehold interests contained in any lease or sublease governing a leasehold interest of Borrower or a Subsidiary, (d) exists in any agreement in effect at the time such Subsidiary becomes a Subsidiary of Borrower, so long as such agreement was not entered into in contemplation of such Person becoming a Subsidiary or (e) is imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents or the contracts, instruments or obligations referred to in clause (iii) or (iv)(d); provided that such amendments and refinancings are no more materially restrictive with respect to such prohibitions and limitations than those prior to such amendment or refinancing; (v) the indentures and agreements related to the Existing Notes; (vi) all Transaction Documents; (vii) restrictions on assignment contained in any contract entered into by any Company; and (viii) limitations imposed in connection with a Permitted Disposition Transaction, so long as such limitations do not extend beyond the asset subject to the Disposition and any Investments received as consideration for such Disposition.

(n)           Limitation on Tribune Finance, LLC.  Tribune Finance, LLC may not hold any material properties (other than the Intercompany Junior Subordinated Notes), become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to Borrower, (2) the incurrence of Debt as a co-obligor or guarantor, as the case may be, of Borrower Acquisition Bridge Loans and Borrower High Yield Notes and the Loan Documents, (3) Investments pursuant to the Intercompany Junior Subordinated Notes; and (4) activities incidental thereto.  Neither Borrower nor any Subsidiary shall engage in any transactions with Tribune Finance, LLC in violation of the immediately preceding sentence.

(o)           ERISA.  For plan years beginning after December 31, 2007, from and after the consummation of the Acquisition, Borrower shall not make, and shall cause its Subsidiaries not to make, any contributions (other than “elective contributions” within the meaning of Treas. Reg. § 1.401(k)-6) to the Tribune Company 401(k) Savings and Profit Sharing Plan; provided, that for the 2007 plan year, Borrower shall be permitted to make contributions with respect to such year in 2008.

ARTICLE VI

EVENTS OF DEFAULT

SECTION 6.01.        Events of Default.  If any of the following events (“Events of Default”) shall occur and be continuing:

(a)           Borrower shall fail to pay any principal of any Advance when the same becomes due and payable; or Borrower shall fail to pay any interest on any Advance or make any other payment of fees or other amounts payable under any Loan Document within five Business Days after the same becomes due and payable; or

(b)           any representation or warranty made by or on behalf of any Loan Party in any Loan Document or by or on behalf of any Loan Party (or any of its officers) in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made; or

(c)           (i) any Loan Party shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(d) (solely with respect to the existence of Borrower), 5.01(i)(iv)(a), 5.01(n) or 5.02, or (ii) any Loan Party shall fail to perform or observe any other term, covenant or agreement (other than those referred to in clause (a) or (b) above) contained in this Agreement on its part to be performed or observed if such failure shall remain unremedied for 30 days after written notice thereof shall have been given to Borrower by the Agent or any Lender; or

(d)           Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) shall fail to pay any principal of or premium or interest on any Debt that is outstanding in a principal amount of at least $75,000,000 in the aggregate (but excluding Debt outstanding hereunder and provided that with respect to Hedge Agreements such amount shall be the then effective net payment obligations of Borrower or any Subsidiary of Borrower (other than an Excluded Subsidiary) in respect of such Hedge Agreements) of Borrower or such Subsidiary (as the case may be), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Debt and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt shall be declared to be due and payable, or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof; or

(e)           Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or

(f)            judgments or orders for the payment of money in excess of $75,000,000 in the aggregate shall be rendered against Borrower or any of its Subsidiaries (other than an Immaterial Subsidiary) and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 60 consecutive days during which payment for such judgment or order shall remain unsatisfied or a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such amount shall be calculated after deducting from the sum so payable any amount of such judgment or order that is covered by a valid and binding policy of insurance in favor of Borrower or such Subsidiary; or

(g)           any Change in Control shall occur; or

(h)           Borrower or any of its ERISA Affiliates shall incur, or shall be reasonably likely to incur, liability as a result of one or more of the following which would be reasonably likely to have a Material Adverse Effect: (i) the occurrence of any ERISA Event; (ii) the partial or complete withdrawal of Borrower or any of its ERISA Affiliates from a Multiemployer Plan; (iii) the reorganization or termination of a Multiemployer Plan; or (iv) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which there is no exemption under Section 408 of ERISA or Section 4975 of the Code, respectively; or

(i)            any Loan Document shall cease to be legal, valid and binding obligations of Borrower or a Guarantor, enforceable against Borrower and the Guarantor as party thereto in accordance with their respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity) or the enforceability of any Loan Document shall be contested by Borrower or a Guarantor; or

(j)            the Liens created by the Pledge Agreement shall at any time not constitute a valid and perfected Lien on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation, or possession is required herein or therein) in favor of the Agent, having the priority contemplated by the Pledge Agreement (except to the extent such Liens have been released in accordance with this Agreement or such other Loan Document), or shall be asserted by Borrower or any Subsidiary not to be a valid, perfected, security interest in or Lien on the Collateral covered thereby;

then, and in any such event, the Agent (i) shall at the request, or may with the consent, of the Required Lenders, by notice to Borrower, declare the obligation of each Lender to make Advances (other than Advances to be made by an Issuing Bank or a Revolving Credit Lender pursuant to Section 2.03(c)) and of the Issuing Banks to issue Letters of Credit to be terminated, whereupon the same shall forthwith terminate, and (ii) shall at the request, or may with the consent, of the Required Lenders, by notice to Borrower, declare the Advances, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to Borrower under the Federal Bankruptcy Code, (A) the obligation of each Lender to make Advances (other than Advances to be made by an Issuing Bank or a Revolving Credit Lender pursuant to Section 2.03(c)) and of the Issuing Banks to issue Letters of Credit shall automatically be terminated and (B) the Advances, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by Borrower.

SECTION 6.02.        Actions in Respect of the Letters of Credit upon Default.  If any Event of Default shall have occurred and be continuing, the Agent may with the consent, or shall at the request, of the Required Revolving Credit Lenders, irrespective of whether it is taking any of the actions described in Section 6.01 or otherwise, make demand upon Borrower to, and forthwith upon such demand Borrower will, (a) pay to the Agent on behalf of the Revolving Credit Lenders in same day funds at the Agent’s office designated in such demand, for deposit in the L/C Cash Deposit Account, an amount equal to the aggregate Available Amount of all Letters of Credit then outstanding or (b) make such other arrangements in respect of the outstanding Letters of Credit as shall be acceptable to the Required Revolving Credit Lenders and not more disadvantageous to Borrower than the foregoing clause (a); provided, however, that in the event of an actual or deemed entry of an order for relief with respect to Borrower under the Federal Bankruptcy Code, an amount equal to the aggregate Available Amount of all outstanding Letters of Credit shall be immediately due and payable to the Agent for the account of the Revolving Credit Lenders without notice to or demand upon Borrower, which are expressly waived by Borrower, to be held in the L/C Cash Deposit Account.  If at any time an Event of Default is continuing the Agent determines that any funds held in the L/C Cash Deposit Account are subject to any right or claim of any Person other than the Agent and the Revolving Credit Lenders or that the total amount of such funds is less than the aggregate Available Amount of all Letters of Credit, Borrower will, forthwith upon demand by the Agent, pay to the Agent, as additional funds to be deposited and held in the L/C Cash Deposit Account, an amount equal to the excess of (a) such aggregate Available Amount over (b) the total amount of funds, if any, then held in the L/C Cash Deposit Account that the Agent determines to be free and clear of any such right and claim.  Upon the drawing of any Letter of Credit, to the extent funds are on deposit in the L/C Cash Deposit Account, such funds shall be applied to reimburse the Issuing Banks to the extent permitted by applicable law.  Upon the earlier of (i) no Event of Default continuing and (ii) all Letters of Credit having expired or been fully drawn upon, the balance, if any, in such L/C Cash Deposit Account shall be returned to Borrower and deposited into Borrower’s Account for Borrower’s sole use.

ARTICLE VII

THE AGENT

SECTION 7.01       Authorization and Action.  Each Lender (in its capacity as a Lender and Issuing Bank, as applicable) hereby appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto.  As to any matters not expressly provided for by this Agreement (including, without limitation, enforcement or collection of the Notes), the Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders (or such greater number of Lenders as may be required pursuant to Section 8.01), and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that the Agent shall not be required to take any action that exposes the Agent to personal liability or that is contrary to this Agreement or applicable law.  The Agent agrees to give to each Lender prompt notice of each notice given to it by Borrower pursuant to the terms of this Agreement.  The Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  The Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.  Notwithstanding the foregoing, unless and until a replacement Agent shall have been appointed and shall have accepted such appointment in accordance with Section 7.06, the Agent shall remain liable for the performance of all of its duties and obligations hereunder.

SECTION 7.02       Agent’s Reliance, Etc.  Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, except to the extent resulting from its or their own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final, non-appealable judgment).  Without limitation of the generality of the foregoing, the Agent: (i) may treat the Lender that made any Advance as the holder of the Debt resulting therefrom until the Agent receives and accepts an Assignment and Acceptance entered into by such Lender, as assignor, and an Eligible Assignee, as assignee, as provided in Section 8.07; (ii) may consult with legal counsel (including counsel for Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (iii) except as expressly required herein, makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (iv) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of this Agreement on the part of Borrower or the existence at any time of any Event of Default or to inspect the property (including the books and records) of Borrower; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, this Agreement or any other instrument or document furnished pursuant hereto; and (vi) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopier) believed by it to be genuine and signed or sent by the proper party or parties.

SECTION 7.03.      The Agent and Affiliates.  With respect to its Commitments, the Advances made by it and any Note or Notes issued to it, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent; and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated, include the Agent in its individual capacity.  The Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, Borrower, any of its Subsidiaries and any Person who may do business with or own securities of Borrower or any such Subsidiary, all as if the Agent were not the Agent and without any duty to account therefor to the Lenders.  The Agent shall have no duty to disclose any information obtained or received by it or any of its Affiliates relating to Borrower or any of its Subsidiaries to the extent such information was obtained or received in any capacity other than as Agent.  In the event that the Agent or any of its Affiliates shall be or become an indenture trustee under the Trust Indenture Act of 1939 (as amended from time to time, the “Trust Indenture Act”) in respect of any securities issued or guaranteed by Borrower, the parties hereto acknowledge and agree that any payment or property received in satisfaction of or in respect of any obligation of Borrower hereunder by or on behalf of the Agent in its capacity as the Agent for the benefit of any Lender under this Agreement or any Note (other than the Agent or an Affiliate of the Agent) and which is applied in accordance with this Agreement shall be deemed to be exempt from the requirements of Section 311 of the Trust Indenture Act pursuant to Section 311(b)(3) of the Trust Indenture Act.

SECTION 7.04.      Lender Credit Decision.  Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

SECTION 7.05.      Indemnification.

(a)           The Lenders agree to indemnify the Agent (to the extent not reimbursed by Borrower, but without limiting Borrower’s reimbursement obligations), ratably according to the respective principal amounts of the Advances then owed to each of them (or if no Advances are at the time outstanding, ratably according to the respective amounts of their Commitments) (“Ratably”), from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel) of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under this Agreement (collectively, the “Indemnified Costs”), provided that no Lender shall be liable for any portion of the Indemnified Costs, except to the extent any such Indemnified Cost is found in a final, non-appealable judgment to have resulted from the Agent’s gross negligence or willful misconduct.  Without limitation of the foregoing, each Lender agrees to Ratably reimburse the Agent promptly upon demand for any out-of-pocket expenses (including reasonable counsel fees) incurred by the Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by Borrower.  In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 7.05 applies whether any such investigation, litigation or proceeding is brought by the Agent, any Lender or a third party.

(b)           Each Revolving Credit Lender severally (but not jointly) agrees to indemnify each Issuing Bank (to the extent not promptly reimbursed by Borrower) from and against such Lender’s Ratable Share of any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel) of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against any such Issuing Bank in its capacity as such in any way relating to or arising out of this Agreement or any action taken or omitted by such Issuing Bank in its capacity as such hereunder or in connection herewith, in each case whether or not such investigation, litigation or proceeding is brought by any Lender, its directors, shareholders or creditors or the Agent is otherwise a party thereto, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements, except to the extent any such Indemnified Cost is found in a final, non-appealable judgment to have resulted from such Issuing Bank’s gross negligence or willful misconduct.  Without limitation of the foregoing, each Lender agrees to reimburse any such Issuing Bank promptly upon demand for its Ratable Share of any costs and expenses (including, without limitation, fees and expenses of counsel) payable by Borrower under Section 8.04, to the extent that such Issuing Bank is not promptly reimbursed for such costs and expenses by Borrower.

(c)           The failure of any Lender to reimburse the Agent or any Issuing Bank promptly upon demand for its Ratable Share or Ratably, as the case may be, of any amount required to be paid by the Lenders to the Agent or an Issuing Bank as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Agent or such Issuing Bank Ratably or for its Ratable Share of such amount, as the case may be, but no Lender shall be responsible for the failure of any other Lender to reimburse the Agent or any Issuing Bank for such other Lender’s share of such amount.  Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 7.05 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the Notes.  Each of the Agent and each Issuing Bank agrees to return to the Lenders their respective shares of any amounts paid under this Section 7.05 that are subsequently reimbursed by Borrower, together with any interest received thereon.

SECTION 7.06.      Successor Agent.  The Agent may resign at any time by giving written notice thereof to the Lenders and Borrower and may be removed at any time with or without cause by the Required Lenders.  Upon any such resignation or removal, the Required Lenders shall have the right to appoint a successor Agent; provided that, unless an Event of Default has occurred and is continuing, such successor Agent shall be reasonable satisfactory to Borrower.  If no successor Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Agent, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be (i) a commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $500,000,000 and (ii) unless an Event of Default has occurred and is continuing, reasonably satisfactory to Borrower.  Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement.  After any retiring Agent’s resignation or removal hereunder as Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

SECTION 7.07.      Other Agents.  Each Lender hereby acknowledges that none of the syndication agent, any Lead Arranger, any co-documentation agent or any other Lender designated as any “Agent” on the signature pages hereof has any liability hereunder other than in its capacity (if any) as a Lender.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01.      Amendments, Etc.  Except as provided in Section 2.17, no amendment or waiver of any provision of this Agreement or the Notes, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by Borrower and the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that (a) no amendment, waiver or consent shall, unless in writing and signed by Borrower and all the Lenders, do any of the following: (i) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Advances or participations in Letters of Credit, the number of Lenders that shall be required for the Lenders or any of them to take any action hereunder, or the definition of “Required Lenders” or “Required Revolving Credit Lenders”, (ii) release any material Guarantor from its obligations under the Guarantee Agreement (except as otherwise permitted herein or in the other Loan Documents), (iii) except as provided in Section 8.20(a), release all or substantially of the Collateral, (iv) amend the proviso of Section 8.06, or (v) amend this Section 8.01 and (b) no amendment, waiver or consent shall, unless in writing and signed by Borrower and each Lender that has or is owed obligations under this Agreement that are adversely modified by such amendment, waiver or consent, do any of the following: (i) increase any Commitment of such Lenders other than as provided in Section 2.17, (ii) reduce or forgive the principal of, or interest on, the Advances or any fees or other amounts payable hereunder (including, without limitation, any amounts that become due pursuant to Section 2.10(c)) or change the currency in which the Advances or any fees or other amounts are made by such Lender or are payable to such Lender; provided that only the consent of the Required Lenders shall be necessary to amend Section 2.07(b) or to waive any obligation of Borrower to pay any increased interest pursuant to Section 2.07(b), (iii) postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder or (iv) change Section 2.13(a) or (f), Section 2.15 or Section 7 of the Pledge Agreement in a manner that would alter the manner in which payments are shared; and provided further that (x) no amendment, waiver or consent shall, unless in writing and signed by the Agent in addition to Borrower and the Lenders required above to take such action, affect the rights or duties of the Agent under this Agreement or any Note and (y) no amendment, waiver or consent shall, unless in writing and signed by the Issuing Banks in addition to Borrower and the Lenders required above to take such action, adversely affect the rights or obligations of the Issuing Banks in their capacities as such under this Agreement; provided further that no amendment, waiver or consent shall (x) change or waive any condition in Section 3.02 to any Revolving Credit Advance without the written consent of Borrower and the Required Revolving Credit Lenders and (y) on or before the expiration or termination of all Delayed Draw Tranche B Commitments, change or waive any condition in Section 3.02 to any Delayed Draw Tranche B Advance without the written consent of Borrower and the Lenders holding at least a majority of the aggregate outstanding Delayed Draw Tranche B Commitments.  Notwithstanding the foregoing, any amendment that shall cure any ambiguity, omission, mistake, defect or inconsistency shall be effective if the same shall be in writing and signed by Borrower and the Agent.

If any Lender does not consent to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, Borrower may replace such non-consenting Lender (a “Non-Consenting Lender”) or replace such Non-Consenting Lender from the class of Advances for which consent is being sought, in each case, in accordance with Section 8.15; provided that such amendment, waiver, consent or release can be effected as a result of the assignment contemplated by such Section (together with all other such assignments required by Borrower to be made pursuant to this paragraph).

If any Non-Consenting Lender is required to assign any Tranche X Advances or Tranche B Advances pursuant to Section 8.07 in connection with such Non-Consenting Lender’s failure to approve any amendment to this Agreement that would, as of the effective date of such amendment, reduce the Applicable Margin applicable to such Tranche X Advances or Tranche B Advances, as the case may be, and such assignment will become effective on or prior to the first anniversary of the Closing Date (excluding any such assignment in connection with a refinancing of all of the Facilities outstanding under this Agreement), then Borrower agrees to pay such Non-Consenting Lender a fee in an amount equal to 1.00% of the aggregate amount of such assigned Tranche X Advances or Tranche B Advances, as the case may be, outstanding on the effective date of such assignment.  Notwithstanding anything to the contrary in this Section, this paragraph shall not be waived, amended or modified without the written consent of each Lender adversely affected thereby.

SECTION 8.02.      Notices, Etc.

(a)           Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)            if to Borrower, to it at 435 North Michigan Avenue, 6th Floor, Chicago, Illinois 60611, Attention of General Counsel (Telecopy No. (312) 222-4206), with a copy to Sidley Austin LLP, at 1 South Dearborn Street, Chicago, Illinois 60603, Attention:  Robert Lewis, Esq. (Telecopy No. (312) 853-7036; Email:  rlewis@sidley.com);
(ii)           if to the Agent, the Swing Line Lender or the Initial Issuing Bank, to JPMorgan Chase Bank, Loan and Agency Services Group, 1111 Fannin, 8th Floor, Houston, Texas 77002, Attention of Gloria Javier (Telecopy No. (713) 750-2358; Email:  gloria.javier@jpmorgan.com), with a copy to JPMorgan Chase Bank,  270 Park Avenue, New York 10017, Attention of John Kowalczuk (Telecopy No. (212) 270-5127; Email:  john.kowalczuk@jpmorgan.com); and
if to any other Lender or Issuing Bank, to it at its address (or telecopy number or email address) set forth in its Administrative Questionnaire.

(b)           Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the Agent or the other parties hereto.  All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date delivered, mailed or telecopied, except that notices to the Agent pursuant to Article II, III or IV shall not be effective until the date of receipt.

(c)           Electronic Communications.  Notices and other communications to the Lenders and the Issuing Banks hereunder may (subject to Section 8.02(d)) be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent and Borrower; provided that the foregoing shall not apply to notices to any Lender or any Issuing Bank pursuant to Article II if such Lender or such Issuing Bank, as applicable, has notified the Agent that it is incapable of receiving notices under such Section by electronic communication.  The Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it (including as set forth in Section 8.02(d)); provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(d)           Posting.  Each Loan Party hereby agrees that it will provide to the Agent all written information, documents and other materials that it is obligated to furnish to the Agent pursuant to this Agreement and any other Loan Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing, Advance or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit hereunder (all such non-excluded communications, collectively, the “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Agent at such e-mail address(es) provided to Borrower from time to time or in such other form, including hard copy delivery thereof, as the Agent shall reasonably require.  In addition, each Loan Party agrees to continue to provide the Communications to the Agent in the manner specified in this Agreement or any other Loan Document or in such other form, including hard copy delivery thereof, as the Agent shall reasonably require.  Nothing in this Section 8.02 shall prejudice the right of the Agent, any Lender or any Loan Party to give any notice or other communication pursuant to this Agreement or any other Loan Document in any other manner specified in this Agreement or any other Loan Document or as the Agent shall reasonably require.

The Agent agrees that receipt of the Communications by the Agent at its e-mail address(es) set forth above shall constitute effective delivery of the Communications to the Agent for purposes of the Loan Documents.

Each Loan Party further agrees that Agent may make the Communications available to the Lenders on a confidential basis by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”).  The Platform is provided “as is” and “as available”.  The Agent does not warrant the accuracy or completeness of the Communications, or the adequacy of the Platform and expressly disclaims liability for errors or omissions in the Communications.  No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by the Agent in connection with the Communications or the Platform.  In no event shall the Agent or any of its Affiliates have any liability to the Loan Parties, any Lender or any other Person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Agent’s transmission of communications through the Internet, except to the extent the liability of the Agent or any of its affiliates results solely from such Person’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final, non-appealable judgment) or material breach of its express obligations.

(e)           Each Lender agrees that notice to it (as provided in the next sentence) (a “Notice”) specifying that any Communications have been posted to the Platform shall constitute effective delivery of such information, documents or other materials to such Lender for purposes of this Agreement;

provided that if requested by any Lender the Agent shall deliver a copy of the Communications to such Lender by email or telecopier.  Each Lender agrees (i) to notify the Agent in writing of such Lender’s e-mail address to which a Notice may be sent by electronic transmission (including by electronic communication) on or before the date such Lender becomes a party to this Agreement (and from time to time thereafter to ensure that the Agent has on record an effective e-mail address for such Lender) and (ii) that any Notice may be sent to such e-mail address.

SECTION 8.03.      No Waiver; Remedies.  No failure on the part of any Lender or the Agent to exercise, and no delay in exercising, any right hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 8.04.      Costs and Expenses; Indemnity; Survival.

(a)           Borrower agrees to pay promptly following demand, all reasonable and documented out-of-pocket costs and expenses of the Agent and the Lead Arrangers in connection with the preparation, execution, delivery, administration, modification and amendment (whether or not effective) of this Agreement, the Notes and the other documents to be delivered hereunder, including, without limitation, (A) all due diligence, syndication (including printing, distribution and bank meetings), transportation, computer and duplication expenses and (B) the reasonable fees and expenses of Cahill Gordon & Reindel LLP, special outside counsel for the Agent, with respect thereto and with respect to advising the Agent as to its rights and responsibilities under this Agreement.  Borrower further agrees to pay promptly following demand all reasonable and documented out-of-pocket costs and expenses of the Agent, the Lead Arrangers and the Lenders, if any (including, without limitation, reasonable and documented counsel fees and expenses), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement, the Notes and the other documents to be delivered hereunder, including, without limitation, reasonable and documented fees and expenses of counsel for the Agent and each Lender in connection with the enforcement of rights under this Section 8.04(a).

(b)           Borrower agrees to indemnify and hold harmless the Agent, each Lead Arranger and each Lender and each of their Affiliates and their officers, directors, employees, agents, trustees and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) the Advances, the Notes, this Agreement, any Letter of Credit, any of the transactions contemplated herein or the actual or proposed use of the proceeds of the Advances or Letters of Credit, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 8.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by Borrower, its directors, equityholders or creditors or an Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  The parties hereto also agree not to assert any claim for special, indirect, consequential or punitive damages against any other party hereto, or any of their respective directors, officers, employees, attorneys and agents, on any theory of liability, arising out of or otherwise relating to the Notes, this Agreement, any of the transactions contemplated herein or the actual or proposed use of the proceeds of the Advances or Letters of Credit.

(c)           If any payment of principal of, or Conversion of, any Eurodollar Rate Advance is made by Borrower to or for the account of a Lender (i) other than on the last day of the Interest Period for such Advance, as a result of a payment or Conversion pursuant to Section 2.08, 2.09, 2.10 or 2.12, acceleration of the maturity of the Notes pursuant to Section 6.01 or for any other reason, or by an Eligible Assignee to a Lender other than on the last day of the Interest Period for such Advance upon an assignment of rights and obligations under this Agreement pursuant to Section 8.07 as a result of a demand by Borrower pursuant to Section 8.07(a) or (ii) as a result of a payment or Conversion pursuant to Section 2.10 or 2.12, Borrower shall, promptly following demand by such Lender (with a copy of such demand to the Agent), pay to the Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses (other than lost profits) that it may reasonably incur as a result of such payment or Conversion, including, without limitation, any loss, cost or expense (other than lost profits) incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Advance.

(d)           In the event any Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to make or continue any portion of the principal amount of any Advance as, or to convert any portion of the principal amount of any Advance into, a Eurodollar Rate Advance) as a result of (i) any Advances not being made as Eurodollar Rate Advances in accordance with the Notice of Borrowing therefor or (ii) any Advances not being continued as, or converted into, Eurodollar Rate Advances in accordance with the notice of Conversion therefor, Borrower shall, promptly following demand by such Lender (with a copy of such demand to the Agent), pay to the Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses (other than lost profits) that it may reasonably incur as a result of such loss or expense, including, without limitation, any loss, cost or expense (other than lost profits) incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Advance.

(e)           Without prejudice to the survival of any other agreement of Borrower hereunder, the agreements and obligations of Borrower contained in Sections 2.11, 2.14 and 8.04 shall survive the payment in full of principal, interest and all other Obligations (other than contingent obligations for unasserted claims) hereunder and under the Notes.

SECTION 8.05.      Right of Set-off.  Upon (a) the occurrence and during the continuance of any Event of Default and (b) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Agent to declare the Advances due and payable pursuant to the provisions of Section 6.01, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or such Affiliate to or for the credit or the account of Borrower against any and all of the obligations of Borrower now or hereafter existing under this Agreement and the Note held by such Lender, whether or not such Lender shall have made any demand under this Agreement or such Note and although such obligations may be unmatured.  Each Lender agrees promptly to notify Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of each Lender and its Affiliates under this Section 8.05 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender and its Affiliates may have.

SECTION 8.06.      Binding Effect.  This Agreement shall become effective when it shall have been executed by Borrower and the Agent and when the Agent shall have been notified by each Initial Lender that such Initial Lender has executed it and thereafter shall be binding upon and inure to the benefit of Borrower, the Agent and each Lender and their respective successors and assigns, provided, however that Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of all the Lenders.

SECTION 8.07.      Assignments and Participations.

(a)           Each Lender may, with the consent of the Agent, each Issuing Bank (in the case of any assignment of the Revolving Credit Commitments) and Borrower (such consents not to be unreasonably withheld or delayed), and, if demanded by Borrower pursuant to Section 8.15 upon at least five Business Days’ notice to such Lender and the Agent, shall, assign to one or more Persons all or a portion of its rights and obligations under any Facility under this Agreement (including, without limitation, all or a portion of its Commitments, the Advances owing to it and the Note or Notes held by it); provided, however, that the consent of Borrower shall not be required for assignments (i) of Term Advances, (ii) to any Lender or one or more of such Lender’s Affiliates or Approved Funds and (iii) if a Default or Event of Default under clause (a) or (e) of Section 6.01 shall have occurred and be continuing; and provided, further, that (A) each such assignment shall be of a constant, and not a varying, percentage of all rights and obligations under this Agreement with respect to one or more Facilities, (B) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender’s rights and obligations under this Agreement with respect to a Facility, the amount of the Commitment under such Facility of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment and on an aggregate basis with respect to Related Funds (as defined below)) shall in no event be less than (x) $1,000,000, with respect to a Term Advance, or (y) $5,000,000, with respect to a Revolving Credit Advance, or, in each case, an integral multiple of $1,000,000 in excess thereof unless Borrower and the Agent otherwise agree, (C) each such assignment shall be to an Eligible Assignee, (D) each such assignment made as a result of a demand by Borrower pursuant to this Section 8.07(a) shall be arranged by Borrower after consultation with the Agent and shall be either an assignment of all of the rights and obligations of the assigning Lender under this Agreement or an assignment of a portion of such rights and obligations made concurrently with another such assignment or other such assignments that together cover all of the rights and obligations of the assigning Lender under this Agreement or, in the case of any Non-Consenting Lender, all or the portion of all of the rights and obligations of such Non-Consenting Lender relating to the class of Advances for which consent is being sought, (E) no Lender shall be obligated to make any such assignment as a result of a demand by Borrower pursuant to this Section 8.07(a) unless and until such Lender shall have received one or more payments from either Borrower or one or more Eligible Assignees in an aggregate amount at least equal to the aggregate outstanding principal amount of the Advances owing to such Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts payable (including amounts payable, if any, pursuant to Section 2.10(c)) to such Lender under this Agreement, (F) the consent of the Agent and/or each Issuing Bank (as applicable) shall not be required for an assignment to any Lender or one or more of such Lender’s Affiliates or Approved Funds, (G) any term or provision hereof to the contrary notwithstanding, the parties to each such assignment shall execute and deliver to the Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with any Note subject to such assignment and a processing and recordation fee of $3,500 payable by the parties to each such assignment (it being understood that only one fee shall be required to be paid by a Lender in respect of concurrent assignments to two or more Related Funds) (unless such fee shall otherwise be waived by the Agent), and (H) if the Eligible Assignee is not a Lender, it shall deliver to the Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about any of the Loan Parties and their respective related parties or their respective securities) will be made available, who will comply with Section 8.08 and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws; provided, however, that in the case of each assignment made as a result of a demand by Borrower pursuant to Section 8.15, such recordation fee shall be payable by Borrower except that no such recordation fee shall be payable in the case of an assignment made at the request of Borrower to an Eligible Assignee that is an existing Lender or an Affiliate of an existing Lender or shall otherwise be waived by the Agent.  Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than its rights under Sections 2.11, 2.14 and 8.04 to the extent any claim thereunder relates to an event arising prior to such assignment) and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(b)           By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows:  (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, this Agreement or any other instrument or document furnished pursuant hereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrower or the performance or observance by Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee confirms that it is an Eligible Assignee; (vi) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.

(c)           Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, together with any Note or Notes subject to such assignment, the Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to Borrower.

(d)           The Agent shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Commitments of, and principal amount of the Advances owing to, each Lender from time to time (the “Register”).  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.  The Agent, in maintaining the Register, is acting solely for such purpose, as an agent for Borrower.

(e)           Each Lender may sell participations to one or more banks or other entities (other than Borrower or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Advances owing to it and any Note or Notes held by it); provided, however, that (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitment to Borrower hereunder) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of this Agreement or any Note, or any consent to any departure by Borrower therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, or postpone any date fixed for any payment of principal of, or interest on, the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation.

(f)            Each Lender that sells a participating interest in all or a portion of its rights and obligations under this Agreement to a participant shall, as agent of Borrower solely for the purpose of this Section 8.07, record in book entries maintained by such Lender the name and the amount of the participating interest of each participant entitled to receive payments in respect of such participating interests.

(g)           Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 8.07, disclose to the assignee or participant or proposed assignee or participant, any information relating to Borrower furnished to such Lender by or on behalf of Borrower; provided that, prior to any such disclosure, (i) the assignee or participant or proposed assignee or participant shall agree in writing to preserve the confidentiality of any Borrower Information relating to Borrower received by it from such Lender on substantially the same terms as provided in Section 8.08 and (ii) such Lender shall notify Borrower of such assignment or participation.

(h)           Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 8.08.      Confidentiality.  Until the first anniversary of the date on which no Advance shall remain unpaid, no Letter of Credit is outstanding and no Lender shall have any Commitment hereunder, neither the Agent nor any Lender may disclose to any Person any Borrower Information, except that each of the Agent and each of the Lenders may disclose Borrower Information (i) to its and its affiliates’ employees, officers, directors, agents, trustees and advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of Borrower Information and instructed to keep Borrower Information confidential on substantially the same terms as provided herein), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 8.08, to (A) any assignee or participant or prospective assignee or participant or (B) any actual or prospective counterparty (or its advisors) to any Hedge Agreements evidencing Secured Hedging Obligations, (vii) to the extent Borrower Information (A) is or becomes generally available to the public on a non-confidential basis other than as a result of a breach of this Section 8.08 by the Agent or such Lender, or (B) is or becomes available to the Agent or such Lender on a nonconfidential basis from a source other than Borrower, (viii) rating agencies, subject to their confidentiality guidelines and procedures, and (ix) with the consent of Borrower.  Each Lender shall be deemed to have complied with this Section 8.08 if it exercises the same degree of care with respect to the confidentiality of Borrower Information as it accords to its own confidential information in accordance with safe and sound banking practices.  For the purposes of this Section, “Borrower Information” means all information received from Borrower or any of its Subsidiaries relating to Borrower, any of its Subsidiaries or any of their businesses, other than any such information that is available to the Agent, the Issuing Banks or any Lender on a non-confidential basis and not in contravention of any applicable confidentiality or similar provision prior to disclosure by Borrower or any of its Subsidiaries.  Any Person required to maintain the confidentiality of Borrower Information as provided in this Section 8.08 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Borrower Information as such Person would accord to its own confidential information.

EACH LENDER ACKNOWLEDGES THAT BORROWER INFORMATION AS DEFINED IN SECTION 8.08 FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING ANY OF THE LOAN PARTIES AND THEIR RESPECTIVE RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION AND ALL BORROWER INFORMATION IN COMPLIANCE WITH THIS SECTION 8.08 AND IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY BORROWER OR THE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT ANY OF THE LOAN PARTIES AND THEIR RESPECTIVE RELATED PARTIES OR THEIR RESPECTIVE SECURITIES.  ACCORDINGLY, EACH LENDER REPRESENTS TO BORROWER AND THE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE BORROWER INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW AND WILL COMPLY WITH THIS SECTION 8.08.

SECTION 8.09.      Governing Law.  THIS AGREEMENT AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 8.10.      Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.11.      Jurisdiction, Etc.

(a)           Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or federal court of the

United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the Notes, or for recognition or enforcement of any judgment arising out of or relating to this Agreement or any Notes, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.  Borrower hereby irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by any parties hereto by registered or certified mail, postage prepaid, to Borrower at its address specified pursuant to Section 8.02.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or the Notes in the courts of any jurisdiction.

(b)           Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Notes in any New York State court or federal court sitting in New York City.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 8.12.      No Liability of the Issuing Banks.  Borrower assumes all risks of the acts or omissions of any beneficiary or transferee of any Letter of Credit with respect to its use of such Letter of Credit.  Neither an Issuing Bank nor any of its officers or directors shall be liable or responsible for:  (a) the use that may be made of any Letter of Credit or any acts or omissions of any beneficiary or transferee in connection therewith; (b) the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged; (c) payment by such Issuing Bank against presentation of documents that do not comply with the terms of a Letter of Credit, including failure of any documents to bear any reference or adequate reference to the Letter of Credit; or (d) any other circumstances whatsoever in making or failing to make payment under any Letter of Credit, except that Borrower shall have a claim against such Issuing Bank, and such Issuing Bank shall be liable to Borrower, to the extent of any direct, but not consequential, damages suffered by Borrower that Borrower proves were caused by (i) such Issuing Bank’s willful misconduct or gross negligence when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof or (ii) any Issuing Bank’s willful failure to make lawful payment under a Letter of Credit after presentation to it of a draft and certificates, and at a time and place, strictly complying with the terms and conditions of the Letter of Credit.  In furtherance and not in limitation of the foregoing, such Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation; provided that nothing herein shall be deemed to excuse such Issuing Bank if it acts with gross negligence or willful misconduct in accepting such documents.

SECTION 8.13.      Patriot Act Notice.  Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender or the Agent, as applicable, to identify Borrower in accordance with the Patriot Act.  Borrower shall provide such information and take such actions as are reasonably requested by the Agent or any Lenders in order to assist the Agent and the Lenders in maintaining compliance with the Patriot Act.

SECTION 8.14.      Waiver of Jury Trial.  EACH OF BORROWER, THE AGENT AND THE LENDERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY

IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE NOTES OR THE ACTIONS OF THE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

SECTION 8.15.      Replacement of Lenders.

(a)           If (A) any Lender requests compensation under Section 2.11(a) or (b), (B) Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.14, (C) any Lender gives notice pursuant to Section 2.12 with respect to an occurrence or state of affairs not applicable to all Lenders, (D) any Lender is a Defaulting Lender, (E) any Lender is a Non-Consenting Lender under Section 8.01 or (F) any Lender becomes insolvent and its assets become subject to a receiver, liquidator, trustee, custodian or other Person having similar powers, then Borrower may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 8.07), all of its interests, rights and obligations under this Agreement and its Note, if any, to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)      Borrower shall have paid to the Agent the assignment fee specified in Section 8.07(a) or the Agent shall have waived receipt of such fee in writing;
(ii)     such replaced Lender shall have received payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under its Note (including any amounts under Sections 2.10(c), 2.11 and 2.14) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts);
(iii)    in the case of any such assignment resulting from a claim for compensation under Section 2.11(a) or (b) or payments required to be made pursuant to Section 2.14, such assignment will result in a reduction in such compensation or payments thereafter;
(iv)    the assignee shall be an Eligible Assignee and shall agree to accept such assignment and to assume all obligations of such Lender hereunder in accordance with Section 8.07;
(v)     any such replacement shall not be deemed to be a waiver of any rights that any party shall have against any other party;
(vi)    in the case of any such assignment of a Non-Consenting Lender under Section 8.01, the assignee shall grant its consent with respect to the applicable proposed amendment, waiver or consent;
(vii)   the consent of any Non-Consenting Lender to any such assignment shall not be required; and
(viii)  such assignment does not conflict with applicable law.

Upon compliance with the provisions of this Section 8.15, the replacement Lender shall become a Lender hereunder and the Lender so replaced shall cease to constitute a Lender hereunder.  A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such

Lender or otherwise, the circumstances entitling Borrower to require such assignment and delegation cease to apply.

SECTION 8.16.      Acknowledgments.  Each of the Loan Parties hereby acknowledges that:

(a)           it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;

(b)           neither the Agent nor any Lender has any fiduciary relationship with or duty to any Loan Party arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Agent and Lenders, on one hand, and the Loan Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)           no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Loan Parties and the Lenders.

SECTION 8.17.      Headings.  Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 8.18.      Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 8.19.      Reliance.  All covenants, agreements, representations and warranties made by the Loan Parties herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Advances and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Advance or any fee or any other Obligation under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding (other than contingent obligations for unasserted claims) or all outstanding Letters of Credit have been cash collateralized or secured by a back-up letter of credit and so long as the Commitments have not expired or terminated.

SECTION 8.20.      Releases of Guarantees and Liens.

(a)           Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 8.01) to take any action requested by Borrower having the effect of releasing any Collateral or Guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 8.01 or (ii) under the circumstances described in paragraph (b) below.

(b)           At such time as the Advances and the other Obligations (other than contingent obligations for unasserted claims) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding or all outstanding Letters of Credit have been cash collateralized or secured by a back-up letter of credit, the Collateral shall be released from the Liens created by the Pledge Agreement, and the Loan Documents and all Obligations (other than those expressly stated to survive such termination) of the Agent and each Loan Party under the Loan Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

TRIBUNE COMPANY

By:	/s/ Donald C. Grenesko
Name: Donald C. Grenesko
Title: Senior Vice President/Finance and Administration

JPMORGAN CHASE BANK, N.A.,
as Agent

By:	/s/ Robert Anastasio
Name: Robert Anastasio
Title: Vice President

INITIAL LENDERS

BANK OF AMERICA, N.A.,
as Co-Documentation Agent and Lender

By:	/s/ Daniel R.Petrik
Name: Daniel R. Petrik
Title: Senior Vice President

BARCLAYS BANK PLC,
as Co-Documentation Agent and Lender

By:	/s/ David Barton
Name: David Barton
Title: Associate Director

CIT LENDING SERVICES CORP.,
as Lender

By:	/s/ Donald J. Oberg, Jr.
Name: Donald J. Oberg, Jr.
Title: Vice President

CITICORP NORTH AMERICA, INC.,
as Co-Documentation Agent and Lender

By:	/s/ Julie Persily
Name: Julie Persily
Title: Managing Director

JPMORGAN CHASE BANK, N.A.,
as Agent and Lender

By:	/s/ Robert Anastasio
Name: Robert Anastasio
Title: Vice President

LASALLE BANK N.A.,
as Agent and Lender

By:	/s/ Paul B. Cronin
Name: Paul B. Cronin
Title: Senior Vice President

LEHMAN BROTHERS COMMERCIAL BANK,
as Lender

By:	/s/ Brian McNany
Name: Brian McNany
Title: Authorized Signatory

MERRILL LYNCH CAPITAL CORPORATION,
as Syndication Agent and Lender

By:	/s/ David Tuvlin
Name: David Tuvlin
Title: Vice President

NATIONAL CITY BANK,
as Lender

By:	/s/ Derek R. Cook
Name: Derek R. Cook
Title: Vice President

SUMITOMO MITSUI BANKING CORPORATION,
as Lender

By:	/s/ Leo E. Pagarigan
Name: Leo E. Pagarigan
Title: General Manager